UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Span-America Medical Systems, Inc.

(Name of Subject Company)

Span-America Medical Systems, Inc.

(Name of Person Filing statement)

Common Stock, no par value

(Title of Class of Securities)

846396109

(CUSIP Number of Class of Securities)

James D. Ferguson

President and Chief Executive Officer

Span-America Medical Systems, Inc.

70 Commerce Center

Greenville, South Carolina 29615

(Name, Address and telephone Number of Person Authorized to Receive Notices and Communications

on behalf of the Person Filing Statement)

with copies to:

Eric K. Graben

Wyche, P.A.

44 East Camperdown Way

Greenville, South Carolina 29601

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Span-America Medical Systems, Inc., a South Carolina corporation (“Span-America”). Span-America’s principal executive offices are located at 70 Commerce Drive, Greenville, South Carolina 29615, and its telephone number is (864) 288-8877. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Span-America” refer to Span-America.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Span-America’s common stock, no par value (“Company Common Stock,” and the shares of Company Common Stock being referred to as “Shares”). As of May 1, 2017, there were (x) 2,764,625 Shares issued and outstanding and (y) 52,150 Shares reserved for issuance pursuant to the exercise of outstanding unexpired and unexercised options to purchase Shares.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address

The name, business address and business telephone number of Span-America, which is the subject company and the person filing this Schedule 14D-9, are set forth above in “Item 1. Subject Company Information—Name and Address.” Span-America’s website is www.spanamerica.com. The information on Span-America’s website is not part of this Schedule 14D-9 and is not incorporated herein by reference.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Savaria (SC) Inc., a South Carolina corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Savaria Corporation, an Alberta corporation (“Savaria” or “Parent”), to purchase all of the issued and outstanding Shares at a purchase price of $29.00 per share (the “Offer Price”), in cash, without interest, subject to any required withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated May 17, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and collectively with the Offer to Purchaser, the “Offer”). The Offer to Purchase and the Letter of Transmittal are being mailed to Span-America’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on May 17, 2017, by Purchaser and Parent (together with any amendments and supplements thereto, the “Schedule TO”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 1, 2017 (as it may be amended and supplemented from time to time, the “Merger Agreement”), by and among Span-America, Purchaser and Parent, pursuant to which, among other matters, as soon as practicable following the consummation of the Offer and the exercise of the Top-Up Option (as defined in the Merger Agreement), if necessary, and the satisfaction or waiver of certain conditions in the Merger Agreement, Purchaser will merge with Span-America with Span-America surviving as a wholly-owned subsidiary of Parent pursuant to the South Carolina Business Corporation Act of 1988, as amended (the “SCBCA”) Section 33-11-104 (the “Merger”). Because the Merger Agreement contemplates that the Merger will be a “short-form” merger governed by Section 33-11-104 of the SCBCA, assuming Purchaser acquires ninety percent (90%) of the issued and outstanding Shares through transactions contemplated by the Merger Agreement (the “Transactions”), no stockholder vote will be required to consummate the Merger. Span-America does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If Savaria closes the Offer but is unable for any reason to obtain sufficient Shares to consummate a “short-form” merger after closing, Savaria would become entitled to designate a majority of the directors on Span-America’s Board and would be obligated to call a special meeting of Span-America’s shareholders to approve the Merger as a “long-form” merger by a vote of Span-America’s shareholders; however, the result of such vote would be determined by Savaria’s ownership of over two-thirds of Span-America’s Shares as a result of consummation of the Offer.

At the effective time of the Merger (the “Effective Time), each Share (other than (i) Shares owned by Parent or Purchaser; (ii) Shares held by Span-America or (iii) Shares held by a holder who is entitled to demand and who properly demands appraisal for such Shares in accordance with Section 33-13-101, et seq. of the SCBCA (“Dissenters’ Shares”)) shall, by virtue of the Merger and without any action on the part of the holder thereof, be automatically cancelled and converted into the right to receive an amount in cash, payable to the holder thereof, without any interest thereon, equal to the Offer Price (the “Merger Consideration,” and together with the Offer Price, the “Consideration”), on the terms and conditions set forth in the Merger Agreement. Upon the Effective Time, Span-America will cease to be a publicly-traded company and will become a wholly-owned indirect subsidiary of Parent. Parent may elect in certain circumstances to merge Span-America into Purchaser with Purchaser as the surviving corporation pursuant to Section 33-11-108 of the SCBCA; however, in these circumstances, the Merger Consideration will be unaffected. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Purchaser commenced (within the meaning of Rule14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on May 17, 2017. The Offer is conditioned upon, among other things, (a) there being validly tendered pursuant to the Offer and not properly withdrawn prior to the Expiration Date (as defined herein) a number of Shares that when added to the Shares already beneficially owned by Parent or Purchaser (if any), represents at least 66⅔% of the total number of Shares then outstanding on a fully-diluted basis; (b) any necessary regulatory approvals shall have been obtained and (c) the satisfaction or waiver of other customary closing conditions set forth in the Merger Agreement, including but not limited to the absence of any order or injunction from a court of competent jurisdiction that would be reasonably expected to result in a restraining order, injunction or other order preventing consummation of the Transactions and the absence of a material adverse effect on Span-America. The “Expiration Date” means 5:00 p.m., New York City Time, on Thursday, June 15, 2017, such date being the date that is twenty (20) business days following the commencement of the Offer and the earliest expiration time permitted by the Merger Agreement, unless the Offer is extended in accordance with the terms of the Merger Agreement. The Offer is not subject to a financing condition.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement.

According to the Schedule TO, the address of the principal executive office of Purchaser is located at 4350 Chomedey Highway, Laval, Quebec, Canada H7R 6E9, and its telephone number is (800) 931-5655. According to the Schedule TO, the principal executive office of Parent is located at 4350 Chomedey Highway, Laval, Quebec, Canada H7R 6E9, and its telephone number is (800) 931-5655.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at http://www.sec.gov.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Span-America, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between Span-America or its affiliates, on the one hand, and (i) Span-America’s executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between Span-America and its Executive Officers, Directors and Affiliates

The executive officers of Span-America and the members of the board of directors of Span-America (the “Board” or the “Company Board”) may have certain interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to those of Span-America’s stockholders generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, along with other matters described below, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

●	the payments to be made by Span-America in connection with the Merger to cancel all outstanding Company Stock Options, as defined below;

●	the potential receipt of payments and benefits by executive officers of Span-America under the change in control agreements described below, as a result of the Transactions;

●	the entitlement to indemnification benefits in favor of directors and executive officers of Span-America.

For further information with respect to the arrangements between Span-America and its executive officers, directors and affiliates, please see the Definitive Proxy Statement on Schedule 14A, as amended, filed by Span-America with the SEC on February 22, 2017, including the information under the heading “Executive Officers—Compensation of Executive Officers”.

Outstanding Shares Held by Span-America’s Directors and Executive Officers

If the executive officers and directors of Span-America who own Shares tender their Shares for purchase pursuant to the Offer, as required by the Tender Support Agreements (as defined below), they will receive the same cash consideration on the same terms and conditions as the other stockholders of Span-America who tender their Shares in the Offer. As of May 1, 2017, the executive officers and directors of Span-America beneficially owned, in the aggregate, 448,709 Shares (which excludes Shares subject to issuance pursuant to granted and outstanding Company Stock Options, as herein defined).

The following table sets forth (i) the number of shares beneficially owned as of May 1, 2017, by each of the senior officers and directors of Span-America (which excludes Shares subject to issuance pursuant to granted and outstanding Company Stock Options) and (ii) the aggregate cash consideration that would be payable for such shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares	Cash Consideration for Shares
Robert E. Ackley	11,929	$345,941
Richard C. Coggins	32,888	$953,752
Robert H. Dick (1)	32,000	$928,000
William D. Darby	—	—
James D. Ferguson	96,061	$2,785,769
Thomas F. Grady, Jr.	49,595	$1,438,255
Thomas D. Henrion (2)	129,055	$3,742,595
Erick C. Herlong	5,811	$168,519
Dan R. Lee	13,500	$391,500
Linda D. Norman	12,900	$374,100
James R. O’Reagan	20,641	$598,589
Terry Allison Rappuhn	2,500	$72,500
Clyde A. Shew	31,219	$905,351
Marie Sitter	4,437	$128,673
Thomas J. Sullivan	6,173	$179,017
James L. Teague, Jr.	—	—
All current directors and executive officers as a group (16 persons)	448,709	$13,012,561

(1) The amount shown as beneficially owned by Mr. Dick includes 1,000 shares held in an IRA account. The brokerage account in which these shares are held has margin capabilities. However, the Span-America shares in the account are not margined.

(2) The amount shown as beneficially owned by Mr. Henrion includes 8,200 shares owned by his spouse. Mr. Henrion disclaims beneficial ownership with respect to the shares owned by his spouse. Mr. Henrion’s shares are held in five separate brokerage accounts one of which has margin capabilities and contains approximately 27% of his Span-America shares as well as other securities and which is partially margined.

Treatment of Company Equity Awards

The Merger Agreement required Span-America to deliver, simultaneously with the execution and delivery of the Merger Agreement, Stock Option Cancellation Agreements (collectively, “Stock Option Cancellation Agreements”) executed by and between Span-America and each of Robert E. Ackley, Richard C. Coggins, William D. Darby, James D. Ferguson, Erick C. Herlong, James R. O’Reagan, Clyde A. Shew and Marie Sitter and use its reasonable best efforts to enter into Stock Option Cancellation Agreements with all other holders of all outstanding options to acquire Shares that are outstanding and unexercised under Span-America’s 1997 Option Plan, Span-America’s 2007 Equity Incentive Plan or Span-America’s 2017 Equity Incentive Plan as of immediately prior to the Effective Time (each, a “Company Stock Option”), pursuant to which at the Effective Time, each Company Stock Option (i) to the extent vested as of immediately prior to the Effective Time shall be cancelled and converted into the right to receive an amount of cash equal to the product of (x) the number of Shares that were purchasable upon exercise of such vested Company Stock Option and (y) the Offer Price less the exercise price of such vested Company Stock Option; and (ii) to the extent unvested as of immediately prior to the Effective Time shall be cancelled for no consideration. All Company Stock Options were fully vested prior to May 1, 2017 and the Transactions have not accelerated or otherwise impacted the vesting of any Company Stock Options. Since March 17, 2017 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of our executive officers or directors have sold Shares received upon the exercise of Company Stock Options. As of May 1, 2017, no directors who are not also officers of Span-America held Company Stock Options.

The table below sets forth, for each of the Span-America executive officers holding Company Stock Options, as of May 1, 2017, (i) the aggregate number of shares subject to such Company Stock Options and (ii) the cash amount payable for such Company Stock Options pursuant to the Stock Option Cancellation Agreement executed by such officer on a pre-tax basis at the Effective Time, calculated by multiplying (x) the number of Shares that were purchasable upon exercise of such vested Company Stock Options and (y) the Offer Price less the exercise price of such vested Company Stock Option.

Name of Executive Officer	Number of Shares Subject to Vested Stock Options	Cash Consideration for Vested Options
Robert E. Ackley	6,000	$95,720
Richard C. Coggins	7,500	$119,650
William D. Darby	3,000	$42,300
James D. Ferguson	10,000	$157,680
Erick C. Herlong	6,500	$105,550
James R. O’Reagan	6,000	$95,720
Clyde A. Shew	7,500	$119,650
Marie Sitter	4,000	$56,400
James L. Teague, Jr.	—	—
Total	50,500	$792,670

Change In Control Compensation

Span-America previously entered into the following severance protection agreements with the following executive officers of Span-America (the “Severance Agreements”):

●

Severance Protection Agreement between Span-America and James D. Ferguson dated July 25, 2002, which is filed as Exhibit 10.20 of Span-America’s Annual Report on Form 10-K for the fiscal year ended September 28, 2002 (the “2002 10-K”), and is incorporated herein by reference.

●	Severance Protection Agreement between Span-America and Robert E. Ackley dated July 25, 2002, which is filed as Exhibit 10.21 of the 2002 10-K and is incorporated herein by reference.
●	Severance Protection Agreement between Span-America and Richard C. Coggins dated July 25, 2002, which is filed as Exhibit 10.22 of the 2002 10-K and is incorporated herein by reference.
●	Severance Protection Agreement between Span-America and James R. O’Reagan dated July 25, 2002, which is filed as Exhibit 10.23 of the 2002 10-K and is incorporated herein by reference.
●	Severance Protection Agreement between Span-America and Clyde A. Shew dated July 25, 2002, which is filed as Exhibit 10.24 of the 2002 10-K and is incorporated herein by reference.
●

Severance Protection Agreement between Span-America and Erick C. Herlong dated December 1, 2008, which is filed as Exhibit 10.16 to Span-America’s Annual Report on Form 10-K for the fiscal year ended October 3, 2009 (the “2009 10-K”) and is incorporated herein by reference.

●	Severance Protection Agreement between Span-America and Marie Sitter dated December 1, 2008, which is filed as Exhibit 10.17 to the 2009 10-K and is incorporated herein by reference.

Under each Severance Agreement, the executive party to the agreement will be entitled to receive certain payments if such executive’s employment terminates within one year following a Change in Control (as defined in the Severance Agreements). The consummation of the Offer will constitute a Change in Control. If, after consummation of the Offer, an executive party to a Severance Agreement is terminated by Span-America (which would be controlled by Savaria if the Offer is closed) for Cause or Disability (each as defined in the Severance Agreements), by reason of the executive’s death, or by the executive, other than an Involuntary Termination (as defined in the Severance Agreements), then the executive is entitled to payment of all Accrued Compensation (as defined in the Severance Agreements), which generally includes all compensation earned or accrued through the employment termination date, including a pro rata portion of any bonus for which the executive is eligible for the fiscal year in which the Change in Control occurs.

If termination is either by Span-America without Cause, and not on account of death or Disability, or by the executive pursuant to an Involuntary Termination, then the executive is entitled to immediate payment in a lump sum of (a) Accrued Compensation; (b) two times (for James D. Ferguson and Richard C. Coggins) or one times (for Robert E. Ackley, James R. O’Reagan, Clyde A. Shew, Erick C. Herlong and Marie Sitter) the executive’s annual compensation at the rate in effect immediately prior to the Change in Control, and (c) an amount equal to 10% of the executive’s base salary in effect immediately prior to the Change in Control as payment for certain lost benefits. For purposes of determining variable compensation (such as bonuses), the annual amount of such compensation is deemed to be equal to the average of such compensation over the three year period immediately prior to the termination. In addition, if termination is either by Span-America without Cause, and not on account of death or Disability, or by the executive pursuant to an Involuntary Termination, then the executive is entitled to certain additional rights, including deemed vesting of all stock options and, subject to applicable legal limits, a one-year period to exercise any outstanding stock options. The foregoing summary and description are qualified in their entirety by reference to the Severance Agreements, which are filed as the Exhibits referenced above.

This section sets forth the information required by Item 402(t) or Regulation S-K regarding the compensation for each of the currently employed executive officers of Span-America, including those officers who are designated as “named executive officers,” that is based on or otherwise relates to the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including the assumptions set forth in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that an executive officer of Span-America receives may materially differ from the amounts set forth in the table.

The table below assumes that:

●	the Offer is consummated;
●

the employment of the executive officer is terminated by the Surviving Corporation without Cause on June 30, 2017 or that the compensation due to such officer upon his or her termination within one year following a Change in Control is the same as the compensation that would be payable on June 30, 2017;

●	as of the termination date, the executive officer’s base salary has not changed since May 1, 2017;
●

any Accrued Compensation, bonus, incentive, vacation or other compensation or vacation pay other than such executive officer’s base salary that is accrued but unpaid at the date of termination is included in the payment amount;

●	any reduction for excess parachute payments, as provided in the Severance Agreements, will not apply; and
●	no executive officer will enter into any new agreement between the date hereof and such officer’s termination date which alters, amends or supersedes the Severance Agreement.

Change in Control Compensation

Name	Cash Compensation (1)	Payments for Option Cancellations (2)	Total
James D. Ferguson*	$846,283	$157,680	$1,003,963
Richard C. Coggins*	$547,883	$119,650	$667,533
Robert E. Ackley*	$251,053	$95,720	$346,773
James R. O’Reagan*	$237,537	$95,720	$333,257
Clyde A. Shew*	$297,306	$119,650	$416,956
Erick C. Herlong	$192,363	$105,550	$297,913
Marie Sitter	$160,256	$56,400	$216,656
Total Change in Control Compensation for Executives (7 Total)	$2,532,681	$750,370	$3,283,051

*	Named Executive Officer
(1)	Represents pre-tax payments for the change in control compensation upon termination without Cause, as further described above.
(2)	Represents pre-tax payments under the Stock Option Cancellation Agreement, as further described above.

Employee Matters Following Closing

Indemnification of Officers and Directors

Indemnification by Span-America

Span-America is a South Carolina corporation. Reference is made to Sections 33-8-500 through 33-8-560 of the 1976 Code of Laws of South Carolina, as amended, (the “Code”), which provide that (1) with certain exceptions, Span-America may indemnify a current or former director against liability if (i) he or she conducted himself or herself in good faith, (ii) he or she reasonably believed (x) that his or her conduct in his or her official capacity with Span-America was in Span-America’s best interest and (y) his or her conduct in other capacities was at least not opposed to Span-America’s best interest, and (iii) in the case of any criminal proceeding, that he or she had no reasonable cause to believe his or her conduct was unlawful; (2) Span-America must indemnify a director or officer who is wholly successful in the defense of any proceeding to which he or she is a party because he or she is or was a director or officer of Span-America against reasonable expenses incurred by him or her in connection with the proceeding; (3) Span-America may not indemnify a current or former director in connection with a proceeding by or in the right of Span-America in which he or she is adjudged liable to Span-America or in connection with any other proceeding charging improper personal benefit to him or her, whether or not involving action in his or her official capacity, in which he or she was adjudged liable on the basis that personal benefit was improperly received by him or her; and (4) the above standard of conduct is determined by the board of directors (or a committee thereof if a quorum of directors not party to the proceeding cannot be obtained), special legal counsel or Span-America’s stockholders.

Section 33-8-570 of the Code permits a corporation to purchase and maintain insurance on behalf of a person who is or was an officer or director. Span-America currently does maintain directors’ and officers’ liability insurance.

Additionally, Span-America’s Articles of Incorporation provide as follows:

“A director of the corporation shall not be personally liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not be deemed to eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involved gross negligence, intentional misconduct, or a knowing violation of law; (iii) imposed under Section 33-8-330 of the South Carolina Business Corporation Act of 1988 (improper distribution to shareholders); or (iv) for any transaction from which the director derived an improper personal benefit.”

Span-America’s Restated Bylaws provide that Span-America shall indemnify any individual made a party to a proceeding because he or she is or was a director of Span-America against liability incurred in the proceeding to the fullest extent permitted by law. Span-America’s Bylaws additionally require Span-America to pay for or reimburse the reasonable expenses incurred by a director who is party to a proceeding in advance of final disposition to the fullest extent permitted by law.

Span-America’s Restated Bylaws provide that, in addition to any indemnification required by law, Span-America’s Board of Directors may grant rights of indemnification to its employees or agents.

Agreements in the Merger Agreement

In the Merger Agreement, Parent and Purchaser have agreed that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing in favor of the current or former directors, officers or employees of Span-America and its subsidiaries as provided in their respective organizational documents or in any agreement, will survive the Effective Time and the Merger and will continue in full force and effect. Commencing at the Effective Time and continuing for a period of six years thereafter, Parent and the surviving corporation in the Merger (the “Surviving Corporation”) will maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of Span-America’s and its subsidiaries’ organizational documents in effect immediately prior to the Effective Time or in any indemnification agreements of Span-America or its subsidiaries with any of their respective current or former directors, officers or employees in effect as of the date of the Merger Agreement, and will not modify or repeal any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of Span-America or any of its subsidiaries.

The Merger Agreement also provides that from and after the Effective Time, Parent and the Surviving Corporation will indemnify and hold harmless each current and former director or officer of Span-America and its subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with any action or omission in their capacity as such occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such persons serving as an officer or director or other fiduciary in any entity if such service was at the request or for the benefit of Span-America).

In addition, prior to the Effective Time, Span-America shall, and prior to the consummation of the Offer, Span-America may, purchase for the benefit of the Indemnified Parties a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy to provide coverage for a period of six years after the Effective Time with coverage substantially similar to, and not less favorable than, and terms and conditions that are substantially similar to, and not less favorable than, the coverage set forth in Span-America’s current policy of directors’ and officers’ liability insurance (subject to the limitation that the Surviving Corporation shall not be obligated to pay an amount in excess of 250% of the annual policy premium payable as of the date of the Merger Agreement).

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Retention of Employees

The Merger Agreement provides that from and after the Effective Time, the employees of Span-America and its subsidiaries who are employed by Span-America as of the Effective Time and who remain employed with Span-America thereafter (the “Span-America Employees”) will be offered participation and coverage under Parent’s and its subsidiaries’ compensation and benefit plans that are substantially similar to the plans generally in effect for similarly situated employees of Parent and its subsidiaries. Subject to certain limitations set forth in the Merger Agreement, for purposes of vesting, eligibility to participate and level of benefits, each Span-America Employee will be credited with his or her years of service with Span-America and its subsidiaries before the Effective Time, to the same extent as such Span-America Employee was entitled, before the Effective Time, to credit for such service under any similar Span-America employee benefit plan in which such Span-America Employee participated or was eligible to participate immediately prior to the Effective Time. In addition, to the extent legally permissible, all waiting period and pre-existing condition and actively-at-work requirements of such plans will be waived for each Span-America Employee and his or her covered dependents. The foregoing only applies with regard to Span-America Employees who are covered under Span-America benefit plans that are maintained primarily for the benefit of employees of Span-America employed in the United States (including Span-America Employees regularly employed outside the United States to the extent they participate in such benefit plans). With respect to Span-America Employees not described in the preceding sentence, from and after the Effective Time, the Merger Agreement provides that Parent will, or will cause Span-America and its subsidiaries to, comply with all applicable laws relating to employees and employee benefits matters applicable to such employees.

Prior to the Closing Date, at the request of Parent and subject to the occurrence of the Offer Closing, the Span-America Board or a committee thereof is required to adopt resolutions and take such corporate action as is necessary to terminate Span-America’s 401(k) plan and to ensure that the account balances of the participants in Span-America’s 401(k) plan are fully vested upon such plan termination, in each case effective as of the day prior to the Closing Date.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Other than the Severance Agreements, as of the date of this Schedule 14D-9, no member of Span-America’s current management has entered into any agreement, arrangement or understanding with Span-America with regards to such employee’s continued employment with, or right to convert into or participate in the equity of Purchaser, the Surviving Corporation or any of its subsidiaries. Although Parent has indicated its desire to retain certain members of Span-America’s current management, and so it is possible that certain members of Span-America’s current management may enter into arrangements with Parent or Purchaser or their affiliates regarding employment, no agreements have been reached between any member of Span-America’s current management team and any representatives of Parent, Purchaser or their respective affiliates regarding any such arrangements, and there can be no assurance that any parties will reach any such agreements.

Continuing Directors

The Merger Agreement provides that, following the closing of the Offer, if Purchaser does not exercise the Top-Up Option (as defined below), Parent shall be entitled to designate a number, rounded down to the next whole number, of directors to the Board equal to the product of the total number of directors on the Board and the percentage of Shares beneficially owned by Parent or Purchaser and similarly to designate the number, rounded down to the next whole number, of directors on each committee of the Board equal to the same product. As a result, from the closing of the Offer until the Effective Time, if the Top-Up Option is not exercised by Purchaser, at least one existing director of Span-America will be entitled to continue to serve on the Board and each committee of the Board. Following the election or appointment of Purchaser’s designees and until the Merger Effective Time, the approval of a majority of the directors of the Span-America Board then in office who were not designated by Purchaser will be required to authorize (and such authorization will constitute the authorization of the Span-America Board):

●	any termination of the Merger Agreement by Span-America;
●	any amendment of the Merger Agreement requiring action by the Span-America Board;
●	any extension of time for performance of any of the obligations or actions by Parent or Purchaser; or
●	any waiver of compliance with any agreement or conditions contained in the Merger Agreement for the benefit of Span-America

Arrangements with Purchaser, Parent and their Respective Affiliates

Merger Agreement

On May 1, 2017, Span-America, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 13 – “The Transaction Documents” of the Offer to Purchase and the descriptions of the conditions of the Offer contained in Section 15 – “Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders with information regarding its terms. The Merger Agreement and the summary of its terms contained in the Current Report on Form 8-K filed by Span-America on May 1, 2017 are incorporated herein by reference.

The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Transactions, including the Offer and the Merger, and Span-America, Parent, Purchaser, their respective affiliates and their respective businesses, that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, this solicitation/recommendation statement on Schedule 14D-9, and Span-America’s other public filings with the SEC.

Tender Support Agreements

In connection with the Offer and the Merger, and concurrently with entering into the Merger Agreement, Parent and Purchaser entered into separate identical Tender Support Agreements with each of Span-America’s directors and executive officers (the “Tender Support Agreements”), namely, Robert E. Ackley, Richard C. Coggins, William D. Darby, Robert H. Dick, James D. Ferguson, Thomas F. Grady, Jr., Thomas D. Henrion, Erick C. Herlong, Dan R. Lee, Linda D. Norman, James R. O’Reagan, Terry Allison Rappuhn, Clyde A. Shew, Marie Sitter, Thomas J. Sullivan and James L. Teague (collectively, the “Supporting Stockholders”), solely in their respective capacities as stockholders of Span-America. The Supporting Stockholders beneficially owned, as of May 1, 2017, 440,509 Shares (excluding for this purpose, Shares held by spouses of any Supporting Stockholder and Shares receivable upon exercise of Company Stock Options), which represented approximately 15.9% of the outstanding Shares. The Tender Support Agreements obligate the Supporting Stockholders (i) to tender their Shares in the Offer; (ii) not to engage in any actions that would be inconsistent with Span-America’s obligations not to solicit, negotiate or discuss an Alternative Transaction, as defined herein, except as permitted by the Merger Agreement; (iii) to vote in favor of the Merger at any meeting of Span-America’s stockholders and (iv) not to exercise any applicable dissenters’ rights that may arise in connection with the Merger. The Tender Support Agreements terminate on the earliest of the termination of the Merger Agreement, the date the Board revokes its recommendation of the Offer or the Merger or the date an amendment to the Merger Agreement reduces the Offer Price or changes the form of consideration payable in the offer. The information set forth in Section 13 of the Offer to Purchase under the heading “—The Support Agreements” is incorporated herein by reference.

This summary and description of the Tender Support Agreements does not purport to be complete and is qualified in its entirety be reference to the form of Tender Support Agreement, which is filed as Exhibit (e)(4) hereto and incorporated herein by reference.

Representation on the Board

The Merger Agreement provides that, following the closing of the Offer, if Purchaser does not exercise the Top-Up Option (as defined below), Parent shall be entitled to designate a number of directors, rounded down to the next whole number, to the Board equal to the product of the total number of directors on the Board and the percentage of Shares beneficially owned by Parent or Purchaser.

Subject to applicable law and the rules of the SEC, Span-America will take all necessary action to elect or appoint Parent’s designees to the Board. To the fullest extent permitted by applicable law and the rules of the SEC, Span-America will also cause Parent’s designees to constitute the proportional number of members, rounded down to the next whole number, on each committee of the Board and on the board of directors of any wholly-owned subsidiary of Span-America.

The foregoing summary of the provisions of the Merger Agreement concerning representation on the Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of holders of Shares as described in the Information Statement, and is incorporated herein by reference.

Confidentiality, Stand-Still and No Hire Agreement

On January 2, 2017, Span-America entered into a letter agreement with Parent in connection with the consideration of a possible negotiated transaction between Parent and Span-America (the “Confidentiality Agreement”). The Confidentiality Agreement required Parent to hold certain information obtained from Span-America and its representatives strictly confidential and use such information solely for the purpose of evaluating a possible transaction between Parent and Span-America. The Confidentiality Agreement also included both a customary stand-still provision, which prohibited Parent and its representatives from taking certain actions with respect to Span-America for a period ending twenty-four months from the date of the Confidentiality Agreement, and a customary non-solicitation provision preventing Parent from soliciting or hiring Span-America’s employees for twenty-four months after the date of the Confidentiality Agreement. The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Letter of Intent

On March 17, 2017, Parent and Span-America entered into a letter of intent (the “LOI”), whereby, in connection with discussions regarding a possible transaction between Parent and Span-America, Parent and Span-America agreed that for thirty (30) days after the beginning of Parent’s due diligence regarding Span-America and in no event later than the end of the 40th day following the execution of the LOI, Span-America would (i) cease any discussions or negotiations between Span-America and any third party regarding the sale of all or a substantial portion of the stock or assets of Span-America or any offering of debt or equity securities of Span-America (as further described and defined in the LOI, an “Alternative Transaction”); (ii) not initiate or solicit any proposals or offers or engage in any negotiations for an Alternative Transaction; and (iii) notify Parent of any communications Span-America receives from a third party regarding an Alternative Transaction. On April 27, 2017, Parent and Span-America entered into an amendment of the LOI extending the restrictions on Span-America until May 3, 2017. This summary of the LOI and the amendment to the LOI does not purport to be complete and is qualified in its entirety by reference to the LOI and the amendment to the LOI, which are filed as Exhibits (e)(3) and (e)(4) to this Schedule 14D-9 and are incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

At a meeting held on May 1, 2017, after careful consideration and in consultation with Span-America’s financial and legal advisors, Span-America’s Board unanimously (i) determined that the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, Span-America and its stockholders; (ii) approved and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger; and (iii) resolved to recommend that Span-America’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, the Board unanimously recommends that the holders of Shares tender their Shares pursuant to the Offer.

Background of the Offer and the Merger

From time to time, Span-America’s Board reviews, with the assistance of outside legal and financial advisors, Span-America’s strategic and financial alternatives in light of developments in its business, its industry, the general state of the economy and the general state of financial markets and the financial markets in its industry.

In April of 2016, prior to the first contact from Parent related to the Merger, the Board discussed the Company’s strategic alternatives with representatives of Robert W. Baird & Co. (“Baird”). The Company’s management had prepared a 5-year strategic plan, including managements’ forecast of the likely financial performance of Span-America as an independent company, which had been provided to Baird and the Board prior to the meeting. Based on its assessment of Span-America’s business and industry, the strategic alternatives, the general state of the economy and financial markets, the Board determined that the valuations of the Company it could expect from potential acquirers would be unattractive, and that it was in the best interest of the Company and its shareholders for the Company to continue to operate as an independent company, focusing on its medical business, and to more actively seek its own potential acquisition targets in the medical business. In connection with its continued consideration of strategic alternatives, the Board asked Wyche, P.A. (“Wyche”), Span-America’s outside general counsel, to discuss with the Board the Board’s fiduciary duties in general and the Board’s fiduciary duties in connection with the consideration of strategic alternatives for Span-America, which Wyche did at the Board’s August 2, 2016 meeting. Following the meeting, Span-America’s senior management prepared its annual one-year plan for Span-America that was presented to and approved by the Board at its October 6, 2016 Board meeting. At its November 10, 2016 meeting, the Board instructed management to update the 5-year strategic plan in the spring of 2017; however, that update was superseded by the events described below.

Span-America’s first contact with Parent related to the Merger came on November 10, 2016 when Parent’s Vice President for Corporate Development, Nicolas Rimbert, e-mailed Span-America’s CEO, James D. Ferguson, requesting a telephone call. Mr. Ferguson replied to the e-mail the following day, and the two men spoke by phone on November 16, 2016. Mr. Rimbert expressed interest in a potential acquisition of Span-America by Parent and asked to visit Span-America’s Greenville, South Carolina plant at a convenient time. Mr. Ferguson accepted the request for a site visit, and Mr. Rimbert conducted a two-hour site visit to Span-America on November 21, 2016, including a plant tour and a one-on-one conversation between the two men.

On December 2, 2016, Parent sent Mr. Ferguson a written indication of interest to acquire Span-America for $25 to $27 per share in cash subject to, among other things, due diligence, and requested a response by December 12, 2016 and a 60-day exclusivity commitment. The price range in the indication of interest represented a premium ranging from 30.1% to 40.5% over the $19.22 per share closing price of Company Common Stock on Nasdaq on December 1, 2016.

On December 7, 2016, Span-America’s Board held a telephonic meeting to discuss the indication of interest. Wyche was present at the meeting and the Board discussed its fiduciary duties related to Parent’s indication of interest with Wyche and resolved to form a special committee (the “Special Committee”) comprised of four independent directors (within the meaning of the Nasdaq corporate governance rules applicable to Span-America) initially comprised of Span-America’s chairman, Thomas D. Henrion, Thomas J. Sullivan, Robert H. Dick and Thomas F. Grady, Jr., though at Mr. Grady’s request in deference to his appreciation of Ms. Rappuhn’s experience, he was subsequently replaced by Terry Allison Rappuhn. The Special Committee met immediately after the Board meeting and adopted resolutions (a) authorizing Mr. Sullivan to request from Baird its proposed terms of engagement to serve as Span-America’s financial advisors, (b) retaining Wyche as the Special Committee’s legal counsel, (c) imposing a trading blackout for Span-America’s directors and for its officers and employees who were aware of Parent’s indication of interest and (d) electing Mr. Henrion chair of the Special Committee.

After the Board and Special Committee meetings, Mr. Henrion e-mailed Parent’s Chairman, President and CEO, Marcel Bourassa, and Mr. Rimbert to acknowledge the Board’s receipt of the December 2, 2016 indication of interest. On December 9, 2016, Mr. Henrion e-mailed a letter to Mr. Bourassa and Mr. Rimbert encouraging Parent to continue discussions with Span-America but declining to grant exclusivity to Parent. Mr. Rimbert called Mr. Henrion on December 9, 2016 to express enthusiasm regarding the potential synergies between Parent and Span-America and to express Parent’s appreciation of the quality of Span-America’s senior management team.

On December 12, 2016, the Special Committee held a telephonic meeting with all of the other directors and representatives of Baird and Wyche to discuss Span-America’s prospective engagement of Baird and the general process for negotiating with Parent. The representatives of Baird discussed a high-level overview of key strategic considerations for public companies that have received a significant indication of interest from a prospective acquirer. After consulting with representatives of Baird and Wyche on various pertinent topics including without limitation, the due diligence process, the possibility and timing of granting an exclusivity commitment to Parent or another prospective acquirer, various ways to conduct market checks and auction processes before and after signing a definitive agreement with a prospective acquirer and break-up fees, the Special Committee determined to continue to encourage Parent’s interest but to decline to grant exclusivity to Parent and instead request that Parent enter into a non-disclosure and standstill agreement with Span-America.

The Special Committee held another telephonic meeting on December 13, 2016 with most of the other directors and Wyche. The Special Committee authorized Mr. Sullivan, with the assistance of Wyche, to negotiate the terms of engagement with Baird. Mr. Sullivan and Wyche finalized proposed terms on December 15, 2016. The Board held a telephonic meeting on December 19, 2016 at which the Board replaced Mr. Grady with Ms. Rappuhn as the fourth member of the Special Committee. The Board also instructed Wyche, with input from representatives of Baird, to negotiate a non-disclosure and standstill agreement with Parent. Following the meeting, Mr. Henrion e-mailed Mr. Bourassa and Mr. Rimbert to inform them of Baird’s engagement and requesting that Baird be their primary point of contact going forward.

At the Board’s request, Wyche sent a draft customary non-disclosure and standstill agreement (the “NDA & Standstill”) to Mr. Rimbert and Parent’s counsel Blake, Cassels & Graydon LLP (“Blakes”). On December 30, 2016, the Special Committee approved the terms of the NDA & Standstill, and Mr. Ferguson and Mr. Bourassa executed it on January 2, 2017. Parent delivered an initial due diligence request on January 5, 2017.

The Special Committee held a telephonic conference call on January 12, 2017 attended by most of the other Span-America directors, Wyche, and representatives of Baird. Mr. Henrion opened the meeting by noting that Span-America’s founder, Don Spann, had passed away on January 6, 2017. The Company’s Chief Financial Officer and Board member, Richard Coggins, advised the meeting attendees that Span-America’s insurance policies on the life of Mr. Spann had a cash value of approximately $2.6 million but a death benefit of approximately $3.3 million, so Span-America should expect a net increase in its assets as a result of the difference.

Representatives of Baird held conference calls with Mr. Rimbert on January 17, 2017 and January 25, 2017 to discuss due diligence matters. Parent sent a follow-up due diligence request on January 30, 2017, and Mr. Ferguson, Mr. Coggins and Span-America Vice President for Medical Sales and Marketing Clyde Shew spoke by telephone with representatives of Parent on February 6, 2017 about the follow-up items.

On February 23, 2017, Mr. Bourassa, Alison Harper, Parent’s Vice President for Business Development, Sebastian Bourassa, Parent’s Vice President of Operations and Mr. Rimbert conducted a due diligence site visit to Span-America. Span-America’s Board and Special Committee Chair, Mr. Henrion joined Parent’s team, representatives of Baird and Span-America senior management for dinner that evening. At dinner, Mr. Bourassa proposed a price of $27.00 per share, which Mr. Henrion indicated was likely insufficient. Mr. Bourassa expressed additional thoughts on the timing and structure of the transaction.

The Board held a telephonic meeting on February 27, 2017, which was also attended by representatives of Baird and Wyche. Mr. Ferguson and Mr. Coggins discussed Parent’s site visit and due diligence investigation and noted that Parent spent a lot of time asking about potential synergies. Mr. Henrion reported his conversation with Mr. Bourassa and also reported that Parent was seeking to structure a possible acquisition of Span-America as a tender offer followed by a “back-end” merger in order to try to close the transaction as quickly as possible. The Board discussed with Wyche the legal aspects of the proposed deal structure and discussed with representatives of Baird ways that Span-America could seek to persuade Parent to raise the price it was willing to pay for Span-America.

On March 2, 2017, Sebastian Bourassa visited the Beamsville, Ontario plant of Span-America’s Canadian subsidiary, Span Medical Products Canada Inc.

On March 3, 2017, Mr. Rimbert sent a one-page term sheet to representatives of Baird proposing a price of $27 per share, a break-up fee equal to approximately 5% of the total purchase price for all outstanding Span-America shares, a 45-day additional due diligence period, a 60-day exclusivity period, a 35-day period from execution of a definitive agreement to closing of the proposed tender offer and back-end merger and the entry of Span-America’s directors and senior officers into a tender support agreement generally requiring them to tender their shares in the tender offer and vote in favor of Parent on any pertinent matters put to a vote of Span-America’s shareholders.

The Special Committee held a meeting by telephone on March 8, 2017. Most of the other directors, representatives of Baird and Wyche were also present on the call. At the request of Mr. Henrion, the representatives of Baird discussed Parent’s March 3 term sheet and their preliminary financial analysis of Parent’s proposed financial terms. The Baird representatives noted that Parent was not asking for a financing contingency. After discussion with the representatives of Baird regarding the market, the price range of offers Span-America could reasonably expect to receive and the likely appetite of other prospective acquirers to make an offer for Span-America, the Special Committee concluded that the proposed $27 per share price was towards the top of the price range that Span-America could reasonably expect to receive and that the odds of another party making a “topping offer” over $27 per share were low. The representatives of Baird also noted that Mr. Rimbert had advised them that Mr. Bourassa felt that by going to the top end of his price range and offering $27 per share, he was offering full value for Span-America, should not be pushed for more, and Parent might withdraw its offer and cease negotiations if the Board insisted on a competitive auction process. The March 3 term sheet included a requirement that Span-America give Parent a 60-day exclusivity commitment, which also suggested that Parent would cease negotiations if Span-America insisted on a competitive auction process. Representatives of Baird and Wyche commented that the 5% break-up fee requested by Parent was higher than typical in their experience, and a break-up fee of 3% to 4% was more common.

The Special Committee and other Board members present discussed price and also discussed the extent to which Span-America might seek competing offers and the Board’s fiduciary duties to seek the highest price for Span-America if they decided it was in the best interest of Span-America’s shareholders to sell Span-America or at least “put it in play.” The Special Committee and other Board members discussed with the representatives of Baird and Wyche various mechanisms for conducting a market check either before or after signing any definitive agreement with Parent, including formal auctions, soft market checks, and post-deal announcement active “go-shop” and passive “window shop” market checks. The Special Committee and other Board members present also discussed the relationship of the price being offered by Parent to the scope and timing of a prudent market check, weighing the risk of losing a significant all cash offer that would be beneficial for shareholders against the prospect of finding a better buyer who would be willing to exceed Parent’s offer. Based on its own experience and on its discussions with the Baird representatives, the Special Committee believed that an all cash price in excess of $27 per share was desirable for the Company’s shareholders and represented fair value for the Company in excess of what other likely potential buyers would likely be willing to offer. The Special Committee concluded that they should use Parent’s desire for exclusivity and an aggressive timeline and the fact that the Company had substantially more cash on its balance sheet than it did at the time of Parent’s initial indication of interest, including the proceeds from the Company’s life insurance policies on the life of Don Spann, to push for a higher price and instructed representatives of Baird to seek a price of $29.50 per share, a 3% to 3.5% break-up fee and a more expedited conclusion to due diligence. As a result, the recommendation was made to not pursue a pre-announcement market check because the Special Committee believed that such a check would create significant risk that the offer would be withdrawn.

The full Board held a telephonic meeting the next day on March 9, 2017 at which representatives of Baird and Wyche were also present. Representatives of Baird reported that they had spoken with Mr. Rimbert after the March 8, 2017 Special Committee meeting, and Mr. Rimbert had indicated that Parent was willing to offer $29 per share, a break-up fee of 3.5% of the total consideration paid for Span-America’s outstanding shares and a reduced period of 30 days to complete due diligence but that Parent was unwilling to increase its proposed 35-day period between signing a definitive agreement and closing a tender offer. The Board discussed with representatives of Baird and Wyche options for conducting a market check and with representatives of Wyche, the Board’s related fiduciary duties. The Board also discussed with representatives of Baird that the $29 per share price proposed by Parent was “healthy and competitive,” that it was probably unlikely that any strategic or financial buyer would make a better offer and that if Span-America moves slowly, Parent might lose interest in the transaction.

The representatives of Baird left the call, and the Board discussed with Wyche its fiduciary duties related to conducting a market check. Following the discussion, the Board generally felt that the offer was very good, that the prospects of receiving a better offer were low, that the probability was high that Parent might step back or lower their price if Span-America insisted on a competitive auction process or conducted a market check or otherwise substantially delayed the process and that a passive post-closing market check was sufficient to obtain any reasonably possible topping offers. Therefore, balancing the risk of losing a good offer from Parent against the low probability of receiving a better offer with a competitive bidding process, the Board felt it was in the best interest of Span-America and its shareholders to proceed with the terms and related process proposed by Parent and asked representatives of Baird to request a draft letter of intent from Parent consistent with the provisions of Parent’s March 3, 2017 term sheet as revised to provide for a purchase price of $29.00 cash per share, a break-up fee of 3.5% of the aggregate purchase price for the Company and a reduced due diligence period of 30 days.

Parent provided a draft letter of intent (the “LOI”) to representatives of Baird on March 10, 2017, which Wyche discussed with Parent’s counsel, Blakes. The LOI was non-binding with respect to, among other things, price and the parties’ obligation to consummate a transaction. The Special Committee held a telephonic meeting on March 14, 2017 with representatives of Baird and Wyche present to discuss the draft LOI. The Special Committee and its advisors discussed the LOI, including among other matters the minimum amount of Span-America shares that must be tendered in order for Parent to close the tender offer (the “Minimum Condition”), whether to seek a reverse break-up fee and Parent’s request to begin work on drafting definitive deal documents while it was still conducting due diligence. The Special Committee also discussed with Wyche its fiduciary duties, particularly related to Parent’s request to close the tender offer only 35 days after a definitive agreement was executed and publicly announced and to allow Span-America to conduct only a passive “window-shop” market check during that period. The Special Committee considered conducting at least a soft market check prior to signing a deal with Parent, but concluded that doing so could significantly jeopardize Parent’s attractive proposal and that, after discussions with the representatives of Baird, a competitive auction process was unlikely to produce another company that would be interested in outbidding Parent. The full Board held a telephonic meeting immediately after the conclusion of the Special Committee meeting with Wyche present. The Board discussed the LOI and the issues raised in the Special Committee meeting and directed Wyche to revise the LOI and send it back to Blakes including, among other requested revisions, a request to extend the time period between public announcement of a definitive agreement and the earliest date to close a tender offer in order to permit Span-America to conduct a longer post-announcement market check.

Wyche and Blakes negotiated changes to the LOI from March 10 to March 16, 2017. On March 15, Mr. Rimbert called representatives of Baird and advised them that Mr. Bourassa, was “prepared to walk” if they do not have a signed LOI by 5:00 p.m. the following day, which representatives of Baird promptly relayed to Wyche and the Board. The Special Committee held a telephonic meeting the next morning at 8:00 am to consider Parent’s most recent proposed terms, with most of the other directors and representatives of Baird and Wyche present. Mr. Rimbert had indicated that Parent’s primary concerns were (a) obtaining employment agreements with Span-America’s senior managers, (b) eliminating any right of Span-America to entertain competing offers during the exclusivity period in the LOI, (c) the Minimum Condition and (d) shortening the period between deal announcement and closing of the tender offer from 60 days proposed by Span-America to 42 days.

The Special Committee members discussed these issues with representatives of Baird and Wyche and their related fiduciary duties with representatives of Wyche. Of particular concern was Span-America having adequate time after a deal was announced to conduct a passive “window-shop” market check. The Special Committee discussed with representatives of Baird likely prospective buyers who were most likely to be able to make a topping offer, the time it would take them to put together a topping offer, and their likely level of interest in making a topping offer. Thereafter, the Special Committee concluded that it would be unlikely any of the alternative buyers that were discussed or anyone else would be interested in making a topping bid, but to the extent a party was interested in making a bid, there were parties who could do so during a 45–day “window shop” period.

Mr. Ferguson and Mr. Coggins had not had any prior discussions with Parent or otherwise in regards to the terms of any employment agreements that would be entered into in connection with a possible transaction with Parent, but advised the Special Committee that they did not anticipate any significant opposition from Span-America’s senior managers to entering into employment agreements with Parent and then dropped off the call, so that the Special Committee could discuss this issue in executive session. The Special Committee objected to any employment discussions between Parent and the Company’s management while the Special Committee was negotiating a potential merger with Parent; however, because Parent had indicated the importance of obtaining employment agreements with Span-America’s senior managers, the Special Committee concluded that Parent’s entry into a definitive agreement could be conditioned in the LOI on obtaining reasonably satisfactory employment agreements with Span-America’s senior managers, provided that Mr. Ferguson and Mr. Coggins were recused from voting on any proposed transaction with Parent so as to avoid any conflict of interest. The Special Committee also determined after discussion that Span-America could forego an opportunity to consider other offers during the LOI exclusivity period if the exclusivity period were shortened, the Minimum Condition should be 90%, in order to facilitate a “short-form back-end” merger, but such threshold could be achieved utilizing a common “top-up” option and that the period between announcement of a transaction and closing of the tender offer could be shortened but must be at least 45 days in order to permit Span-America to conduct a more lengthy post-announcement market check.

Parent and Span-America finalized the LOI the evening of March 16, 2017, and Mr. Henrion and Mr. Bourassa executed it on March 17, 2017.

On March 21, 2017, Parent sent a due diligence request list, which representatives of Baird and members of Span-America’s management team preliminarily responded to the next day. On March 23, 2017, Wyche spoke with Blakes and Parent’s U.S. legal counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”) about drafting definitive documents for the proposed transaction. Mr. Bourassa and Ms. Harper visited Span-America’s Greenville plant and office on March 28, 2017. Mr. Bourassa held one-on-one interviews with Span-America’s senior managers, and Ms. Harper discussed sales and marketing with Mr. Shew. On March 31, 2017, Wyche contacted Blakes to discuss the timing of document preparation and transaction announcement.

Paul Weiss sent Wyche a first draft of the proposed merger agreement on April 5, 2017 and a proposed draft of the tender support agreement between Parent and Span-America’s directors and senior officers solely in their capacities as shareholders on April 7, 2017. Also on April 7, Mr. Rimbert notified representatives of Baird that Parent was dropping the requirement in the LOI that Span-America’s senior managers enter into employment agreements as a condition to Parent’s entry in the Merger Agreement.

On April 13, 2017, Mr. Ferguson, received a visit from the CEO of another company in a related industry to Span-America (“Company A”). Mr. Ferguson had met with Company A’s CEO several years earlier to discuss a possible business combination; however, nothing came of those discussions. Company A’s CEO, however, had requested meetings on two occasions in early 2017, which Mr. Ferguson declined, and called Mr. Ferguson again to indicate he would be in Atlanta on April 13, 2017 and could drive to Greenville that morning. Mr. Ferguson accepted this meeting request. Company A’s CEO expressed an interest in acquiring Span-America for cash at a premium over market, but without otherwise giving any indication of price, timing or other terms. Consistent with the exclusivity obligations in the LOI, Mr. Ferguson merely advised Company A’s CEO that he would pass along the information to Span-America’s Board. Wyche notified the Board and Parent’s counsel of the unsolicited indication of interest that day.

The Special Committee met by telephone on April 17, 2017 with most of the other directors and representatives of Baird and Wyche present on the call. The Special Committee discussed Mr. Ferguson’s meeting with Company A with its advisors and asked representatives of Baird to discuss in more detail Company A and its ability to, and likely interest in, making a topping bid at the Special Committee’s next meeting. The Special Committee also discussed with representatives of Baird and Wyche the likely timeline for the proposed transaction and the status of Parent’s due diligence investigation. The Special Committee discussed the draft Merger Agreement and Tender Support Agreement and Wyche’s suggested changes to those documents. Wyche noted that Parent’s first drafts were generally balanced, more so than most first drafts, but also recommended numerous changes. Therefore, after further discussion, the Special Committee instructed Wyche to propose an increase in the Minimum Condition to require Parent to obtain 66⅔% of the shares held by shareholders who were not parties to the Tender Support Agreement (which would effectively increase the Minimum Condition to approximately 72%) and to make exercise of the top-up option mandatory for Parent if the Minimum Condition were satisfied. The Special Committee instructed Wyche to propose several additional changes, including but not limited to seeking a reverse break-up fee if Parent “walked away” in certain circumstances from closing the transaction.

On April 18, 2017, Mr. Rimbert called representatives of Baird and then Mr. Henrion requesting a signing and public announcement date of April 26, pushing to keep the Minimum Condition at two-thirds of the outstanding Shares and declining to grant Span-America’s request that it be allowed to pay its regular quarterly dividend of $0.16 per share. That day, Wyche also sent a revised draft of the Merger Agreement to Paul Weiss and Blakes. On April 19, 2017, representatives of Parent’s tax advisors, KPMG, Mr. Coggins and Span-America’s controller Gwen Randolph, conducted a tax due diligence telephone conference. On April 20, 2017, Paul Weiss sent Wyche a list of the primary issues of disagreement on the Merger Agreement and Tender Support Agreement with Parent’s proposed resolution, and Mr. Coggins conducted a financial due diligence call with Parent’s Vice President of Finance, Ms. Hélène Bernier.

On April 21, 2017, Blakes and Paul Weiss along with several officers of Parent conducted a final due diligence call with Mr. Ferguson, Mr. Coggins and representatives of Baird and Wyche. Wyche and Paul Weiss spoke at 1:00 p.m. and Mr. Rimbert, Blakes, Paul Weiss, Mr. Henrion and Wyche spoke at 3:30 p.m., in each case to discuss the open issues list. The Special Committee then held a telephonic meeting at 5:00 p.m. with most of the other Board members and representatives of Baird and Wyche present on the call.

Parent’s primary remaining requests were (1) to sign and announce the transaction on Monday, May 1, 2017, which would require Span-America’s Board to meet on or before that date to consider approving the transaction, (2) to keep the Minimum Condition at 66⅔%, and (3) to eliminate any reverse break-up fee. Parent accepted a demand from Mr. Henrion that Span-America be allowed to pay its regular $0.16 per share quarterly dividend after the Merger Agreement was signed. The Special Committee discussed these requests, together with the other directors and representatives of Baird and Wyche, and concluded that raising the Minimum Condition above 66⅔% was probably not of significant substantial benefit to Span-America’s shareholders, so Span-America could accept a Minimum Condition of 66⅔%. The Board members present also confirmed that they could meet on Monday, May 1, 2017 to accommodate Parent’s timing request for document execution and deal announcement. The Special Committee also determined that an explicit commitment to reimburse Span-America for its out-of-pocket costs would suffice as a reverse break-up fee, since the draft Merger Agreement also gave Span-America the right to seek specific performance, and also furnished Wyche with instructions respecting the other open items on the Merger Agreement and Tender Support Agreement.

The Special Committee also discussed with representatives of Baird Company A and its ability to make, and likely interest in making, a topping offer. The Special Committee discussed with representatives of Baird Company A’s capability of acquiring Span-America, including the ability to make a topping offer within the 45 day “window shop” period between transaction announcement and closing of the tender offer; however, based on Company A’s prior transaction history, which included only a few acquisitions that were generally smaller than the aggregate purchase price being proposed by Parent, Company A was unlikely to make an offer that was superior to Parent’s offer. The Special Committee thereafter concluded that the 45-day post-announcement “window shop” period would provide Company A with an adequate opportunity to make a topping offer, and that Span-America should not seek an opportunity to discuss a potential strategic transaction with Company A prior to announcing a transaction with Parent.

The following day, on April 22, 2017, Mr. Rimbert called Mr. Henrion to find out the results of the Special Committee meeting held the previous day. Mr. Henrion told him that Span-America had agreed to move its Board meeting to May 1, 2017 with the intention of considering signing and announcing the merger agreement on that day and that Span-America would forego a greater reverse break-up fee provided Parent gave a clear commitment to reimburse Span-America’s expenses if Parent breaches the Merger Agreement. Mr. Rimbert consulted Mr. Bourassa and confirmed that Parent would agree to pay Span-America's expenses. Wyche sent Parent’s counsel a revised open issues list with Span-America’s counterproposals and asked for confirmation that Parent was not seeking employment agreements from Span-America’s senior managers as a condition to entering into a Merger Agreement. Wyche and members of Parent’s legal team engaged in additional telephone conferences and e-mail correspondence on April 24 and April 25, and on April 25, 2017, Paul Weiss sent Wyche new drafts of the Merger Agreement and Tender Support Agreement and an updated issues list.

The Special Committee held a telephonic meeting on April 26, 2017 with most of the other directors and representatives of Baird and Wyche participating in the call. Wyche summarized and explained the import of Parent’s proposed changes to the Merger Agreement and Tender Support Agreement, and the Special Committee furnished Wyche with instructions on how to respond to Parent. Wyche also recommended that the Special Committee review, and consider recommending to the Board, two amendments to Span-America’s bylaws – one opting out of applicability of one of South Carolina’s two anti-takeover statutes, the Control Shares Act, in order to facilitate the transaction and the other a forum selection bylaw that was intended to generally require that litigation against the Company or its directors on matters of corporate law be brought in Greenville, South Carolina. That evening, Wyche sent Parent’s counsel a revised draft of the Merger Agreement with Span-America’s proposed changes. There were no further disagreements on the draft form of Tender Support Agreement.

On April 27, 2017, Parent’s counsel and Wyche continued to talk by telephone and exchange e-mails to finalize the Merger Agreement. Mr. Rimbert also made a request to representatives of Baird that Span-America agree to extend the exclusivity period in the LOI to May 3, 2017. On April 28, 2017, Wyche sent Parent’s counsel a revised draft of the Merger Agreement.

On April 28, 2017, the Special Committee held a telephonic meeting with most of the other directors and representatives of Baird and Wyche participating on the call. The Special Committee approved the form of Merger Agreement that Wyche had sent to Parent’s counsel and which Wyche had also provided to the full Board in advance of the meeting and resolved to recommend it to the full Board but also requested that Wyche seek two additional changes. The Special Committee also resolved to approve the bylaw amendments Wyche had suggested at the April 26, 2017 meeting and to recommend that the full Board adopt the amendments. The Special Committee agreed to the exclusivity extension requested by Mr. Rimbert.

The legal teams at Wyche, Paul Weiss and Blakes continued to speak by telephone and exchange e-mails over the weekend on April 29 and 30, 2017 to finalize the Merger Agreement, and Wyche sent the Board a further revised draft prior to the Board’s May 1, 2017 Board meeting.

The Board met on May 1, 2017 to further consider the Merger Agreement and the proposed Transactions. At the invitation of the Board, representatives of Baird and Wyche also attended the meeting. Wyche reviewed with the Board its fiduciary duties in the context of the proposed Transactions and summarized the material terms of the proposed form of Merger Agreement, including, among other items, the Offer conditions, the Top-Up Option, the timing of the Offer Closing and Merger closing, the right of Parent to appoint directors to Span-America’s Board after the Offer Closing, the non-solicitation covenants and ability of the Board to respond to unsolicited offers, termination rights for Span-America and Parent, and the applicable break-up fees. At the request of the Board, representatives of Baird then reviewed and discussed its financial analyses. Thereafter, at the request of the Board, Baird verbally rendered its opinion to the Board (which was subsequently confirmed in writing by delivery of Baird’s written opinion addressed to the Board dated May 1, 2017), as to whether the consideration of $29.00 per share to be received by the holders of Company Common Stock (other than Parent and its affiliates or by holders properly exercising dissenters’ rights) in the Transactions was fair, from a financial point of view, to such holders.

Later on May 1, 2017, Span-America, Parent and Purchaser executed and delivered the Merger Agreement, Span-America executed and delivered its disclosure letter in final form, and the parties to the Tender Support Agreements executed and delivered those agreements. Span-America and Parent each issued a press release announcing the execution and delivery of the Merger Agreement. A copy of Span-America’s press release has been filed as Exhibit 99.1 to its Form 8-K dated and filed on May 1, 2017. A copy of Parent’s press release has been filed as Exhibit 99.1 to its Schedule TO-C filed on May 1, 2017.

Reasons for Recommendation

Span-America’s Board unanimously (i) determined that the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, Span-America and its stockholders; (ii) approved and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger; and (iii) resolved to recommend that Span-America’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In evaluating the Merger Agreement and the Transactions, Span-America’s Board consulted with Span-America’s legal and financial advisors and carefully considered the following reasons that weighed positively in favor of its decision, among others and not necessarily in order of relative importance:

●

Premium to Market Price. The Board considered the current and historical market prices of the Shares, including market performance relative to those of other participants in the industry and general market indices, and the fact that the Offer Price of $29.00 per Share represents a compelling premium to historical market prices of the Shares, including:

o	A 33.1% premium to the closing price for the Shares on April 28, 2017, the last trading day before the announcement of the Merger Agreement.
o	A 30.0% premium over the highest closing price for the Shares during the twelve month period ended April 28, 2017.
o	A 69.6% premium to the lowest closing price of the Shares during the twelve month period ended April 28, 2017.
o	A 30.0% premium over the highest closing price of the Shares during the three year period ended April 28, 2017.

●

Certainty of Value. The Board considered that the Offer Price is all cash and that the Offer is not contingent on a financing condition, which provides immediate value and liquidity to Span-America’s stockholders for their Shares and avoids the potential internal or external risks and uncertainties associated with a financing condition or Span-America’s stand-alone strategy, including the relatively low trading volume in Company Common Stock as compared to other public companies;

●

Opinion of Robert W. Baird & Co. Incorporated. The Board relied on the financial analysis reviewed by Baird with the Board as well as the oral opinion of Baird rendered to the Board on May 1, 2017 (which was subsequently confirmed in writing by delivery of Baird’s written opinion addressed to the Board dated May 1, 2017), as to whether the consideration of $29.00 per share to be received by the holders of Company Common Stock (other than Parent and its affiliates or by holders properly exercising dissenters’ rights) in the Transactions was fair, from a financial point of view, to such holders. See “Item 4. The Solicitation or Recommendation — Opinion of Span-America’s Financial Advisor;”

●

Evaluation of Potential Alternatives. The Board considered possible alternatives to the acquisition by Parent and continuing to operate as an independent company, the potential benefits to Span-America’s stockholders of these alternatives and the timing and likelihood of effecting such alternatives, and the Board’s assessment was that none of these alternatives was reasonably likely to create greater value for Span-America’s stockholders, taking into account potential execution risks as well as business, competitive, industry and market risks. In particular, the Board considered:

o

the fact that the Offer Price exceeded the Board’s assessment of the value per Share (i) likely to be received by an alternate bidder for Span-America and (ii) that would likely be achievable by continuing to operate as an independent company;

o

the Board’s belief, based on, among other things, its familiarity with Span-America’s business, the markets in which Span-America operates, an analysis of potential acquirers (including Company A) and its discussions with representatives of Baird, that it was unlikely that there were other potential buyers that would be willing to acquire Span-America at a purchase price higher than the Offer Price of $29.00 per Share; and

o	the lack of assurance that attractive acquisition targets at reasonable prices would be available to enable Span-America to return value to its stockholders through acquisitive growth; and

o

The Board’s belief, based on, among other things, its discussions with Parent regarding Parent’s reasons for seeking to acquire Span-America and its evaluation of Parent’s business, that (i) significant synergies existed between Parent’s and Span-America’s businesses, including Span-America’s national sales force and complementary product offerings, that were unlikely to be available with another potential bidder for Span-America and (ii) that the Offer Price captured a significant portion of the value of these synergies for Span-America’s stockholders;

●

Risks of Continuing to Operate as an Independent Company. The Board considered Span-America’s short-term and long-term financial projections and the risks associated with Span-America’s ability to meet such projections, including the potential cash flow and earnings impacts that may be experienced by Span-America in executing such strategy, and other risks and uncertainties described in Span-America’s SEC filings;

●

Negotiations with Parent and Terms of the Merger Agreement. Ability to Consider, Receive and Respond to Unsolicited Proposals. The Board believed that the Offer Price of $29.00 per Share represented the highest value reasonably obtainable for the Shares, based on the Board’s consideration of potential alternatives and the progress and outcome of its arms-length negotiations with Parent, including the increase in the Offer Price proposed by Parent from the time of its initial indication of interest to the end of the negotiations. The Board believed, based on its negotiations with Parent, that the Offer Price, which was between $2.00 and $4.00 per Share higher than Parent’s initial proposal and the result of several rounds of price negotiations, was the highest price per Share that Parent was willing to pay, and that the Merger Agreement contained the most favorable non-economic terms to Span-America and its stockholders to which Parent was willing to agree. The Board also believed that if it engaged in a competitive auction process or other solicitation of interest from other prospective acquirers that Parent would withdraw its offer and cease negotiations. The non-economic terms of the Merger Agreement, which the Board believes are favorable to Span-America and its stockholders include:

o

the fact that the Merger Agreement: (1) allows Span-America under certain circumstances to entertain an unsolicited proposal that constitutes or is reasonably likely to result in a proposal superior to the Offer and the Merger such that any other potentially interested party will have the opportunity to submit a competing proposal, if they so desire, during the period prior to the closing of the Offer, (2) allows the Board under certain circumstances to withhold, withdraw, rescind or modify its recommendation that the holders of Shares accept the Offer and tender their Shares, including in connection with a superior proposal, (3) allows Span-America to terminate the Merger Agreement under certain circumstances in order to accept a superior proposal and enter into a definitive agreement with respect to such superior proposal and (4) requires Span-America to pay a termination fee of $2.825 million if the Merger Agreement is terminated in certain circumstances (which constitutes approximately 3.5% of the aggregate equity value to be paid by Parent in the transaction), which amount the Board believed was reasonable, including relative to termination fees in transactions of a similar size;

o

the fact that Parent’s obligations to purchase Shares in the Offer and to close the Merger are subject to a limited number of specific conditions, which conditions do not include any condition relating to obtaining financing, that the Merger must be consummated as promptly as practicable after the closing of the Offer and at the same per Share price as the Offer Price, and the Board’s belief that the transactions contemplated by the Merger Agreement are reasonably likely to be consummated;

o

the requirement imposed on Parent and Purchaser in the Merger Agreement to hold the Offer open at least forty-five days from the date of public announcement of the Merger Agreement to increase the opportunity for an alternative acquirer to make a competing offer;

o

the requirement that Parent must extend the Offer at the request of Span-America for successive periods of up to ten business days each if at any scheduled expiration of the Offer any condition to the Offer has not been satisfied or waived;

o	the fact that the Merger Agreement includes customary representations and warranties which are in many instances qualified as to materiality or “Material Adverse Effect”;

o

the representation in the Merger Agreement of Parent and Purchaser that Purchaser will have immediately available funds to enable Parent and Purchaser to consummate the Offer Closing and the Merger pursuant to the terms of the Merger Agreement, including to pay the aggregate consideration required to be paid in connection with the Merger and all other amounts required to be paid in connection with the Offer and the Merger and to pay all related fees and expenses of Parent, Purchaser and their respective representatives required to be paid in connection with the Merger Agreement;

o	the specific performance remedies available to Span-America under the Merger Agreement; and

o	Span-America’s ability under the Merger Agreement to pursue damages in certain circumstances, including the reimbursement of Span-America’s transaction expenses.

The Board also considered a variety of risks and other potentially adverse factors in determining whether to approve the Merger Agreement and the transactions it contemplates, including the following, which are not necessarily listed in order of relative importance:

●	the potential effect on Span-America’s employees, customers, suppliers and other constituencies;

●

the fact that Span-America would no longer exist as an independent, publicly traded company, and Span-America’s stockholders would no longer participate in any future earnings or growth of Span-America or benefit from the successful execution of Span-America’s current strategy as a public company;

●

the fact that certain terms of the Merger Agreement prohibit Span-America from actively soliciting third-party bids and from accepting, approving, or recommending third-party bids except in certain limited circumstances, which terms could reduce the likelihood that other potential acquirers (including Company A) would propose an alternative transaction that may be more advantageous to Span-America’s stockholders. The Board’s decision not to engage in a competitive bid process or other solicitation of interest, however, was informed by:

o

the fact that the Offer Price exceeded the Board’s assessment of the value per Share (i) likely to be received by an alternate bidder for Span-America and (ii) that would likely be achievable by continuing to operate as an independent company;

o	Parent’s repeated indication that it would withdraw its offer and cease negotiations if the Board engaged in a competitive bid process or other solicitation of interest;

o

the requirement imposed on Parent and Purchaser in the Merger Agreement to hold the Offer open at least forty-five days from the date of the Merger Agreement to increase the opportunity of an alternative acquirer to make a competing offer;

o

the Board’s belief, based on, among other things, its familiarity with Span-America’s business, the markets in which Span-America operates, an analysis of potential acquirers (including Company A) and its discussions with representatives of Baird, that it was unlikely that there were other potential buyers that would be willing to acquire Span-America at a purchase price higher than the Offer Price of $29.00 per Share; and

o

the fact that the Merger Agreement allows Span-America under certain circumstances to entertain an unsolicited proposal that constitutes or is reasonably likely to result in a proposal superior to the Offer and the Merger such that any other potentially interested party will have the opportunity to submit a competing proposal, if they so desire, during the period prior to the closing of the Offer;

●	the potential risk of diverting management attention and resources from the operation of Span-America’s business and towards completion of the Offer and the Merger;

●	the risk of incurring substantial expenses related to the Offer and the Merger which it would not be successful in recovering from Parent;

●

the possibility that the transactions contemplated by the Merger Agreement might not be consummated in a timely matter or at all, and the fact that if the Offer and the Merger are not consummated, the Board, management and other employees will have expended extensive time and effort and will have experienced distractions from their work during the pendency of the transaction, and Span-America will have incurred significant transaction costs;

●	the possibility that under certain circumstances, Span-America may be required to pay Parent a termination fee of $2.825 million;

●

the fact that the gain, if any, realized by Span-America’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal and applicable state income tax purposes;

●

the restrictions in the Merger Agreement on the conduct of Span-America’s business prior to the consummation of the Merger, which may delay or prevent Span-America from undertaking business or other opportunities that may arise prior to the consummation of the Merger;

●	the risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger; and

●

the fact that certain of Span-America’s executive officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of Span-America’s stockholders generally. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Span-America and its Executive Officers, Directors and Affiliates” above.

The above discussion of the information and factors considered by the Board in reaching its conclusion is intended to be illustrative and not exhaustive. It includes material reasons and factors considered by the Board. In view of the wide variety of reasons and factors considered, the Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative of specific weights to various specific factors considered in reaching its determination and making its recommendation. Instead, the Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Transactions.

Opinion of Span-America’s Financial Advisor

The Board retained Baird in connection with the Transactions and to render an opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent and its affiliates or by holders properly exercising dissenters’ rights) of the Consideration to be received by such holders in the Transactions.

On May 1, 2017, Baird rendered its oral opinion (which was subsequently confirmed in writing) to the Board, as of such date and subject to the contents of such opinion, including the various assumptions, qualifications, limitations and other matters set forth therein, as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent and its affiliates or by holders properly exercising dissenters’ rights), of the Consideration to be received by such holders.

As a matter of policy, Baird’s opinion was approved by an internal fairness committee, all of the members of which were not involved in providing financial advisory services on Baird’s behalf to Span-America in connection with the Transactions.

The full text of Baird’s written opinion, dated May 1, 2017, which sets forth the assumptions and qualifications made, limitations on the scope of review undertaken, general procedures followed and matters considered by Baird in rendering its opinion, is attached as Annex A to this document and is incorporated herein by reference. Baird’s opinion is directed only to the fairness, as of the date of the opinion and from a financial point of view, to the holders of Company Common Stock (other than Parent and its affiliates or by holders properly exercising dissenters’ rights) of the Consideration and does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the Transactions. Baird expresses no opinion about the fairness of the amount or nature of the compensation to any of Span-America’s officers, directors or employees, or class of such persons, relative to the Consideration to be received by the holders of Company Common Stock. The summary of Baird’s opinion set forth below is qualified in its entirety by reference to the full text of such opinion attached as an exhibit to this document. Holders of Company Common Stock are urged to read the opinion carefully in its entirety.

In conducting its financial analyses and in arriving at its opinion, Baird reviewed such information and took into account such financial and economic factors, investment banking procedures and considerations as Baird deemed relevant under the circumstances. In that connection, and subject to the various assumptions, qualifications and limitations set forth in its opinion, Baird, among other things: (i) reviewed certain Span-America internal information, primarily financial in nature, including (A) the Management Projections (as defined below) furnished to Baird, and prepared, by Span-America’s management for purposes of Baird’s analysis, and (B) financial statements of Span-America for the fiscal years ended September 30, 2012 through 2016 and interim financial statements of Span-America for the period ended December 31, 2016, which Span-America’s management has prepared and identified as being the most current financial statements available; (ii) reviewed certain publicly available information, including, but not limited to, Span-America’s recent filings with the SEC; (iii) reviewed the principal financial terms of the draft dated April 30, 2017 of the Merger Agreement in the form expected to be presented to the Board as they related to Baird’s analysis; (iv) compared the financial position and operating results of Span-America with those of certain other publicly traded companies Baird deemed relevant; (v) compared the historical market prices, trading activity and market trading multiples of Company Common Stock with those of certain other publicly traded companies Baird deemed relevant; (vi) compared the proposed Consideration, in the aggregate, with the reported implied enterprise values of certain other transactions Baird deemed relevant; and (vii) reviewed Span-America’s certificate regarding information, financial statements and projections addressed to Baird. Baird held discussions with members of Span-America’s senior management concerning Span-America’s historical and current financial condition and operating results, as well as the future prospects of Span-America. The topic of soliciting third party indications of interest was discussed among representatives of Baird, Span-America and Span-America’s legal advisors; however, Baird was not requested to, and Baird did not, solicit third party indications of interest in acquiring all or any part of Span-America. Baird was not involved in assisting Parent in obtaining any financing of the Transactions. Baird also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Baird deemed relevant for the preparation of its opinion.

In arriving at its opinion, Baird assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information that was publicly available or provided to Baird by or on behalf of Span-America. Baird did not independently verify any publicly available information or information supplied to Baird by Span-America or Parent. Baird had not been engaged to independently verify, had not assumed any responsibility to verify, assumed no liability for, and expressed no opinion on, any such information, and Baird assumed and relied upon, without independent verification, the statement by management of Span-America that Span-America is not aware of any information that might be material to Baird’s opinion that had not been provided to Baird. Baird assumed and relied upon, without independent verification, that: (i) all assets and liabilities (contingent or otherwise, known or unknown) of Span-America were as set forth in Span-America’s most recent financial statements provided to Baird, and there was no information or facts that would make any of the information reviewed by Baird incomplete or misleading; (ii) the financial statements of Span-America provided to Baird presented fairly the results of operations, cash flows and financial condition of Span-America for the periods, and as of the dates, indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied; (iii) the Management Projections were reasonably prepared on bases reflecting the best available estimates and good faith judgments of Span-America’s senior management as to the future performance of Span-America, and Baird relied, without independent verification, upon such Management Projections in the preparation of its opinion, although Baird expressed no opinion with respect to the Management Projections or any judgments, estimates, assumptions or basis on which they were based, and Baird assumed, without independent verification, that the Management Projections then-currently contemplated by Span-America’s management used in Baird’s analysis would be realized in the amounts and on the time schedule contemplated; (iv) the Transactions would be consummated in accordance with the terms and conditions of the Merger Agreement without any amendment or modification thereto and without waiver by any party of any of the conditions to their respective obligations thereunder; (v) the representations and warranties contained in the Merger Agreement were true and correct and that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement; and (vi) all corporate, governmental, regulatory or other consents and approvals (contractual or otherwise) required to consummate the Transactions had been, or would be, obtained without the need for any changes to the Consideration or other material financial terms or conditions of the Transactions or that would otherwise materially affect Span-America or Baird’s analysis. Baird had not considered any strategic, operating or cost benefits and/or synergies that might result from the Transactions in its analysis. Baird relied upon and assumed, without independent verification, that the final form of any draft documents referred to above would not differ in any material respect from such draft documents. Baird relied, without independent verification, as to all legal, regulatory, accounting, insurance and tax matters regarding the Transactions on the advice of Span-America and its professional advisors, and Baird assumed that all such advice was correct. In conducting its review, Baird had not undertaken or obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise, known or unknown) or solvency of Span-America nor did Baird make a physical inspection of the properties or facilities of Span-America. In each case above, Baird made the assumptions and took the actions or inactions described above with Span-America’s knowledge and consent.

Baird’s opinion necessarily was based upon economic, monetary and market conditions as they existed and could be evaluated on the date of its opinion, and Baird’s opinion did not predict or take into account any changes which may have occurred, or information which may have become available, after the date of its opinion. Except as set forth in Baird’s engagement letter, Baird was under no obligation to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring after the date of its opinion. Furthermore, Baird expressed no opinion as to the prices or trading ranges at which any of Span-America’s or Parent’s securities (including Company Common Stock and Parent’s common stock) will trade following the date of its opinion or as to the effect of the announcement of the Transactions on such prices or trading ranges. Such prices and trading ranges may be affected by a number of factors, including but not limited to (i) dispositions of Company Common Stock and Parent common stock by shareholders within a short period of time after, or other market effects resulting from, the announcement and/or effective date of the Transactions; (ii) changes in prevailing interest rates and other factors which generally influence the price of securities; (iii) adverse changes in the current capital markets; (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of Span-America or Parent or in Span-America’s or Parent’s industries; (v) any necessary actions by, or restrictions of, federal, state or other governmental agencies or regulatory authorities; and (vi) timely completion of the Transactions on terms and conditions that are acceptable to all parties at interest.

Baird’s opinion had been prepared at the request and for the information of the Board (in its capacity as such), and may not be used for any other purpose or disclosed to any other party without Baird’s prior written consent; provided, however, that Baird’s opinion may be reproduced in full in the Schedule 14D-9 to be provided to the holders of Company Common Stock in connection with the Transactions. Any description or reference to Baird or its opinion in the Schedule 14D-9 (or any other publicly available document or regulatory filing), however, is subject to Baird’s prior review and written approval. Baird’s opinion did not address the relative merits or risks of: (i) the Transactions, the Merger Agreement or any other agreements or other matters provided for, or contemplated by, the Merger Agreement; (ii) any other transactions that may be, or might have been, available as an alternative to the Transactions; or (iii) the Transactions compared to any other potential alternative transactions or business strategies considered by the Board and, accordingly, Baird relied upon its discussions with the senior management of Span-America with respect to the availability and consequences of any alternatives to the Transactions. Baird’s opinion did not constitute a recommendation to the Board, any security holder or any other person as to how any such person should vote or act with respect to the Transactions or whether any shareholder of Span-America should tender shares of Company Common Stock in any tender offer or make any election with respect to the Transactions. Baird’s opinion was one of many factors considered by the Board in evaluating the proposed Transactions.

The following is a summary of the material financial analyses performed by Baird in connection with rendering its opinion, which summary is qualified in its entirety by reference to the full text of such opinion attached as Annex A and to the other disclosures contained in this section. The following summary, however, does not purport to be a complete description of the financial analyses performed by Baird. The order of analyses described does not represent relative importance or weight given to the analyses performed by Baird. Some of the summaries of the financial analyses include information presented in a tabular format. These tables must be read together with the full text of each summary and alone are not a complete description of Baird’s financial analyses. Except as otherwise noted, the following quantitative information is based on market and financial data as it existed on or before April 28, 2017 and is not necessarily indicative of current market conditions.

Baird reviewed the historical price and trading activity of Company Common Stock and noted that the high and low closing prices for Company Common Stock were $22.30 and $16.57, respectively, over the last three years, and $22.30 and $17.10, respectively, over the last twelve months.

Selected Publicly Traded Company Analysis

Baird reviewed certain publicly available financial information and stock market information for certain publicly traded companies that Baird deemed relevant. The group of selected publicly traded companies reviewed is listed below.

●	Dragerwerk AG & Co. KGaA	●	Kewaunee Scientific Corporation
●	Flexsteel Industries, Inc.	●	Paramount Bed Holdings Co., Ltd.
●	Getinge AB	●	Virco Mfg. Corporation
●	Hill-Rom Holdings, Inc.	●	UFP Technologies, Inc.
●	Invacare Corporation

Baird chose these companies based on a review of publicly traded companies that, in Baird’s professional judgment, possessed general business, operating and financial characteristics representative of companies in the industry in which Span-America operates. Baird noted that none of the companies reviewed is identical to Span-America and that, accordingly, the analysis of such companies necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each company and other factors that affect the public market values of such companies.

For each company, Baird calculated the “equity market value” (defined as the market price per share of each company’s common stock multiplied by the total number of diluted common shares outstanding of such company, including net shares issuable upon the exercise of stock options and warrants). In addition, Baird calculated the “total market value” (defined as the equity market value plus the book value of each company’s total debt, preferred stock and minority interests, less cash, cash equivalents and marketable securities). Baird calculated the multiples of each company’s total market value to its LTM revenues and EBITDA, adjusted to exclude non-recurring items. Baird then compared the transaction multiples implied in the Transactions with the corresponding trading multiples for the selected companies. Stock market and historical financial information for the selected companies was based on publicly available information as of April 28, 2017, and projected financial information was based on publicly available research reports as of such date. A summary of the implied multiples is provided in the table below.

Selected Public Company Trading Multiples
	Low	Mean	Median	High
Net Sales LTM	0.4x	1.2x	0.8x	2.7x
ADJ. EBITDA LTM	6.7x	9.1x	8.4x	14.2x

In addition, Baird calculated the implied per share equity values of Company Common Stock based on the trading multiples of the selected public companies and compared such values to the Consideration of $29.00 per share. The implied per share equity values, based on the multiples that Baird deemed relevant, are summarized in the table below.

	Implied Equity Value Per Share
	Low	Mean	Median	High
Net Sales LTM	$11.81	$27.69	$19.94	$61.45
ADJ. EBITDA LTM	$19.33	$25.35	$23.58	$38.13

Baird compared the implied per share equity values in the table above with the Consideration of $29.00 per share in the Transactions.

Selected Transactions Analysis

Baird reviewed certain publicly available financial information concerning completed or pending acquisition transactions that Baird deemed relevant. The group of selected acquisition transactions is listed below.

Target		Acquiror

●	Patterson Medical Supply, Inc.	●	Madison Dearborn Partners, LLC
●	TRUMPF Medical	●	Hill-Rom Holdings Netherlands, B.V.
●	BERCHTOLD GmbH & Co. KG	●	Stryker Corporation
●	Champion Manufacturing, Inc.	●	Levine Leichtman Partners
●	Nottingham Rehab Limited	●	LDC (Managers) Limited
●	Sealy Corporation	●	Tempur-Pedic International Inc.
●	Therapeutical Support Systems business of Kinetic Concepts, Inc.	●	ArjoHuntleigh AB
●	Acare Medical Science Co., Ltd.	●	ArjoHuntleigh AB
●	Volker GmbH	●	Hill-Rom Holdings, Inc.
●	Gaymar Industries, Inc.	●	Stryker Corporation

Baird chose these acquisition transactions, in its professional judgment, based on a review of completed acquisition transactions involving target companies that possessed general business, operating and financial characteristics representative of companies in the industry in which Span-America operates. Baird noted that none of the acquisition transactions or subject target companies reviewed is identical to the Transactions or Span-America, respectively, and that, accordingly, the analysis of such acquisition transactions necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each subject target company and each acquisition transaction and other factors that affect the values implied in such acquisition transactions.

For each transaction, Baird calculated the implied “equity purchase price” (defined as the purchase price per share of each target company’s common stock multiplied by the total number of diluted common shares outstanding of such company, including gross shares issuable upon the exercise of stock options and warrants, less assumed option and warrant proceeds, or alternatively defined as the value attributable to the equity of a target company). In addition, Baird calculated the implied “total purchase price” (defined as the equity purchase price plus the book value of each target company’s total debt, preferred stock and minority interests, less cash, cash equivalents and marketable securities). Baird calculated the multiples of each target company’s implied total purchase price to its LTM revenues and EBITDA. Baird then compared the transaction multiples implied in the Transactions with the corresponding acquisition transaction multiples for the selected acquisition transactions. Stock market and historical financial information for the selected transactions was based on publicly available information as of the closing date of each respective transaction. A summary of the implied multiples is provided in the tables below.

Selected Transaction Multiples
	Low	Mean	Median	High
Net Sales LTM	0.3x	1.2x	1.2x	2.0x
EBITDA LTM	5.7x	8.8x	8.6x	11.4x

In addition, Baird calculated the implied per share equity values of Company Common Stock based on the acquisition transaction multiples of the selected acquisition transactions and compared such values to the Consideration of $29.00 per share. The implied per share equity values, based on the multiples that Baird deemed relevant, are summarized in the table below.

	Implied Equity Value Per Share
	Low	Mean	Median	High
Net Sales LTM	$9.39	$29.34	$29.13	$46.97
EBITDA LTM	$16.89	$24.55	$24.15	$31.27

Baird compared the implied per share equity values in the table above with the Consideration of $29.00 per share in the Transactions.

Discounted Cash Flow Analysis

Baird performed a discounted cash flow analysis utilizing Span-America’s projected unlevered free cash flows (defined as net income excluding after-tax net interest, plus depreciation and amortization, less capital expenditures and increases in net working capital, plus/minus changes in other operating and investing cash flows) from 2017 to 2021, as provided by Span-America’s senior management. In such analysis, Baird calculated the present values of the estimated unlevered free cash flows from 2017 to 2021 by discounting such amounts at rates ranging from 10.5% to 12.5%. Baird calculated the present values of the free cash flows beyond 2021 by assuming terminal EBITDA multiples based on the selected publicly traded companies ranging from 7.0x to 9.0x and discounting the resulting terminal values at rates ranging from 10.5% to 12.5%. The summation of the present values of the unlevered free cash flows and the present values of the terminal values produced equity values ranging from $24.61 to $31.23 per share, as compared to the Consideration of $29.00 per share.

The foregoing summary does not purport to be a complete description of the analyses performed by Baird or its presentations to the Board. The preparation of financial analyses and an opinion regarding financial fairness is a complex process and is not necessarily susceptible to partial analyses or summary description. Baird believes that its analyses (and the summary set forth above) must be considered as a whole and that selecting portions of such analyses and factors considered by Baird, without considering all of such analyses and factors, could create an incomplete view of the processes and judgments underlying the analyses performed and conclusions reached by Baird and its opinion. Baird did not attempt to assign specific weights to particular analyses. Any estimates contained in Baird’s analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, Baird does not assume responsibility for their accuracy.

Certain Unaudited Projected Financial Information

Span-America does not, as a matter of course, publicly disclose forecasts or projections of its expected future financial performance, earnings or other results and is especially wary of making projections for extended periods due to, among other things, the inherent difficulty of predicting financial performance for future periods and the unpredictability of the underlying assumptions and estimates.

In connection with the Offer and the Merger, however, Span-America’s management prepared certain unaudited prospective financial information for Span-America on a standalone basis based on the Span-America’s operating plan and historical performance, without giving effect to the Offer and the Merger (collectively, the “Management Projections”). The Management Projections were not prepared with a view to public disclosure and are included in this Schedule 14D-9 only because such information was made available to the Board and Baird as described above. The Management Projections are not included in this document to influence your decision whether to tender your Shares in the Offer. The Management Projections were not prepared with a view to compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, nor were they prepared with a view towards compliance with U.S. generally accepted accounting principles (“GAAP”) and guidance published by the SEC, including with respect to non-GAAP financial measures. For example, the Management Projections do not include footnote disclosures as may be required by GAAP. Furthermore, neither Elliott Davis Decosimo, LLC, Span-America’s independent registered public accounting firm, nor any other independent accountants, have examined, reviewed, compiled or otherwise applied procedures to the Management Projections, nor have they expressed any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Management Projections. In the view of Span-America’s management, however, the Management Projections were prepared on a reasonable basis and reflect management’s best currently available estimates and judgments.

The following table presents a summary of the Management Projections for the fiscal years ending September 30, 2017 through September 30, 2021 as prepared by Span-America’s management. The Management Projections are included in this Schedule 14D-9 because this information was prepared as described below and reviewed and approved by the Board and provided to Baird for its use and reliance in connection with the rendering of its opinion and performing its related financial analyses as described in “Item 4. The Solicitation or Recommendation — Opinion of Span-America’s Financial Advisor.”

The Management Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. The Management Projections reflect numerous estimates and assumptions made by Span-America and its executive officers with respect to sales growth, product margins, industry performance, general business, economic, competitive, market and financial conditions, changes to Span-America’s business, financial condition or results of operations, and other matters. These estimates and assumptions are difficult to predict, subject to significant economic and competitive uncertainties, are beyond Span-America’s control, and may cause the Management Projections or the underlying assumptions not to be realized. The assumptions made by Span-America’s management in preparing the Management Projections include, but were not limited to, growth in product sales in both Span-America’s U.S. and Canadian medical products division; subject to normal fluctuation, growth in Span-America’s consumer products division; consistent materials, direct labor, selling, marketing and R&D costs as a percentage of sales; and decreasing manufacturing overhead and general and administrative expenses as a percentage of sales. Since the Management Projections cover multiple years, the information contained therein, and the estimates and assumptions on which they are based, by their nature, become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on Span-America’s business and its results of operations. Further, the Management Projections do not take into account any circumstances or events occurring after the date they were prepared. As a result, there can be no assurance that the Management Projections will be realized or that Span-America’s actual results will not be significantly higher or lower than projected.

The Management Projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Management Projections, whether or not the Offer and the Merger are completed. The inclusion of the Management Projections should not be regarded as an indication that Span-America, Baird, any of their respective affiliates or anyone else who received the Management Projections then considered, or now considers, the Management Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such.

Readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Management Projections. Inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as a representation by any person that the results contained in the Management Projections will be achieved. Except as may be required by applicable federal securities laws, there is no intention to update or otherwise revise the Management Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events. Span-America has made no representation to Parent or Purchaser in the Merger Agreement or otherwise concerning the Management Projections.

The non-GAAP financial measures presented below are not reconciled to the most directly comparable GAAP financial measures because assumptions about the information required to calculate and reconcile the most directly comparable GAAP financial measures are not available without unreasonable efforts, was not prepared by management and was not available to or presented to the Board either at the time that the non-GAAP financial measures were presented to the Board or at any other time. The probable significance of the unavailable information is that such GAAP financial measures may be materially different from the corresponding non-GAAP financial measures.

The Management Projections are forward-looking statements and are protected accordingly under the federal securities laws. For additional information on factors that may cause Span-America’s future financial results to vary materially, see “Item 4. The Solicitation or Recommendation — Forward Looking Statements.”

In light of the foregoing factors and the uncertainties inherent in the Management Projections, Span-America’s stockholders are cautioned not to place undue, if any, reliance on such Management Projections.

The following is a summary of the Management Projections ($ in millions):

	Fiscal Years Ending September 30,
	2017E	2018P	2019P	2020P	2021P
Net Sales	$62.6	$68.8	$73.6	$78.4	$82.9
% Growth	(7.5% )	9.9%	7.0%	6.6%	5.7%
Cost of Goods Sold	$38.8	$43.5	$46.3	$49.1	$51.6
Gross Profit	$23.7	$25.3	$27.3	$29.3	$31.3
% Margin	37.9%	36.8%	37.0%	37.3%	37.7%
Operating Expenses	$17.3	$18.3	$19.5	$20.6	$21.7
EBITDA(1)	$7.6	$8.3	$9.1	$10.1	$11.0
% Margin	12.2%	12.1%	12.4%	12.9%	13.3%
% Growth	5.0%	8.8%	10.0%	10.5%	9.1%
EBIT(2)	$6.4	$7.0	$7.8	$8.7	$9.5
% Margin	10.2%	10.2%	10.6%	11.1%	11.5%

(1)	EBITDA calculated as net income plus depreciation, amortization, tax expenses and interest expenses, excluding the impact of currency exchange gains and losses.
(2)	EBIT calculated as net income plus tax expenses and interest expenses, excluding the impact of currency exchange gains and losses.

Intent to Tender

To Span-America’s knowledge after making reasonable inquiry, all of Span-America’s executive officers and directors currently intend to tender all of the Shares that they hold of record or beneficially own in the Offer in compliance with their respective Tender Support Agreements. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Arrangements with Purchaser, Parent and their Respective Affiliates — Tender Support Agreements.”

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

As part of its investment banking business, Baird is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Baird will receive a transaction fee of approximately $1.8 million for its services, a significant portion of which is contingent upon the consummation of the Transactions. Span-America has also agreed to pay Baird a fee of $500,000 payable upon delivery of its opinion, regardless of the conclusions reached in such opinion (such fee to be creditable against the transaction fee described above). In addition, Span-America has agreed to indemnify Baird against certain liabilities that may arise out of its engagement, including liabilities under the federal securities laws. Baird will not receive any other significant payment of compensation contingent upon the successful completion of the Transactions. Over the past two years, Baird did not provide investment banking or financial services to Parent or to Span-America, other than in connection with the Transactions. Neither Baird nor any of its affiliates received any material compensation from Span-America or Parent over the past two years. No material relationship between Span-America, Parent or any other party to the Transactions is mutually understood to be contemplated in which any compensation is intended to be received.

Baird is a full service securities firm. As such, in the ordinary course of its business, Baird may from time to time trade the securities of Span-America or Parent for its own account or the accounts of its customers and, accordingly, may at any time hold long or short positions or effect transactions in such securities.

Neither Span-America nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Span-America on its behalf with respect to the Offer, the Merger, the Transactions or related matters. Additional information pertaining to Span-America’s retention of Baird is set forth in “Item 4. The Solicitation or Recommendation — Opinion of Span-America’s Financial Advisor” and is incorporated in this Item 5 by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than as set forth below, the execution and delivery of the Stock Option Cancellation Agreements and the grant of the Top-Up Option pursuant to the Merger Agreement, no transactions with respect to Shares have been effected by Span-America, or to the knowledge of Span-America after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9. Additional information pertaining to the Stock Option Cancellation Agreements is set forth in “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Treatment of Company equity Awards” and is incorporated in this Item 6 by reference.

As approved by the Compensation Committee of the Board, Span-America issued restricted Shares to each non-employee director of Span-America pursuant to Span-America’s 2017 Equity Incentive Plan in consideration for their service to Span-America and consistent with past practice. The individual grants to each director are described in the table below:

Name	Date of Transaction	Number of Shares	Cost Basis (Per Share)	Nature of Transaction
Robert H. Dick	April 26, 2017	1,500	$21.81	Annual grant of Shares to non-employee directors of Span-America and to the chair of the Audit Committee
Thomas F. Grady, Jr.	April 26, 2017	1,000	$21.81	Annual grant of Shares to non-employee directors of Span-America
Thomas D. Henrion	April 26, 2017	2,250	$21.81	Annual grant of Shares to non-employee directors of Span-America, to the chair of the Board and to the chair of the Compensation Committee
Dan R. Lee	April 26, 2017	1,000	$21.81	Annual grant of Shares to non-employee directors of Span-America
Linda D. Norman	April 26, 2017	1,250	$21.81	Annual grant of Shares to non-employee directors of Span-America and to the Vice Chair of the Board
Terry Allison Rappuhn	April 26, 2017	1,000	$21.81	Annual grant of Shares to non-employee directors of Span-America
Thomas J. Sullivan	April 26, 2017	1,000*	$21.81	Annual grant of Shares to non-employee directors of Span-America
*

The Company inadvertently failed to grant Mr. Sullivan 250 shares for his service as chair of the Nominating and Governance Committee, and so at or prior to the closing of the Offering will pay Mr. Sullivan $7,250, which is the value of 250 shares at the Offer Price of $29 per share.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto), or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by Span-America in response to the Offer which relate to, or would result in (i) a tender offer or other acquisition of securities by Span-America, any subsidiary of Span-America or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Span-America or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Span-America or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Span-America.

Span-America has agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, it will not, among other matters, solicit alternative transaction offers. In addition, Span-America has agreed to certain procedures that it must follow in the event it receives an unsolicited transaction proposal. The information set forth in Section 13 of the Offer to Purchase under the heading “—The Transaction Documents” is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION

Change in Control Compensation.

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Arrangements between Span-America and its Executive Officers, Directors and Affiliates – Change in Control Compensation.”

Conditions of the Offer

The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

Top-Up Option

Subject to the terms of the Merger Agreement, Span-America has granted to Purchaser an irrevocable option (the “Top-Up Option”), and Purchaser has agreed to exercise such option, for so long as the Merger Agreement has not been terminated, if Purchaser acquires through the Offer less than ninety-percent (90%) of the Shares outstanding, on a fully-diluted basis, to purchase from Span-America, subject to certain limitations, a number of newly issued Shares (“Top-Up Shares”) at a per Share purchase price equal to the Offer Price sufficient for Parent and its subsidiaries to own one more Share than ninety percent (90%) of the Shares on a fully-diluted basis. The Top-Up Option shall be exercised by Purchaser no later than one Business Day after the later of the Offer Closing and the expiration of any permitted subsequent offering period if Parent and its subsidiaries do not then own more than ninety (90%) of the outstanding Shares. The obligation of Purchaser to exercise the Top-Up Option and of Span-America to issue the Top-Up Shares is subject only to the conditions that (i) the number of Top-Up Shares shall not exceed the number of authorized and unissued shares of Company Common Stock (after giving effect to the Shares issuable pursuant to all then-outstanding Company Stock Options and any other rights to acquire shares of Company Common Stock then outstanding) or (ii) the exercise of the Top-Up Option and the issuance of the Top-Up Shares shall not, in the reasonable judgment of Parent and Span-America, be prohibited by any applicable law or judgment, order or decree.

Purchaser shall pay the purchase price for the Top-Up Shares, at Parent’s election, either entirely in cash or with a promissory note having a principal amount equal to the aggregate purchase price for the Top-Up Shares. Any such promissory note will bear interest at a rate per annum equal to the prime lending rate prevailing during the period in which any portion of the principal amount of such promissory note remains outstanding, as published by The Wall Street Journal, calculated on a daily basis on the outstanding principal amount of such promissory note from the date such promissory note is originally issued until the date of payment in full of such promissory note, may be prepaid without premium or penalty, will be due one year from the date of execution of the promissory note and will be full recourse to Parent and Purchaser.

If following the closing of the Offer (including any extensions of the Offer Period), with or without exercise of the Top-Up Option, Purchaser owns at least 90% of the outstanding Shares, Parent, Purchaser and Span-America will take all necessary and appropriate action to consummate the Merger as a short-form merger as soon as practicable without a meeting of the stockholders of Span-America. The parties have agreed that Shares issued pursuant to the Top-Up Option and the consideration received by Span-America for the Top-Up Shares will not be considered in any statutory appraisal proceeding to the extent dissenters’ rights are available.

The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short form” merger pursuant to the SCBCA without the need for a meeting of Span-America’s stockholders at a time when the approval of the Merger at any meeting of Span-America’s stockholders would be assured because of Purchaser’s ownership of two-thirds of the outstanding Shares following completion of the Offer.

This summary of the Top-Up Option is qualified in its entirety by reference to the Merger Agreement.

Stockholder Approval of Merger Not Required

The Board has approved the Merger Agreement and the Transactions in accordance with the SCBCA. Under Section 33-11-104 or Section 33-11-108 of the SCBCA, if Purchaser acquires, pursuant to the Offer or otherwise, including pursuant to the Top-Up Option, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by Span-America’s stockholders as a “short-form” merger. If Purchaser acquires less than 90% of the outstanding Shares in the Offer (as it may be extended), the affirmative vote of the holders of two-thirds of the outstanding Shares (including shares held by Purchaser, Parent and their related organizations) will be required under the SCBCA to effect the Merger. After the purchase of the Shares by Purchaser pursuant to the Offer, Purchaser will own at least two-thirds of the outstanding Shares and will be able to effect the Merger without the affirmative vote of any other stockholders of Span-America.

South Carolina Anti-Takeover Laws

Control Share Acquisitions

Section 35-2-101 et seq. of the Act (the “Control Shares Acquisition Act”) generally provides that where a stockholder acquires issued and outstanding shares of a corporation’s voting stock (referred to as control shares) within one of several specified ranges (one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval of the control share acquisition by a majority of all votes entitled to be cast, excluding “interested shares” (defined as shares held by the acquiring person, officers of the corporation and employees who are also directors of the corporation) must be obtained before the acquiring stockholder may vote the control shares. A corporation may, however, opt-out of the control share statute through a charter or bylaw provision. Pursuant to an amendment to Span-America’s bylaws adopted by the Board on May 1, 2017, Span-America has opted out of coverage of the control share acquisition provisions of South Carolina law. As a result, Purchaser and Span-America do not need to comply with the requirements of the Control Shares Acquisition Act in connection with Offer, the Merger or the Transactions.

Business Combinations Act

Section 35-2-201 et seq. of the Act (the “Business Combinations Act”) prohibits specified "business combinations" with "interested shareholders" unless certain conditions are satisfied. The Business Combinations Act defines an "interested shareholder" as any person (other than the corporation or any of its subsidiaries) that (i) beneficially owns 10% or more of the voting power of the corporation's outstanding voting shares or (ii) at any time within the preceding two-year period beneficially owned 10% of the voting power of the corporation's outstanding shares and is an affiliate or associate of the corporation.

Covered business combinations with interested shareholders or an affiliate or associate of an interested shareholder include, among other transactions:

●	merger of the corporation;
●

sale, lease, exchange, mortgage, pledge, transfer, or other disposition of assets having a value equal to 10% or more of the value of all assets of the corporation, the value of all outstanding shares of the corporation, or the earning power or net income of the corporation;

●	issuance or transfer of shares of the corporation equaling 5% or more of the market value of all outstanding shares of the corporation; and
●	dissolution or liquidation of the corporation proposed by or under an arrangement with an interested shareholder or its affiliate or associate.

Covered business combinations are prohibited unless:

●

the board of directors of the corporation approved of the business combination before the interested shareholder became an interested shareholder or gave prior approval of the transaction in which the interested stockholder became an interested stockholder;

●	a majority of shares not beneficially owned by the interested shareholder approved the combination; or
●	certain extensive transactional requirements are met.

Covered business combinations with an interested shareholder are prohibited for two years after the interested shareholder first became an interested shareholder unless the board of directors of the corporation approved of the business combination before the interested shareholder became an interested shareholder or gave prior approval of the transaction in which the interested stockholder became an interested stockholder.

Span-America is subject to the business combination provisions of SCBCA; however, the Board approved of the acquisition of beneficial ownership of Shares by Purchaser prior to Purchaser’s “share acquisition date,” and therefore the Offer and the Merger will not be subject to the restrictions of the Business Combinations Act.

Dissenters’ Rights

No dissenters’ rights are available to Span-America’s stockholders in connection with the Offer. However, if the Merger is consummated, a Span-America stockholder who has not tendered his or her Shares in the Offer may have the rights under Chapter 13 of the SCBCA to dissent from the Merger and demand appraisal of, and obtain payment in cash for the “fair value” of, that stockholders’ Shares. Section 33-13-102 of the SCBCA generally provides that stockholders of a South Carolina corporation are entitled to dissenters’ rights in the event of a “short-form” merger pursuant to Section 33-11-104 of the SCBCA or Section 33-11-108 of the SCBCA. However, one exception to this general rule is that dissenters’ rights are not available for shares of any class of series of shares which is listed on a national securities exchange on the record date fixed to determine the shareholders entitled to receive notice of a vote at the meeting of shareholders to act on an agreement of merger (the “Public Company Exception”).

Purchaser and Parent have indicated to Span-America that they believe that this exception to the general rule that dissenters’ rights are available is applicable in this transaction and that Span-America’s stockholders are not entitled to dissenters’ rights in connection with the Merger. However, the Public Company Exception has not been the subject of judicial interpretation in these circumstances. Accordingly, it is possible that a court could conclude that this exception is not applicable and that Span-America’s stockholders are entitled to dissenters’ rights under the SCBCA. Any stockholder who believes that he, she or it may be entitled to dissenters’ rights and who wishes to preserve those rights should carefully review Chapter 13 of the SCBCA, which sets forth the procedures for perfecting such rights, and should consult their own legal and other advisors with respect to the exercise of any applicable dissenters’ rights. Failure to strictly comply with the procedures specified in Chapter 13 of the SCBCA could result in loss of any applicable dissenters’ rights to which Span-America’s stockholders may be entitled in connection with the Merger. To the extent any holder of Shares outstanding immediately prior to the Merger seeks to assert dissenters’ rights but is determined by a court to not be entitled to such dissenters’ rights (or fails to take all necessary action to perfect them or effectively withdraws or loses them), such stockholder will be entitled to receive the Offer Price, without interest.

If Parent or Purchaser determines that dissenters’ rights are available to Span-America’s stockholders in connection with the Merger, Parent or Purchaser is required to notify all stockholders who did not tender their Shares in the Offer with notice of dissenters’ rights promptly after the consummation of the Merger in accordance with the requirements of the SCBCA.

If dissenters’ rights are determined by a court of competent jurisdiction to be available and in the event that the Top-Up Option is exercised by Purchaser, as provided in the Merger Agreement, Parent, Purchaser and Span-America have agreed that in any appraisal proceeding arising from the exercise by a Span-America stockholder of her, his or its dissenters’ rights, and to the fullest extent permitted by applicable law, Span-America shall not assert that the Top-Up Option, the issuance of the Top-Up Shares or the payment by Purchaser to Span-America of any consideration for the Top-Up Shares should be considered in connection with any determination in accordance with Sections 33-13-101, et seq. of the SCBCA of the fair value of the Shares.

The foregoing summary of the rights of dissenting stockholders under the SCBCA is not a statement of the procedures to be followed by stockholders desiring to exercise any dissenters’ rights which may be available under South Carolina Law. The summary set forth above does not purport to be a complete statement of the provisions of the SCBCA relating to the rights of dissenting stockholders and is qualified in its entirety by reference to the applicable sections of the SCBCA.

Span-America’s stockholders cannot exercise any dissenters’ rights at this time. The information provided above is for informational purposes only with respect to the possible alternatives of stockholders if and when the Merger is consummated. If Span-America’s stockholders sell their Shares in the Offer (or otherwise prior to the Merger), such holders will not be entitled to exercise dissenters’ rights, if any, which may be available with respect to such Shares in connection with the Merger.

Section 14(f) Information

The Information Statement is being furnished to the holders of Shares pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, in connection with Parent’s right, pursuant to the Merger Agreement, to designate persons to the Board promptly after the Offer Closing if Parent and Purchaser are not required to exercise the Top-Up Option.

Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Transactions, including the Offer and the Merger.

Antitrust Compliance

The Offer and the Merger are not subject to the premerger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules that have been promulgated thereunder (the “HSR Act”). As such, neither Purchaser nor Span-America must furnish any information to the Antitrust Division of the Department of Justice or the Federal Trade commission or comply with the waiting period requirements of the HSR Act.

Forward Looking Statements.

This Schedule 14D-9 may contain forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Forward-looking statements include, without limitation, statements regarding prospective performance and opportunities and the outlook of our business; performance and opportunities; the anticipated timing of the completion of the Merger and the Transactions; the ability to complete the Merger and the Transactions considering the various closing conditions; and any assumptions underlying the foregoing. The actual results of the Transactions could vary materially as a result of a number of factors, including: (a) uncertainties as to the percentage of Span-America’s stockholders tendering their shares in the Offer, (b) the possibility that competing offers will be made, (c) the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit or delay the consummation of the Merger, (d) the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, vendors and other business partners, (e) the risk that stockholder or other litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability. Other factors that may cause actual results to differ materially include those set forth in Span-America’s reports and other documents filed from time to time with the SEC, including Span-America’s annual report on Form 10-K for the fiscal year ended October 1, 2016 and quarterly and current reports on Form 10-Q and 8-K as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Purchaser. The discussions of these risks are specifically incorporated by reference in this Schedule 14D-9. We disclaim any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. All of these materials related to the Transactions (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website www.sec.gov. Investors may also obtain free copies of the documents filed by Span-America with the SEC by contacting Span-America’ Investor Relations Department at P.O. Box 5231, Greenville, SC 29606, Phone (864) 288-8877 or at www.spanamerica.com.

ITEM 9. EXHIBITS

(a)(1)(A)

Offer to Purchase, dated May 17, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Savaria Corporation and Savaria (SC) Inc., filed with the SEC on May 17, 2017 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal, dated May 17, 2017 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO.

(a)(1)(C)	Notice of Guaranteed Delivery, May 17, 2017 (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)	Press Release, dated May 1, 2017, (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Span-America Medical Systems, Inc. on May 1, 2017)

(a)(5)(B)	Opinion of Robert W. Baird & Co. Incorporated, dated May 1, 2017 (attached hereto as Annex A)

(e)(1)

Agreement and Plan of Merger, dated May 1, 2017, by and among Span-America Medical Systems, Inc., Savaria Corporation and Savaria (SC) Inc. (incorporated by reference to Exhibit 2.1 to Span-America Medical Systems, Inc.’s Current Report on Form 8-K filed with the SEC on May 1, 2017)

(e)(2)	Confidentiality, Stand-Still and No Hire Agreement, dated January 2, 2017, by and between Span-America Medical Systems, Inc. and Savaria Corporation

(e)(3)	Letter of Intent, dated March 17, 2017, by and between Span-America Medical Systems, Inc. and Savaria Corporation

(e)(4)	Amendment to Letter of Intent, dated April 27, 2017, by and between Span-America Medical Systems, Inc. and Savaria Corporation

(e)(5)

Form of Tender Support Agreement, dated May 1, 2017, by and among Savaria Corporation, Savaria (SC) Inc. and certain of the stockholders of Span-America Medical Systems, Inc. (incorporated by reference to Exhibit 10.1 to Span-America’s Current Report on Form 8-K filed with the SEC on May 1, 2017)

(e)(6)

Form of Stock Option Cancellation Agreement, dated May 1, 2017, by and between Span-America Medical Systems, Inc. and certain of the option holders of Span-America Medical Systems, Inc. (incorporated by reference to Exhibit 10.2 to Span-America’s Current Report on Form 8-K filed with the SEC on May 1, 2017)

(e)(7)	Restated Articles of Incorporation (incorporated by reference to Exhibit 3(a) to Span-America’s Registration Statement on Form S-18).

(e)(8)

Articles of Amendment filed with the South Carolina Secretary of State on February 6, 1989 (incorporated by reference to Exhibit 3.1.1 to Span-America’s Annual Report on Form 10-K for the fiscal year ended September 28, 1991 (the “1991 10-K”).

(e)(9)

Articles of Amendment filed with the South Carolina Secretary of State on March 5, 1992 (incorporated by reference to Exhibit 4.4 to Span-America’s Registration Statement on Form S-2 dated May 11, 1992.

(e)(10)

Articles of Amendment filed with the South Carolina Secretary of State on April 22, 1993 (incorporated by reference to Exhibit 4.1 to Span-America’s Quarterly Report on Form 10-Q for the quarter ended April 3, 1993).

(e)(11)	Amended and Restated By-Laws dated February 4, 1997 (incorporated by reference to Exhibit 3.0 to Span-America’s Quarterly Report on Form 10-Q for the quarter ended March 29, 1997).

(e)(12)	Amendment to Span-America's By-laws dated March 13, 2003 (incorporated by reference to Exhibit 3.2 to Span-America's Current Report on Form 8-K dated March 13, 2003).

(e)(13)	Amendment to Span-America's By-laws dated November 7, 2003 (incorporated by reference to Exhibit 3.2.2 to Span-America’s Annual Report on Form 10-K for the fiscal year ended September 27, 2003).

(e)(14)	Amendment to Span-America's By-laws dated November 12, 2014 (incorporated by reference to Exhibit 3.2.3 to Span-America’s Current Report on Form 8-K dated November 18, 2014).

(e)(15)	Amendment to Span-America's By-laws dated May 1, 2017 (incorporated by reference to Exhibit 3.1 to Span-America’s Current Report on Form 8-K dated May 1, 2017).

(e)(16)

Span-America Medical Systems, Inc. 2007 Equity Incentive Plan (incorporated by reference to Appendix A to Span-America’s Definitive Proxy Statement for its 2007 Annual Meeting of Shareholders filed with the SEC on January 8, 2007).

(e)(17)

Span-America Medical Systems, Inc. 2017 Equity Incentive Plan (incorporated by reference to Appendix A to Span-America’s Definitive Proxy Statement for its 2017 Annual Meeting of Shareholders filed with the SEC on February 22, 2017).

(e)(18)

Severance Protection Agreement between Span-America and James D. Ferguson dated July 25, 2002 (incorporated by reference to Exhibit 10.20 of Span-America’s Annual Report on Form 10-K for the fiscal year ended September 28, 2002 (the “2002 10-K”)).

(e)(19)	Severance Protection Agreement between Span-America and Robert E. Ackley dated July 25, 2002 (incorporated by reference to Exhibit 10.21 of the 2002 10-K).

(e)(20)	Severance Protection Agreement between Span-America and Richard C. Coggins dated July 25, 2002 (incorporated by reference to Exhibit 10.22 of the 2002 10-K).

(e)(21)	Severance Protection Agreement between Span-America and James R. O’Reagan dated July 25, 2002 (incorporated by reference to Exhibit 10.23 of the 2002 10-K).

(e)(22)	Severance Protection Agreement between Span-America and Clyde A. Shew dated July 25, 2002: Incorporated by reference to Exhibit 10.24 of the 2002 10-K).

(e)(23)

Severance Protection Agreement between Span-America and Erick C. Herlong dated December 1, 2008 (incorporated by reference to Exhibit 10.16 to Span-America’s Annual Report on Form 10-K for the fiscal year ended October 3, 2009 (the “2009 10-K”)).

(e)(24)	Severance Protection Agreement between Span-America and Marie Sitter dated December 1, 2008 (incorporated by reference to Exhibit 10.17 of the 2009 10-K).

Annex A

[Baird Letterhead]

May 1, 2017

Board of Directors

Span-America Medical Systems, Inc.

70 Commerce Center

Greenville, SC 29615

The Board of Directors:

We understand that Savaria Corporation (the “Parent”), Savaria (SC) Inc., an indirect wholly-owned subsidiary of the Parent (“Merger Sub”), and Span-America Medical Systems, Inc. (the “Company”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which, among other things, (a) Merger Sub will commence a tender offer for any and all of the shares of the outstanding common stock, no par value per share (“Company Common Stock” and, such tender offer, the “Offer”), of the Company at a purchase price of $29.00 per share in cash (the “Consideration”), and (b) subsequent to consummation of the Offer, the Merger Sub will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transaction”). We further understand that in connection with the Merger, (i) each share of Company Common Stock outstanding immediately prior to the effective time of the Merger will be converted into the right to receive the Consideration, and (ii) the Company will become a wholly-owned subsidiary of the Parent.

In connection with your consideration of the Transaction, the Board of Directors (the “Board”) of the Company (in its capacity as such) has requested the opinion of Robert W. Baird & Co. Incorporated (“Baird”) as to the fairness, from a financial point of view, to the holders of the Company’s Common Stock (other than the Parent and its affiliates or by holders properly exercising dissenters’ rights) of the Consideration to be received by such holders in the Transaction. Pursuant to your request, we have only considered the fairness of the Consideration in the Offer and Merger, from a financial point of view. We express no opinion about the fairness of any amount or nature of the compensation or consideration payable to any of the Company’s officers, directors or employees, or any class of such persons, or to any particular shareholder or the holders of a particular class or series of securities relative to the Consideration to be received by the holders of the Company’s Common Stock. You have not asked us to express, and we are not expressing, any opinion with respect to any of the other financial or non-financial terms, conditions, determinations or actions with respect to the Transaction.

In conducting our financial analyses and in arriving at our opinion, we have reviewed such information and have taken into account such financial and economic factors, investment banking procedures and considerations as we have deemed relevant under the circumstances. In that connection, and subject to the various assumptions, qualifications and limitations set forth herein, we have, among other things: (i) reviewed certain internal information, primarily financial in nature, including (A) financial forecasts for the fiscal years ending 2017 through 2021 concerning the business and operations of the Company (the “Forecasts”) furnished to us, and prepared, by the Company’s management for purposes of our analysis, and (B) financial statements of the Company for the fiscal years ended September 30, 2012 through 2016 and interim financial statements of the Company for the period ended December 31, 2016, which the Company’s management has prepared and identified as being the most current financial statements available; (ii) reviewed certain publicly available information, including, but not limited to, the Company’s recent filings with the Securities and Exchange Commission; (iii) reviewed the principal financial terms of the draft dated April 30, 2017 of the Agreement in the form expected to be presented to the Board as they related to our analysis; (iv) compared the financial position and operating results of the Company with those of certain other publicly traded companies we deemed relevant; (v) compared the historical market prices, trading activity and market trading multiples of the Company’s Common Stock with those of certain other publicly traded companies we deemed relevant; (vi) compared the proposed Consideration, in the aggregate, with the reported implied enterprise values of certain other transactions we deemed relevant; and (vii) reviewed the Company’s certificate regarding information, financial statements and projections addressed to Robert W. Baird & Co. Incorporated. We have held discussions with members of the Company’s senior management concerning the Company’s historical and current financial condition and operating results, as well as the future prospects of the Company. The topic of soliciting third party indications of interest was discussed among Baird, the Company and the Company’s legal advisors. We have not been requested to, and we did not, solicit third party indications of interest in acquiring all or any part of the Company. We were not involved in assisting Parent in obtaining any financing of the Transaction. We have also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant for the preparation of this opinion.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information that was publicly available or provided to us by or on behalf of the Company. We have not independently verified any publicly available information or information supplied to us by the Company or the Parent. We have not been engaged to independently verify, have not assumed any responsibility to verify, assume no liability for, and express no opinion on, any such information, and we have assumed and relied upon, without independent verification, your statement that the Company is not aware of any information that might be material to our opinion that has not been provided to us. We have assumed and relied upon, without independent verification, that: (i) all assets and liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the Company’s most recent financial statements provided to us, and there is no information or facts that would make any of the information reviewed by us incomplete or misleading; (ii) the financial statements of the Company provided to us present fairly the results of operations, cash flows and financial condition of the Company for the periods, and as of the dates, indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied; (iii) the Forecasts were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the Company’s senior management as to the future performance of the Company, and we have relied, without independent verification, upon such Forecasts in the preparation of this opinion, although we express no opinion with respect to the Forecasts or any judgments, estimates, assumptions or basis on which they were based, and we have assumed, without independent verification, that the Forecasts currently contemplated by the Company’s management used in our analysis will be realized in the amounts and on the time schedule contemplated; (iv) the Transaction will be consummated in accordance with the terms and conditions of the Agreement without any amendment or modification thereto and without waiver by any party of any of the conditions to their respective obligations thereunder; (v) the representations and warranties contained in the Agreement are true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the Agreement; and (vi) all corporate, governmental, regulatory or other consents and approvals (contractual or otherwise) required to consummate the Transaction have been, or will be, obtained without the need for any changes to the Consideration or other material financial terms or conditions of the Transaction or that would otherwise materially affect the Company or our analysis. We have not considered any strategic, operating or cost benefits and/or synergies that might result from the Transaction in our analysis. We have relied upon and assumed, without independent verification, that the final form of any draft documents referred to above will not differ in any material respect from such draft documents. We have relied, without independent verification, as to all legal, regulatory, accounting, insurance and tax matters regarding the Transaction on the advice of the Company and its professional advisors, and we have assumed that all such advice was correct. In conducting our review, we have not undertaken or obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise, known or unknown) or solvency of the Company nor have we made a physical inspection of the properties or facilities of the Company. In each case above, we have made the assumptions and taken the actions or inactions described above with your knowledge and consent.

Our opinion necessarily is based upon economic, monetary and market conditions as they exist and can be evaluated on the date hereof, and our opinion does not predict or take into account any changes which may occur, or information which may become available, after the date hereof. Except as set forth in our engagement letter, we are under no obligation to update, revise, reaffirm or withdraw this opinion, or otherwise comment on or consider events occurring after the date hereof. Furthermore, we express no opinion as to the prices or trading ranges at which any of the Company’s or the Parent’s securities (including the Company’s Common Stock and the Parent’s common stock) will trade following the date hereof or as to the effect of the announcement of the Transaction on such prices or trading ranges. Such prices and trading ranges may be affected by a number of factors, including but not limited to (i) dispositions of the Company’s Common Stock and the Parent’s common stock by shareholders within a short period of time after, or other market effects resulting from, the announcement and/or effective date of the Transaction; (ii) changes in prevailing interest rates and other factors which generally influence the price of securities; (iii) adverse changes in the current capital markets; (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company or the Parent or in the Company’s or the Parent’s industries; (v) any necessary actions by, or restrictions of, federal, state or other governmental agencies or regulatory authorities; and (vi) timely completion of the Transaction on terms and conditions that are acceptable to all parties at interest.

Our opinion has been prepared at the request and for the information of the Board (in its capacity as such), and may not be used for any other purpose or disclosed to any other party without our prior written consent; provided, however, that this letter may be reproduced in full in the Schedule 14D-9 to be provided to the holders of the Company's Common Stock in connection with the Transaction. Any description or reference to us or our opinion in the Schedule 14D-9 (or any other publicly available document or regulatory filing), however, shall be subject to our prior review and written approval. This opinion does not address the relative merits or risks of: (i) the Transaction, the Agreement or any other agreements or other matters provided for, or contemplated by, the Agreement; (ii) any other transactions that may be, or might have been, available as an alternative to the Transaction; or (iii) the Transaction compared to any other potential alternative transactions or business strategies considered by the Board and, accordingly, we have relied upon our discussions with the senior management of the Company with respect to the availability and consequences of any alternatives to the Transaction. This opinion does not constitute a recommendation to the Board, any security holder or any other person as to how any such person should vote or act with respect to the Transaction or whether any shareholder of the Company should tender shares of the Company’s Common Stock in any tender offer or make any election with respect to the Transaction.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee of approximately $1.8 million (a “Transaction Fee”) for our services, contingent upon the consummation of the Transaction. We will also receive a separate fee of $500,000 for rendering this opinion, which fee is not contingent upon the conclusions of our opinion or the consummation of the Transaction, but is fully creditable against the contingent Transaction Fee (if paid). In addition, the Company has agreed to reimburse us for certain of our expenses and to indemnify us and certain related parties against certain liabilities that may arise out of our engagement. We will not receive any other significant payment or compensation contingent upon the successful completion of the Transaction.

Over the past two years, Baird has not provided investment banking or financial services to the Parent or to the Company, other than in connection with the Transaction. Neither Baird nor any of its affiliates have received any material compensation from the Company or the Parent over the past two years. No material relationship between the Company, the Parent or any other party or affiliate to the Transaction is mutually understood to be contemplated in which any compensation is intended to be received.

In the ordinary course of business, Baird may from time to time provide investment banking, advisory, brokerage and other services to clients that may be competitors or suppliers to, or customers or security holders of, the Company or the Parent or any other party that may be involved in the Transaction and their respective affiliates or that may otherwise participate or be involved in the same or a similar business or industry as the Company or the Parent. In addition, Baird and certain of its employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may from time to time hold or trade the securities of the Company (including the Company’s Common Stock) for their own account or the accounts of our customers and, accordingly, may at any time hold long or short positions or effect transactions in such securities. Baird may also serve as a market maker in the publicly traded securities of the Parent and/or the Company.

Our opinion was approved by our firm’s internal fairness committee.

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company’s Common Stock (other than the Parent and its affiliates or by holders properly exercising dissenters’ rights) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Robert W. Baird & Co.

Annex B

SPAN-AMERICA MEDICAL SYSTEMS, INC.

70 Commerce Center

Greenville, South Carolina 29615

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED AND RULE 14F-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement (this “Information Statement”) is being mailed on or about May 17, 2017 to holder of record of common stock, no par value (“Shares” or “Common Stock”), of Span-America Medical Systems, Inc., a South Carolina corporation (“Span-America” or the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Span-America with respect to the cash tender offer (the “Offer”) by Savaria (SC) Inc., a South Carolina corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Savaria Corporation, an Alberta corporation (“Parent”), to purchase all Shares that are issued and outstanding. The Shares will be purchased by Purchaser. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we,” and “our” to refer to Span-America. You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent without a meeting of holders of Shares to a majority of the seats on Span-America’s board of directors (the “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of May 1, 2017, by and among Span-America, Parent and Purchaser (as such agreement may be amended, supplemented or modified from time to time in accordance with its terms, the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on May 17, 2017 to purchase all Shares that are issued and outstanding, at a price per Share of $29.00 in cash, without interest (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 17, 2017, and the related letter of transmittal (as it may be amended or supplemented from time to time). The Offer is described in a Tender Offer Statement on Schedule TO, filed by Parent with the U.S. Securities and Exchange Commission (the “SEC”) on May 17, 2017 (the “Schedule TO”).

The Merger Agreement provides, among other things, that promptly following the completion of the Offer and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, Purchaser will merge with Span-America (the “Merger”), with the surviving corporation as a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than (i) Shares owned by Parent or Purchaser, (ii) Shares held by Span-America or (iii) Shares held by shareholders who properly exercise dissenters’ rights, if any, under South Carolina law) will be cancelled and converted into the right to receive an amount per Share in cash equal to the Offer Price paid in the Offer, without interest and less any applicable withholding taxes.

The Offer is initially scheduled to expire at 5:00 p.m. New York City Time on June 15, 2017, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

Following the purchase of Shares pursuant to the Offer, the Merger Agreement provides that, if Purchaser does not exercise its option to acquire newly-issued Shares from Span-America pursuant to the Top-Up Option, as defined in the Merger Agreement, Parent shall be entitled to designate a number of directors, rounded down to the next whole number, to the Board equal to the product of the total number of directors on the Board and the percentage of Shares beneficially owned by Parent or Purchaser. Span-America will, upon request by Purchaser, promptly increase the size of the Board or seek the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and will cause Purchaser’s designees to be so elected or appointed. To the extent permitted by applicable law and the rules of the SEC, Span-America will cause Purchaser’s designees to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Board and on the board of directors of any wholly-owned subsidiary of Span-America.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the possible appointment of Purchaser’s designees to the Board. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex A. You are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated by reference herein) concerning Parent and its designees has been furnished to Span-America by Parent, and Span-America assumes no responsibility for the accuracy or completeness of such information concerning Parent and its designees.

PARENT’S DESIGNEES TO THE BOARD

Information with Respect to the Designees

Purchaser has informed Span-America that it will choose its designees to the Board from the executive officers and directors of Parent and/or Purchaser listed in Schedule I of the Offer to Purchase, a copy of which is being mailed to stockholders of Span-America. The information with respect to such individuals in Schedule I of the Offer to Purchase is incorporated herein by reference. Purchaser has informed Span-America that each of the executive officers and directors of Parent and/or Purchaser listed in Schedule I of the Offer to Purchase who may be chosen has consented to act as a director of Span-America, if so designated.

Based solely on the information set forth in Schedule I of the Offer to Purchase filed by Purchaser, none of the executive officers or directors of Parent and/or Purchaser listed in Schedule I of the Offer to Purchase (1) is currently a director of, or holds any position with, Span-America, or (2) has a familial relationship with any directors or executive officers of Span-America. Span-America has been advised that, to the best knowledge of Purchaser and Parent, none of the executive officers or directors of Parent and/or Purchaser listed in Schedule I of the Offer to Purchase beneficially owns any equity securities (or rights to acquire such equity securities) of Span-America and none have been involved in any transactions with Span-America or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Purchaser has informed Span-America that, to the best of its knowledge, none of the executive officers or directors of Parent and/or Purchaser listed in Schedule I of the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that the designees of Parent may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, provided Purchaser has not exercised the Top-Up Option, which purchase cannot be earlier than June 15, 2017, and that, upon assuming office, such designees will thereafter constitute at least a two-thirds majority of the Board.

GENERAL INFORMATION CONCERNING SPAN-AMERICA

The authorized capital stock of Span-America consists of 20,000,000 shares designated as common stock, no par value. The only class of voting securities of Span-America outstanding that is entitled to vote at a meeting of Span-America’s stockholders is the Shares. Each Share entitles its record holder to one vote on all matters submitted to a vote of the holders of Shares. As of May 1, 2017, there were 2,764,625 Shares outstanding. Span-America’s board currently consists of nine (9) directors.

As of the date of this Information Statement, Parent and its affiliates, including Purchaser, are the beneficial owner of 440,509 Shares.

CURRENT BOARD AND MANAGEMENT

The following table sets forth the directors of Span-America, their ages, and the positions held by each such person with Span-America on May 1, 2017. The current term of each director is set forth below.

Name	Age	Position or Office with Span-America	Director Since

Directors with Terms Expiring in 2020

Thomas F. Grady, Jr.*	74	Director	1975
Dan R. Lee*	69	Director	2008
Thomas J. Sullivan*	53	Director	2015

Directors with Terms Expiring in 2018

Richard C. Coggins	59	Director, Chief Financial Officer, VP of Finance and Secretary	1993
Thomas D. Henrion*	74	Director and Chairman of the Board	1996
Linda D. Norman*	69	Director and Vice-Chair of the Board	2006

Directors with Terms Expiring in 2019

Robert H. Dick*	73	Director	1999
James D. Ferguson	60	Director, President and Chief Executive Officer	1998
Terry Allison Rappuhn*	60	Director	2016

*Directors whom the Board has determined are “independent directors” within the meaning of the NASDAQ Listing Rules and Regulation S-K Item 407(a). A majority of the directors are “independent directors.”

Business Experience of Directors

Thomas F. Grady. Mr. Grady has been retired since 2000 after a career in the paper, packaging and wood products industry. Mr. Grady joined Federal Paper Board Company, Inc. (“Federal”) in 1971, serving in various sales and marketing management positions. He served as Vice President of Sales for Federal from 1990 to 1996, when Federal was acquired by International Paper Company. Prior to the acquisition, Federal was a manufacturer and supplier of paper, packaging and wood products, which is the current business of International Paper. Following the acquisition, Mr. Grady served as Vice President of Sales with International Paper from 1996 until September 2000, when he retired. Mr. Grady currently serves on Span-America’s Compensation & Management Development Committee. The Nominating and Governance committee and the Board believe Mr. Grady is highly qualified to serve on the Board because of his extensive knowledge of Span-America gained through 41 years of experience as a Company director and because of his significant experience in the fields of sales, marketing and corporate management.

Dan R. Lee. Mr. Lee is a Member and Managing General Partner of DAS Medical, LLC (“DAS”), which he co-founded in 2010.  DAS is a contract manufacturer of disposable medical devices.  Prior to joining DAS, Mr. Lee served as President of Microtek Medical, Inc. (“Microtek”) and Senior Vice President of Ecolab, Inc. (NYSE:ECL).  He retired from those positions on December 31, 2009. Microtek is a wholly owned subsidiary of Ecolab and specializes in the design, manufacture and marketing of infection and fluid control products. Ecolab is a global provider of water, hygiene and energy technologies and services to the food, energy, healthcare, industrial and hospitality markets. Microtek was acquired by Ecolab in November 2007. Before the acquisition, Mr. Lee had served as President and Chief Executive Officer of Microtek beginning in December 2000 and Chairman of the Board beginning in May 2002. Microtek was named “Isolyser Company, Inc.” until 2002. From 1986 to 2000, Mr. Lee held various positions with Microtek or its subsidiaries and predecessors, including President, Chief Financial Officer, Chief Operating Officer and Director. Prior to his corporate positions, Mr. Lee was a partner for eight years with the CPA firm of Gallant, King & Lee, and he worked as an auditor for KPMG for five years after graduating with a Bachelor of Science degree in Accounting from Mississippi State University. Mr. Lee became a Certified Public Accountant in 1975. Until January 6, 2010, Mr. Lee was also a director of Cadence Financial Corporation (NASDAQ:CADE), a financial services corporation, and he served on the audit and compensation committees of that company’s board of directors. Mr. Lee currently serves on Span-America’s Audit and Compensation & Management Development Committees. The Nominating and Governance committee and the Board believe Mr. Lee is highly qualified to serve on the Board because of his extensive business and management experience in the medical industry and because of his knowledge and experience in the fields of accounting and finance.

Thomas J. Sullivan. Mr. Sullivan serves as President, Chief Executive Officer and Director of Symmetry Surgical Inc., a global surgical instruments company owned by RoundTable Healthcare Partners. Symmetry Surgical was a NASDAQ listed company until July 2016.  Mr. Sullivan was President, Chief Executive Officer and Director of Symmetry Medical Inc. (a NYSE listed company) from January 2011 until its sale and the spin-off of Symmetry Surgical Inc. in December 2014.  He held numerous executive and functional leadership roles at Johnson & Johnson from 1990, when he joined as an intern, until 2011. From June 2007 through January 2011, Mr. Sullivan was the President of the Supply Chain & Business Process Division of Johnson & Johnson Health Care Systems Inc. From 2005 to 2007 Mr. Sullivan was the President of DePuy Orthopaedics, Inc. From 2002 to 2005, he served as President of Johnson & Johnson Medical Products Canada.  Prior to joining Johnson & Johnson, Mr. Sullivan served in management roles at Bell Atlantic/Verizon. Mr. Sullivan graduated as a Palmer Scholar from The Wharton School in 1991 where he earned an MBA in Strategic Management and Information Technology. He also holds a Bachelor of Science magna cum laude in Applied Mathematics and Computer Science from the University of Pittsburgh.  Mr. Sullivan also serves on the Board of Trustees of Isles Inc., a community development and environmental organization based in Trenton, New Jersey.  Mr. Sullivan has been a certified Governance Fellow of the National Association of Corporate Directors since 2013.  Mr. Sullivan currently serves on Span-America’s Nominating and Governance Committee. The Nominating and Governance committee and the Board believe Mr. Sullivan is highly qualified to serve on the Board because of his extensive business and executive management experience in the medical industry.

Richard C. Coggins. Mr. Coggins joined Span-America as Controller in 1986. He was elected Treasurer in January 1987, Vice President of Finance in January 1989, and Secretary and Chief Financial Officer in January 1990. He currently serves as Span-America’s Chief Financial Officer, Vice President of Finance and Secretary. Mr. Coggins was previously employed by NCNB National Bank in Charlotte, North Carolina from 1984 to 1986, where he served as Commercial Banking Officer and Metropolitan Area Director. He holds an MBA degree with a concentration in finance from the University of South Carolina and a B.S. degree in Industrial Management from Clemson University. The Nominating and Governance committee and the Board believe Mr. Coggins is highly qualified to serve on the Board because of his knowledge in the fields of finance and accounting and because of his 30 years of experience managing the financial functions of Span-America.

Thomas D. Henrion. Mr. Henrion was President and owner of Silver Thread Farm, LLC, a thoroughbred breeding farm in La Grange, Kentucky from 2000 to 2015. He also served from 1993 to 2015 as a director for Brinly-Hardy Company, Inc., a manufacturer and marketer of various lawn care and garden products. From 1980 to 1999, Mr. Henrion was President, Chief Executive Officer, and Director of FoodService Purchasing Cooperative, Inc. (“FSPC”) in Louisville, Kentucky. FSPC provided equipment, food, packaging items, and financial services to quick-service restaurant operators including KFC, Taco Bell, Dairy Queen, and Pizza Hut. In March 1999, FSPC merged with the purchasing organization of Tricon Global Restaurants, Inc. (now Yum! Brands, Inc.) to form Unified Foodservice Purchasing Co-op (“UFPC”). Mr. Henrion currently serves as Chairman of Span-America’s Compensation & Management Development Committee and Chairman of the Board. The Nominating and Governance committee and the Board believe Mr. Henrion is highly qualified to serve on the Board because of his extensive executive management experience in several industries and because of his experience in the fields of corporate finance and investments.

Linda D. Norman. Dr. Norman has been in the field of nursing and nursing education since beginning her career in 1969. In July 2013 she was named Dean of Vanderbilt University School of Nursing in Nashville, Tennessee, where she has been employed since 1991. Dr. Norman previously held the position of Senior Associate Dean for Academics at the Vanderbilt University School of Nursing. She has been involved nationally in the areas of care of the elderly and quality improvement and patient safety in health care. Dr. Norman is the co-author of over 30 articles in professional publications, including the Journal of Nursing Administration, Nursing Economic$, Joint Commission Journal of Quality and Patient Safety and the Journal of Professional Nursing. She is also the author or co-author of chapters or books on various nursing and patient care topics in nine books published from 1990 through 2012. Dr. Norman was elected Vice-Chair of the Board on November 10, 2016. She also currently serves as Chairwoman of Span-America’s Nominating and Governance Committee. The Nominating and Governance committee and the Board believe Dr. Norman is highly qualified to serve on the Board because of her significant clinical experience and because of her knowledge of and experience in the fields of nursing and health care.

Robert H. Dick. Mr. Dick has served as President of R.H. Dick & Company, a management consulting firm, since 1998. He also served on the board of Synergetics USA, Inc. (NASDAQ:SURG) from 1997 until his retirement from the board in December 2014. While on the Synergetics board, he served as Chairman and as a member of the audit and compensation committees.  Synergetics designs, manufactures and markets instruments and equipment for ophthalmic and neuro surgery.  Synergetics was acquired by Valeant Pharmaceuticals International, Inc. (NYSE:VRX) in 2015. From 1996 to 1998, Mr. Dick was a partner with Boles, Knop & Company, Inc., an investment banking firm in Middlebury, Virginia.  From 1994 to 1996, Mr. Dick served as interim President, CEO, and CFO for two of Boles’ clients.  From 1982 until 1994, Mr. Dick served in various executive roles with Codman & Shurtleff, Inc., a subsidiary of Johnson & Johnson and a manufacturer of surgical instruments, implants, equipment, and other surgical products.  Mr. Dick’s positions with Codman included Director, Vice President - New Business Development, Vice President - U. S. Sales and Marketing, and Vice President - International.  From 1978 to 1982, Mr. Dick was President and CEO of Applied Fiberoptics, Inc., which designed, manufactured and marketed fiber optic products for medical and defense applications, and stereo surgical microscopes for microsurgery.  Applied Fiberoptics, Inc. was acquired by Johnson and Johnson in 1982. From 1969 to 1978, Mr. Dick held various sales, marketing and general management positions with the USCI division of C. R. Bard, Inc., a leading multinational developer, manufacturer and marketer of medical technologies in the fields of vascular, urology, oncology and surgical specialty products. Mr. Dick currently serves on Span-America’s Nominating and Governance Committee, and he is Chairman of the Audit Committee. The Nominating and Governance committee and the Board believe Mr. Dick is highly qualified to serve on the Board because of his extensive executive management experience in the medical device industry, his investment banking experience and his knowledge of and experience in the fields of finance and accounting.

James D. Ferguson. Mr. Ferguson joined Span-America as Materials Manager in 1990. He was promoted to Plant Manager of Span-America’s contract packaging business in 1992, Director of Contract Packaging in 1994, and Vice President of Operations in 1995. Mr. Ferguson was named President and Chief Executive Officer of Span-America in 1996 and continues to serve in those roles. From 1981 to 1990, Mr. Ferguson worked for C.B. Fleet in Lynchburg, Virginia, where he served in various manufacturing management positions, ending as Director of Manufacturing. C.B. Fleet is a manufacturer and marketer of various products for feminine care, gastro care, skin care, oral rehydration and oral care. The Nominating and Governance committee and the Board believe Mr. Ferguson is highly qualified to serve on the Board because of his significant knowledge of and experience in the fields of manufacturing and operations and because of his 26 years of management experience with Span-America.

Terry A. Rappuhn. Ms. Rappuhn has an understanding of the strategic, operational and financial issues that public companies face. Over the course of her career, she has focused on companies that are expanding rapidly, and are building infrastructure, processes and teams. She speaks on the future of healthcare, including the impact of payment changes and consumerism. Ms. Rappuhn serves as consultant for the Patient Friendly Billing® Project, a national initiative led by the Healthcare Financial Management Association. Since April 2015, she has served on the board of directors and audit committee of Akorn, Inc. (NASDAQ:AKRX), a specialty pharmaceutical company. Ms. Rappuhn also served on Akorn’s quality committee from 2015 to 2016 and now serves on the nominating and governance committee. From 2006 to 2010, she served as a member of the board of directors and Chairwoman of the audit committee of AGA Medical Holdings, Inc., a medical device company. Ms. Rappuhn served from 2003 until 2007 as director and Chairwoman of the audit committee for Genesis HealthCare Corporation, an operator of skilled nursing and assisted living centers. From 1999 to 2001, Ms. Rappuhn served as Senior Vice President and Chief Financial Officer of Quorum Health Group, Inc., an owner and operator of acute care hospitals. She has 15 years of experience with Ernst & Young, LLP and is a Certified Public Accountant. Ms. Rappuhn currently serves on Span-America’s Audit Committee. The Nominating and Governance committee and the Board believe Ms. Rappuhn is highly qualified to serve on the Board because of her extensive executive management and consulting experience in various segments of the medical industry as well as her expertise and experience in the fields of finance, accounting, and information technology controls including cybersecurity.

The following table sets forth all of the current executive officers of Span-America and their respective ages, company positions and offices, and periods during which they have served as officers of Span-America. There are no persons who have been selected by Span-America to serve as its executive officers who are not set forth in the following table.

			Company
Name	Age	Company Offices Currently Held	Officer Since

James D. Ferguson	60	President and Chief Executive Officer	1995
Robert E. Ackley	62	Vice President of Custom Products	1995
Richard C. Coggins	59	Vice President of Finance, Secretary and Chief Financial Officer	1987
William D. Darby	41	Vice President of Quality	2010
Erick C. Herlong	46	Vice President of Operations	2001
James R. O’Reagan	64	Vice President of R&D and Engineering	2001
Clyde A. Shew	59	Vice President of Medical Sales and Marketing	1996
Marie Sitter	66	Vice President of Human Resources	2004
James L. Teague, Jr.	51	Vice President of Business Development	2016†

†	Mr. Teague joined Span-America and was appointed Vice President of Business Development in October 2016 during the first week of fiscal 2017.

Span-America’s executive officers are appointed by the Board and serve at the direction of the Board.

Business Experience of Executive Officers

Mr. Ferguson’s business experience is set forth above under “Business Experience of Directors.”

Mr. Ackley joined Span-America as Materials Manager in 1987. He was named Director of Consumer Sales in 1993, Vice President of Marketing in 1995, Vice President of Consumer Sales in 1996, Vice President of Operations in 1998, and Vice President of Custom Products in 2000. Prior to joining Span-America, Mr. Ackley worked in various operations management roles for Almay Cosmetics in North Carolina and C.B. Fleet Company in Virginia.

Mr. Coggins’ business experience is set forth above under “Business Experience of Directors.”

Mr. Darby joined Span-America as Production Manager in September 2002.  He was promoted to Plant Manager in February 2007, named Director of Quality in May 2010 and promoted to Vice President of Quality in September 2015.  From 1997 to 2002, Mr. Darby worked for Dunlop Sports Group in various Quality Management roles and lastly as Quality Manager – Supply Chain.  Mr. Darby is a certified Six Sigma Master Black Belt through the University of Texas and graduated with a B.S. degree in Business Administration from the University of South Carolina.

Mr. Herlong joined Span-America in 1995 as Packaging Engineer. He became Production Manager in 1998 and Plant Manager in 2000. He was named Director of Operations in May 2001 and Vice President of Operations in December 2008. Before joining Span-America, Mr. Herlong worked for Dixie-Narco, a division of Maytag Corporation, an appliance manufacturer, for two years in the positions of Technical Services Representative and Materials Management Specialist. Mr. Herlong graduated from Clemson University in 1993 with a B.S. degree in Packaging Science.

Mr. O’Reagan joined Span-America in August 2001 as Vice President of R&D and Engineering. From 1982 until 2001, Mr. O’Reagan worked for C.B. Fleet Company in Virginia. While at Fleet, he served in various positions including Director of Engineering, Director of Operations, Director of Global Operations Planning and Engineering, and Director of Latin America and Global Manufacturing Planning. Mr. O’Reagan holds B.S. and M.S. degrees in Mechanical Engineering from the University of Virginia.

Mr. Shew joined Span-America as Director of Corporate Accounts in May 1996. He was promoted to Vice President of Medical Sales in October 1996 and Vice President of Medical Sales and Marketing in February 1998. From 1984 to 1996, Mr. Shew worked in various sales and marketing roles for Professional Medical Products, Inc. in Greenwood, South Carolina. His final position there was Director of Corporate Accounts, where he was responsible for contracting with multi-facility health care organizations in the United States. Professional Medical Products was a manufacturer and distributor of various health care products.

Ms. Sitter joined Span-America in 2000 as Human Resources Manager. She was promoted to Director of Human Resources in 2004. In December 2008, Ms. Sitter was named Vice President of Human Resources. Prior to joining Span-America, Ms. Sitter was employed as Director of Human Resources for CDS Ensembles, a privately held manufacturer of bedding products, where she worked from 1993 to 2000.

Mr. Teague joined Span-America as Vice President of Business Development in October 2016. He was previously employed by Span-America, beginning as Production Supervisor in 1989. He was promoted to Purchasing Agent in 1990, Production Manager in 1992 and General Manager of Span-America’s Contract Packaging Division in 1994. In 1998, Mr. Teague and a business partner purchased the Contract Packaging Division from Span-America and renamed Span-America Span Contract Packaging. Mr. Teague managed Span Contract Packaging from 1998 until 2004, when Span-America was acquired by Cloud Packaging Solutions. From 2004 to 2016, Mr. Teague held a variety of positions for Cloud Packaging, which later became Multi-Pack Solutions. His last position with Multi-Pack was Executive Vice President of Sales and Marketing. Mr. Teague graduated with a B.S. degree in Biology from the University of Georgia in 1987 and received an MBA degree from the University of South Carolina in 1989.

CORPORATE GOVERNANCE

Director Independence

A Director is independent when our Board affirmatively determines that he or she has no material relationship with Span-America, other than as a director. Our Board makes this determination in accordance with the standards set forth in the NASDAQ Listing Rules and applicable SEC rules. The Board has affirmatively determined that the following Directors and Nominees are independent within the meaning of applicable SEC rules and NASDAQ Listing Rules.

Robert H. Dick	Linda D. Norman
Thomas F. Grady, Jr.	Terry Allison Rappuhn
Thomas D. Henrion	Thomas J. Sullivan
Dan R. Lee

Meetings and Committees of the Board of Directors

During the 2016 fiscal year, the Board held four meetings, and each director attended 100% of these meetings. The Board has standing Audit, Compensation & Management Development, and Nominating and Governance Committees. The Board adopted updated charters for these committees in 2016. The charters for these committees are posted on Span-America’s website at www.spanamerica.com (select “About Us” then “Investor Relations” and then the desired committee charter). Each director attended 100% of the total meetings of the committees of the Board on which such directors served during the 2016 fiscal year.

Audit Committee. The Audit Committee was comprised in fiscal year 2016 initially of Messrs. Dick (committee chairman), Grady and Lee. In February 2016, in anticipation of Mr. Grady’s pending retirement upon turning age 75, Mr. Grady was replaced on the committee by Ms. Rappuhn. All members of the Audit Committee are independent within the meaning of the NASDAQ Listing Rules and Rule 10A-3(b) under the Securities Exchange Act of 1934. The Board has determined that Messrs. Dick and Lee and Ms. Rappuhn are “audit committee financial experts” within the meaning of Item 407(d)(5) of Regulation S-K. The Audit Committee met five times during fiscal 2016. In carrying out its responsibilities, the Audit Committee acts in an oversight capacity. Management has the primary responsibility for the financial statements and the reporting process, including internal controls. The Audit Committee oversees Span-America’s accounting and financial reporting processes, oversees the audits of Span-America’s financial statements, reviews the financial reports and other financial information provided by Span-America to any governmental body or the public and reviews Span-America’s systems of internal controls regarding finance, accounting, legal compliance, and ethics. Its primary duties and responsibilities are to: (i) serve as an independent and objective party to monitor Span-America’s financial reporting process, audits of Span-America’s financial statements, and Span-America’s internal control system; (ii) appoint from time to time, evaluate, and, when appropriate, replace the independent registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for Span-America; (iii) determine the compensation of such “outside auditors” and the other terms of their engagement; and (iv) oversee the work of the outside auditors. Span-America’s outside auditors report directly to the Audit Committee. The Audit Committee is also charged with establishing procedures for the receipt, retention, and treatment of complaints received by Span-America regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submission by employees of Span-America of concerns regarding questionable accounting or auditing matters.

Compensation & Management Development Committee. The Compensation & Management Development Committee (referred to hereafter as the “Compensation Committee”) is comprised of Messrs. Henrion (committee chairman), Grady and Lee, all of whom are independent within the meaning of the NASDAQ Listing Rules. The Compensation Committee met five times during the 2016 fiscal year. The primary function of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities relating to officer and director compensation. Its primary duties and responsibilities are to: (i) oversee the development and implementation of the compensation policies, strategies, plans and programs for Span-America’s executive officers and outside directors; (ii) review and determine the compensation of the executive officers of Span-America; and (iii) oversee the selection and performance of Span-America’s executive officers. Additional information on Span-America’s processes and procedures for considering and determining executive and director compensation is set forth below under “Director Compensation” and “Executive Officers – Compensation of Executive Officers - Compensation Discussion and Analysis.” The Compensation Committee’s report is included below under “Compensation of Executive Officers.”

Nominating and Governance Committee. The Nominating and Governance Committee is comprised of Dr. Norman (committee chairwoman) and Messrs. Dick and Sullivan, all of whom are independent within the meaning of the NASDAQ Listing Rules. In February 2016, Mr. Henrion stepped down from the committee, and Mr. Guarch retired from the Board and the committee. The Nominating and Governance Committee met three times during the 2016 fiscal year. The primary function of the Nominating and Governance Committee is to assist the Board in fulfilling its responsibilities with respect to Board and committee membership, shareholder proposals and sound and ethical corporate governance. Its primary duties and responsibilities are to: (i) establish criteria for Board and committee membership and recommend to the Board proposed nominees for election to the Board; (ii) recommend that the Board select director nominees for the annual meeting of shareholders; (iii) ensure that succession plans are in place for Board members and senior executives, review these plans periodically with the independent directors and make recommendations to the Board regarding the adequacy of such plans; (iv) make recommendations regarding proposals and nominees for director submitted by shareholders of Span-America; (v) oversee the evaluation of and make recommendations to improve the effectiveness of the Board, the Board’s committees and individual members of the Board; (vi) establish, implement, and monitor Span-America’s policies, processes and guidelines regarding ethics and corporate governance; and (vii) determine whether and when any special committee of the Board should be formed to address one or more specific issues and recommend to the Board such formation and the composition, scope of authority and responsibilities of any such special committee.

BOARD LEADERSHIP STRUCTURE AND ROLE IN RISK OVERSIGHT

Since 1994, the Board and Span-America have divided their leadership structure into two separate positions: chairman of the Board and chief executive officer. The Board’s policy since that time has required that the chairman of the Board be an independent, non-employee director elected by the Board each year to serve a one-year term as chairman. The chief executive officer is a full-time officer and employee of Span-America, who is appointed by the Board and traditionally has also served as Span-America’s president and principal executive officer. The Board believes corporate governance is strengthened by a structure that allows for independent board oversight of the performance of the chief executive officer, and the Board believes such oversight is strongest if the Board is led by an independent chairman rather than by the chief executive officer himself. We believe that having a chairman who is a director independent from management enhances the ability of the Board to oversee and manage activities of our management team that involve risk to Span-America.

In November 2016, the Board elected Linda Norman as Vice-Chair of the Board of Directors. Dr. Norman has been a Director of Span-America since 2006 and currently serves as the Chairwoman of the Board’s Nominating and Governance Committee. Dr. Norman’s election as Vice-Chair of the Board is part of the Board’s succession and transition planning. If the Offer and the Merger are not completed, Tom Henrion, the current Chairman, will retire from the board following the 2018 annual shareholders’ meeting in accordance with Span-America's retirement policy for directors. If the Offer and the Merger are not completed, the board expects that Dr. Norman will become Chairwoman of the Board in 2018 following Mr. Henrion's retirement.

The Board is actively involved in oversight of Span-America’s risk through a system of monthly reports, more frequent communications with management as deemed necessary by the Board, regular Board and committee meetings and review and approval of Span-America’s operating and strategic plans. Any material departure from Span-America’s operating or strategic plans must be separately approved by the Board. In addition, any material investment or change in business practice that could increase Span-America’s normal risk profile must be separately approved by the Board.

Director Nominating Process

The Nominating and Governance Committee will consider director nominees recommended by shareholders. If the Offer and the Merger are not completed, a shareholder who wishes to recommend a person or persons for consideration as a Company nominee for election to the Board must send a written notice by mail to Secretary, Span-America Medical Systems, Inc., 70 Commerce Center, Greenville, South Carolina 29615, by fax to 864-288-8692, or by e-mail to board@spanamerica.com that sets forth (i) the name of each person whom the shareholder recommends be considered as a nominee; (ii) a business address and telephone number for each such person (an e-mail address may also be included); and (iii) biographical information regarding such person, including the person’s employment and other relevant experience. Shareholder recommendations will be considered only if received no later than the 120th calendar day before the first anniversary of the date of Span-America’s proxy statement in connection with the previous year’s annual meeting (no later than September 22, 2017 with respect to recommendations for nominees to be considered at the 2018 Annual Meeting of Shareholders). Shareholders may also make their own nominations directly (as opposed to recommending candidates for Span-America to nominate) as described below under the heading “Shareholder Proposals.”

A nominee recommended for a position on the Board must meet the following minimum qualifications:

●

he or she must be over 21 years of age and under 75 years of age at the time of election (upon attaining the age of 75, a director becomes ineligible to continue to serve on the Board after the next Annual Meeting of Span-America);

●	he or she must have experience in a position with a high degree of responsibility in a business or other organization;

●	he or she must be able to read and understand basic financial statements;

●	he or she must possess integrity and have high moral character;

●	he or she must be willing to apply sound, independent professional judgment; and

●	he or she must have sufficient time to devote to Span-America.

The Nominating and Governance Committee identifies potential new nominees for director (nominees other than current directors whose terms of office are expiring and who are standing for re-election) through business and other contacts. The Nominating and Governance Committee may in the future choose to retain a professional search firm to identify potential nominees for director. In addition, the Nominating and Governance Committee will consider potential nominees who are recommended by shareholders.

Span-America’s Nominating and Governance Committee evaluates a potential nominee by considering whether the potential nominee meets the minimum qualifications described above, as well as by considering the following factors:

●	whether the potential nominee has leadership, strategic, or policy setting experience in a complex organization, including any scientific, governmental, educational, or other non-profit organization;

●

whether the potential nominee has experience and expertise that is relevant to Span-America’s business, including any specialized business experience, technical expertise, or other specialized skills, and whether the potential nominee has knowledge regarding issues affecting Span-America;

●	whether the potential nominee is highly accomplished in his or her field;

●

in light of the relationship of Span-America’s business to the medical science field, whether the potential nominee has received any awards or honors in the fields of medicine or the biological sciences and whether he or she is recognized as a leader in medicine or the biological sciences;

●

whether the addition of the potential nominee to the Board would assist the Board in achieving a mix of Board members that represents a diversity of background and experience, including diversity with respect to age, gender, national origin, race, and competencies;

●	whether the potential nominee has high ethical character and a reputation for honesty, integrity, and sound business judgment;

●

whether the potential nominee is independent, as defined by NASDAQ Listing Rules, whether he or she is free of any conflict of interest or the appearance of any conflict of interest with the best interests of Span-America and its shareholders, and whether he or she is willing and able to represent the interests of all shareholders of Span-America;

●	whether the potential nominee is financially sophisticated, as defined by NASDAQ Listing Rules, or qualifies as an audit committee financial expert, as defined by SEC rules and regulations; and

●	any factor affecting the ability or willingness of the potential nominee to devote sufficient time to Board activities and to enhance his or her understanding of Span-America’s business.

In addition, with respect to an incumbent director whom the Nominating and Governance Committee is considering as a potential nominee for re-election, Span-America’s Nominating and Governance Committee reviews and considers the incumbent director’s service to Span-America during his or her term, including the number of meetings attended, level of participation, and overall contribution to Span-America. The manner in which the Nominating and Governance Committee evaluates a potential nominee does not differ based on whether the potential nominee is recommended by a shareholder or Span-America.

The Nominating and Governance Committee does not have a formal written policy regarding the consideration of diversity in identifying nominees for director. However, the committee seeks to follow the guidelines described above in selecting candidates for director. The Board and Nominating and Governance Committee believe that it is beneficial to Span-America and its shareholders to have a diverse mix of Board members with regard to background, experience, age, gender, national origin, race and competencies. In evaluating candidates with otherwise similar qualifications as described above, the Nominating and Governance Committee and Board would prefer a candidate who increases such diversity on the Board. We believe our current practices have been successful at increasing Board diversity, and we will continue to make diversity an important consideration when evaluating candidates for director.

Span-America did not pay any fee to any third party to identify, evaluate or assist in identifying or evaluating potential nominees for director at the 2017 Annual Meeting. Span-America did not receive, by September 23, 2016 (the 120th calendar day before the first anniversary of the date of the Information Statement for Span-America’s 2016 annual meeting of shareholders), any recommended nominee from a shareholder who beneficially owns more than 5% of Span-America’s stock or from a group of shareholders who beneficially own, in the aggregate, more than 5% of Span-America’s stock.

Director Compensation

The table below sets forth the compensation paid to Span-America’s non-employee directors in fiscal year 2016:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Robert H. Dick	$12,000	$28,230	$40,230
Thomas F. Grady, Jr.	11,250	18,820	30,070
Guy R. Guarch (2)	4,000	-	4,000
Thomas D. Henrion	10,500	42,345	52,845
Dan R. Lee	13,500	18,820	32,320
Linda D. Norman	8,500	23,525	32,025
Terry Allison Rappuhn	7,750	18,820	26,570
Thomas J. Sullivan	8,500	18,820	27,320

(1) Based on the per share market value of $18.82 on March 2, 2016 when the stock compensation was issued.

(2) Mr. Guarch retired from the Board on February 25, 2016, so his compensation shown is through that date.

Effective January 2016, the per-day meeting fee paid to non-officer directors for each Board meeting attended was increased from $1,000 to $1,500. The fee for attending committee meetings, the annual meeting and the board meeting convened immediately after the annual meeting remains at $1,000. Also effective January 2016, each non-officer director receives a fee of $750 (increased from $500) for participating in Board or committee meetings held by telephone conference call or for attending a committee meeting adjacent to a Board meeting.

Each director of Span-America who is not also an officer of Span-America receives an annual fee of 1,000 shares of Common Stock. The Chairman of the Board receives an additional 1,000 shares of Common Stock per year (for a total of 2,000 shares) plus the same per-day meeting and conference call fees described above. The Chairman of the Audit Committee receives an additional 500 shares of Common Stock per year (for a total of 1,500 shares) plus the same per-day meeting and conference call fees described above. Effective February 2016, the Chairpersons of the Compensation and Nominating and Governance Committees each receive an additional 250 shares of Common Stock per year (for a total of 1,250 shares) plus the same per-day meeting and conference call fees described above. Stock compensation is issued to directors in accordance with the 2007 Equity Incentive Plan approved by Span-America’s shareholders at the 2007 annual meeting. Directors who are also employees of Span-America do not receive compensation for their service as directors.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board is comprised of Thomas F. Grady, Jr., Thomas D. Henrion and Dan R. Lee. Span-America is not aware of any compensation committee interlocks or insider participation in the Compensation Committee.

COMMUNICATIONS BETWEEN SHAREHOLDERS AND BOARD OF DIRECTORS

The Board provides a process for shareholders to send communications to the Board or any of the Directors. Shareholders may send written communications to the Board or any one or more of the individual Directors by mail to Secretary, Span-America Medical Systems, Inc., 70 Commerce Center, Greenville, South Carolina 29615, by fax to 864-288-8692, or by e-mail to board@spanamerica.com. Such communications will be reviewed by our Secretary, who will remove communications relating to solicitations, junk mail and the like. All shareholder communications shall be promptly forwarded to the applicable member(s) of our Board or to the entire Board, as requested in the shareholder communication.

ATTENDANCE AT THE ANNUAL MEETING OF SHAREHOLDERS

It is Span-America’s policy that all of Span-America’s directors and nominees for election as directors at an Annual Meeting attend such Annual Meeting except in cases of extraordinary circumstances. All of the nominees for election at the 2016 annual meeting of shareholders and all of the other directors attended the 2016 annual meeting of shareholders.

CODE OF BUSINESS CONDUCT AND ETHICS

Span-America has adopted a Code of Conduct that applies to all of Span-America’s employees, including but not limited to Span-America’s principal executive officer, principal financial and accounting officer and controller. Any amendments or waivers to provisions applicable to our principal executive officer, principal financial and accounting officer or controller will be posted on Span-America’s website.

WEBSITE ACCESS TO CORPORATE GOVERNANCE DOCUMENTS

Span-America’s Code of Conduct and Audit, Compensation and Nominating and Governance Committee Charters are posted on Span-America’s website at www.spanamerica.com (Select “About Us” then “Investor Relations”).

AUDIT COMMITTEE REPORT

Notwithstanding any statement in any of Span-America’s previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, incorporating future or past filings, including this Information Statement, in whole or in part, the following Audit Committee Report shall not be incorporated by reference into any such filing unless the incorporation specifically lists the following Audit Committee Report.

The Audit Committee is comprised of three non-employee directors, all of whom are independent as defined in the NASDAQ Listing Rules and as required by SEC Rule 10A-3 promulgated under the Exchange Act. The Board has determined that Audit Committee Chairman Robert H. Dick and Audit Committee members Dan R. Lee and Terry Allison Rappuhn are audit committee financial experts with respect to Span-America as defined by SEC regulations.

In carrying out its responsibilities, the Audit Committee has done the following:

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Reviewed and discussed the audited financial statements included in Span-America’s Annual Report on Form 10-K for the fiscal year ended October 1, 2016 with Span-America’s management and independent accountant.

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Discussed with the independent accountant the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, Communication with Audit Committees (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

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Received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence, and discussed with the independent accountant its independence.

Based on the review and discussions described above, the Audit Committee recommended to the Board that the audited financial statements included in Span-America’s Annual Report on Form 10-K for the fiscal year ended October 1, 2016 be included therein, for filing with the SEC.

All members of the 2016 Audit Committee concur in this report.

Robert H. Dick (Chairman)

Dan R. Lee

Terry Allison Rappuhn

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Compensation Decisions

The compensation of our executive officers is proposed by our Board’s Compensation & Management Development Committee (referred to hereafter as the “Compensation Committee”) to the full Board and approved by resolution of the full Board. Thomas F. Grady, Jr., Thomas D. Henrion and Dan R. Lee constituted the Compensation Committee in fiscal year 2016, and assuming Messrs. Grady and Lee are reelected as directors, they are expected to continue to serve as members of the Compensation Committee in fiscal year 2017. Each member of the Compensation Committee is a non-employee director determined by the Board to be independent within the meaning of NASDAQ Listing Rules. As requested by the Compensation Committee, our chief executive officer, Mr. Ferguson, presents individual performance review summaries, proposed annual salary adjustments and option grant recommendations for the other executive officers to the members of the Compensation Committee. The Compensation Committee reviews the information and either approves the recommendations or makes changes at the Compensation Committee’s discretion. The Compensation Committee makes its own assessment of Mr. Ferguson based on Span-America’s financial performance, his compensation relative to comparable CEOs, the components of his compensation and his total compensation level. The Compensation Committee chairman then presents the Compensation Committee’s recommendation to the full Board for discussion and approval.

Shareholder Votes on Executive Compensation

The Board has evaluated the results of the shareholder votes on executive compensation that were held at the 2011 annual meeting. The shareholders voted to hold a say-on-pay advisory vote on executive compensation every two years, and the Board resolved to accept the shareholders’ recommendation. As a result, the advisory vote on executive compensation was held at the 2013, 2015 and 2017 annual shareholders’ meetings. If the Offer and the Merger are not completed, the next shareholder advisory vote on executive compensation will occur at Span-America’s 2018 annual shareholders’ meeting.

At the 2017 annual meeting, the shareholders voted to approve the compensation of the executive officers by the following vote: 1,650,123 shares “For,” 8,563 shares “Against” and 7,901 shares “Abstained.” The Board is encouraged that the executive compensation was approved by a wide margin of the votes cast on this proposal and believes that the supportive vote was an indication that Span-America’s executive compensation policies are reasonably well aligned with shareholder value.

Compensation Policies and Objectives

In general, the Compensation Committee and the Board have structured officer compensation so as to:

●	provide competitive levels of compensation that integrate pay with Span-America’s annual and long-term performance goals;

●	reward above-average corporate performance without encouraging excess risk to Span-America;

●	recognize individual initiative, responsibility and achievements; and

●	assist Span-America in attracting and retaining qualified executives.

In addition, the Compensation Committee believes that stock ownership by management and stock-based performance compensation arrangements are beneficial because they align management’s and shareholders’ interest in the enhancement of shareholder value.

The executive officers’ overall compensation is intended to be consistent with the compensation paid to executives of companies similar in size and character to Span-America, provided that Span-America’s performance warrants the compensation being paid. In determining the appropriate mix of compensation, the Compensation Committee has utilized a combination of salary, cash bonuses, equity compensation and benefits. The Compensation Committee has also attempted to maintain an appropriate relationship between the compensation of the executive officers and their relative levels of responsibility within Span-America.

The Compensation Committee does not maintain formal, written executive compensation policies. The Compensation Committee initially engaged a consulting firm in 2002 as described below under “Benchmarking” and has generally continued to follow guidance received in 2002 from that consultant. In 2012, the Compensation Committee engaged the same consulting firm to update the 2002 analysis. This updated analysis is further described below. Except to the extent described under “Benchmarking” and “Base Salary” below, the Compensation Committee has not relied on formulas or specific analysis in determining levels and mixes of compensation but rather has relied on its members’ subjective, but reasonable, good faith judgment based on their years of experience both with Span-America and with other companies they have been involved with in their professional careers. To some degree, the structure of Span-America’s executive compensation reflects a long-standing historical tradition that the Compensation Committee and the Board believe, based on their professional experience, has served Span-America well. Consequently, the Compensation Committee and the Board have not sought to revisit sound prior decisions. The discussions below under the headings “Incentive Compensation – Fiscal Year 2016 Bonuses” and “Incentive Compensation – Extraordinary Bonuses” demonstrate how this subjective process resulted in specific compensation decisions.

Benchmarking

In 2002, the Compensation Committee retained the human resources and compensation advisory firm Mercer, LLC (“Mercer”) to assist the Compensation Committee in structuring Span-America’s executive compensation policies and plans, focusing on total cash compensation (base salary plus annual incentives) and long-term incentives, including stock options and restricted stock awards. Mercer reviewed and confirmed the reasonableness of Span-America’s salary administration system. Under this system, management assigns a particular job grade level to each Company employee, including the Named Executive Officers, using a quantitative scoring system which considers various factors under the major categories of job demands, knowledge, job content and level of responsibility. Management then assigns a salary range to each job grade level. Management used input from Mercer in assigning salary ranges in 2002, and at Mercer’s suggestion, has periodically updated the salary ranges for changes in cost of living since 2002. The structure of the salary administration system is reviewed periodically and approved by the Compensation Committee. Any material change in Span-America’s salary administration system in between reviews must also be approved by the Compensation Committee.

Mercer evaluated the base salary and incentive compensation of Span-America’s executive officers and selected jobs from each job grade level by comparing Company information to published compensation survey data from companies in the non-durable goods manufacturing segment with annual revenues similar to those of Span-America (approximately $35 million at the time of the study). The survey data included information on job duties, base salary and total cash compensation at the 25th, 50th and 75th percentiles, adjusted where appropriate for the geographic pay differentials between Greenville, South Carolina and the locations of the companies in the survey data. Mercer also compared Span-America’s one and three-year financial performance to a different peer group of 12 publicly traded manufacturing companies identified by management and Mercer as being comparable to Span-America. This analysis served as a basis to evaluate the correlation between Company performance and compensation. Mercer and the Compensation Committee generally considered compensation to be within the market competitive range if total cash compensation was within 80% to 120% of the market 50th percentile.

Neither peer group used by Mercer for its 2002 or 2012 analysis is the same as the peer group used in Span-America’s Performance Graph included in Item 5 of Span-America’s Annual Report on Form 10-K. For the Performance Graph, Span-America has historically used a peer group consisting of publicly traded companies with the SIC code of 3842, which includes manufacturers of medical products and supplies. We chose not to design a custom peer group for Mercer’s 2002 analysis because there would be few, if any, directly comparable companies as we have separate competitors in the medical, consumer and industrial businesses, and we are not aware of another single competitor with a similar mix of our products or businesses. Several of our closest competitors in the medical and consumer businesses are privately held with no or limited data available. Other competitors are so much larger than Span-America that we believe they are not comparable to us, particularly with regard to compensation. Mercer selected peer groups from its own “off-the-shelf” data at the request of Span-America rather than collecting new “custom-made” data for the SIC code 3842 group to reduce the expense of Mercer’s engagement. Mercer advised us that they selected their peer group companies by revenue size within the industry because executive market values are strongly correlated with company revenues.

Except to the extent to which incentive compensation used to be tied to the achievement of individual performance goals as described below, job grade level is the primary factor in determining the difference between the amounts of any particular component of compensation awarded to different executive officers.

In August 2012, the Compensation Committee retained Mercer in a limited role to evaluate the competitiveness of executive compensation for Span-America’s eight most senior managers, which includes the Named Executive Officers. As a result of Mercer’s 2012 analysis, the Compensation Committee recommended that the salary ranges for job levels 13 and above (which currently include only the eight most senior managers) in Span-America’s salary administration system be increased to more competitive levels in comparison to Span-America’s peer group. The Board approved these changes in September 2012. The salary changes became effective during the first quarter of fiscal 2013 on December 1, 2012.

For the 2012 analysis, Mercer collected data from peer group companies and market surveys and blended the peer group and survey data together equally to develop market composite data. Companies comprising the peer group (listed below) were in the “Healthcare Supplies” and “Alternative Manufacturing” sub-industries, and were generally within 0.5 to 2.0 times Span-America’s fiscal year 2012 revenue of approximately $76 million. Mercer’s market survey data targeted companies in the “Manufacturing” industry with annual revenues generally less than $200 million. Companies included in the peer group for Mercer’s 2012 analysis were as follows:

Company Name	Ticker	Company Name	Ticker
CCA Industries	CAW	RiceBran Technologies (1)	RIBT
Derma Sciences, Inc.	DSCI	Rochester Medical Corp.	ROCM
Eastern Company	EML	Superior Uniform Group, Inc.	SGC
Lakeland Industries, Inc.	LAKE	Synergetics USA, Inc.	SURG
Met-Pro Corporation	MPR	Taylor Devices, Inc.	TAYD
Natural Alternatives Intnl., Inc.	NAII	Utah Medical Products, Inc.	UTMD
OmegaFlex, Inc.	OFLX	WSI Industries, Inc.	WSCI
PGT, Inc.	PGTI

(1)	RiceBran Technologies was formerly Nutracea (NTRZ) at the time of the 2012 study.

The Compensation Committee expects to evaluate during fiscal year 2017 the need to update the 2012 compensation analysis to reflect more current peer group and survey data and to ensure that Span-America’s salary administration system remains competitive.

Base Salary

Generally, each year, our CEO, Mr. Ferguson, and Span-America’s human resources personnel determine a base salary adjustment level for an employee who is an average performer based primarily on the annual change in the cost of living and also on Company performance based on several measures including but not limited to Span-America’s operating income, net income, sales growth, return on equity and return on assets. Individual employees are given higher or lower raises (or no raise for low-performers) based on individual performance and where their pre-raise salary falls within the salary range for their job grade level under the salary administration system described above. Mr. Ferguson provides the Compensation Committee with his assessment of the performance of senior managers, including the executive officers other than himself, and his recommended salary changes, if any. The Compensation Committee then considers and approves or alters Mr. Ferguson’s recommendations and makes its own recommendation to the full Board for approval. The Compensation Committee uses a similar process, but without any recommendation from Mr. Ferguson, for determining the amount of base salary for Mr. Ferguson it will recommend to the Board. Each executive officer’s base salary has been revised annually since 2002 on the anniversary date of his or her last performance review, which historically has been on December 1st for all executive officers, based generally on this procedure.

Incentive Compensation

The Management Bonus Plan. The Compensation Committee believes that a significant portion of the executive officers’ compensation should be based on corporate performance. The principal means through which Span-America ties compensation to performance is through Span-America’s Management Bonus Plan (the “Bonus Plan”). Participants in the Bonus Plan include Span-America’s executive officers and senior management, including all of the Named Executive Officers. The Bonus Plan requires that, prior to the beginning of each fiscal year, the Board approves Span-America’s operating plan, which contains financial projections for the coming fiscal year. The operating plan includes an operating profit target that takes into consideration the prior fiscal year’s operating profit, current fiscal year business conditions, expectations for the coming fiscal year and Span-America’s long-term growth goals. Bonus payments are determined by a formula in the Bonus Plan and are based entirely on Span-America’s actual operating profit performance in relation to the planned operating profit contained in the current fiscal year operating plan. The Compensation Committee and the Board must approve the operating profit target at the beginning of the new fiscal year. Bonus payments are not based on current fiscal year operating profit results compared with prior-fiscal year levels. Consequently, it is possible to have large bonus payments in a fiscal year when Span-America’s operating profit declined from prior-fiscal year levels as long as the actual operating profit exceeded the planned operating profit by a wide margin. Conversely, it is possible to have small bonus payments or no bonus payments at all in a fiscal year when Span-America’s operating profit increased over prior-fiscal year levels if actual operating profit exceeded planned operating profit by a small margin or did not reach at least the minimum percentage of planned operating profit required by the Compensation Committee and Board as the entry point to receive a bonus payment.

Since fiscal 2005, bonuses for each of the executive officers have been based entirely on overall Company operating profit performance. Prior to fiscal 2005, bonuses for the executive officers were based approximately 60% on overall Company operating profit performance and approximately 40% on the achievement of individual targets pertinent to the participant’s business unit or area of operations that were determined by the chief executive officer and reviewed by the Compensation Committee. Individual targets have not been used for setting bonus targets since fiscal 2005 because the Compensation Committee and Board believed that the individual bonus targets created potentially divisive competition among Span-America’s managers and business units. In addition, it was difficult to make the individual targets equitable among managers and business units. The Compensation Committee and Board believed that having all participating managers focused on the same target was a more effective incentive system than using a number of disparate targets.

The percentage of base salary each executive officer can earn as a bonus is variable starting at 0% if Company operating profit performance is less than approximately 85% of target. If Span-America reaches 100% of its target operating profit performance, the bonus has historically been between approximately 12% and 20% of base salary. Bonuses can be higher if Company performance exceeds operating profit targets, and there is no cap on the amount of bonus that can be earned. Historically, the largest bonuses earned by the executive officers under the plan were approximately 63.4% of base salary and resulted from Span-America achieving an operating profit in excess of 155% of that year’s target. In general, achieving 85% of Span-America operating profit target requires a slight improvement in operating profit over the previous year’s performance; achieving 100% of Span-America target generally requires a 10% to 15% increase in operating profit compared with the prior year; and achieving 150% of Span-America target requires a 50% to 60% increase in operating profit compared with the previous year. However, the Compensation Committee may adjust the percent of target and percent of salary ranges up or down for unusual events affecting Company operations, such as Span-America’s exit of the safety catheter business in fiscal 2007 or the loss of large customers in fiscal years 2009 and 2014.

Under the executive compensation disclosure rules promulgated by the SEC, awards and payments under the Bonus Plan are classified as “non-equity incentive plan” awards and compensation, respectively, rather than “bonuses” for purposes of disclosure in the management compensation tables below because there is substantial uncertainty over whether the Bonus Plan targets will be achieved when they are established, and the targets are communicated to management after they are established.

Fiscal Year 2016 Bonuses. The Bonus Plan for fiscal year 2016 was structured using a similar framework to that described above. Because one of Span-America’s consumer products was selected for a one-time seasonal promotion by a large customer at the beginning of fiscal year 2016, the Board expected fiscal year 2016 operating profit to be higher than the actual operating profit achieved during fiscal year 2015. As a result of the increase in planned earnings, the Compensation Committee believed that the bonus calculation should be split between the base business operating profit plan and the one-time seasonal business operating profit. We define one-time seasonal business as a project in Span-America’s custom products segment with sales of $500,000 or more that must be re-quoted each year or season and for which there is no expectation that the project will be repeated in a future period. The main purpose of dividing the bonus plan into base business and one-time seasonal business is to reward the managers for the growth created by the one-time seasonal business without penalizing them during years when the one-time seasonal business does not recur because the Board believes that management has much more ability to affect Span-America’s base business than one-time seasonal business. The threshold for executive officers to receive any bonus was lowered from 95% in fiscal year 2015 to 85% of target base business operating profit in fiscal year 2016, and the amount of the bonus payable if Span-America achieved the fiscal year 2016 target base business operating profit was increased from 12% of base salary in fiscal year 2015 to 20% of base salary in fiscal year 2016. If at least 85% of the total target operating profit was achieved, then the management team would be eligible to receive a bonus for the base business operating profit performance in addition to a bonus for the one-time seasonal business.

The total bonus pool for the one-time seasonal business was set at 20% of the operating profit generated by the seasonal business. However, in order to be eligible to receive a bonus from the seasonal business, the actual total Company operating profit must have reached at least 85% of the planned total Company operating profit for fiscal 2016. The bonus pool for the seasonal business was then divided among the participants based on each manager’s job level and salary within his or her peer group within Span-America. This methodology resulted in a seasonal-business bonus payment of 3.06% of each executive officer’s salary for fiscal 2016.

The Compensation Committee recommended these changes in the Bonus Plan for fiscal year 2016 to the full Board, and the Board approved the changes at the beginning of the fiscal year. At the end of fiscal year 2016, actual base business operating profit was 100.93% of planned base business operating profit. Consequently, each executive officer received a total base business bonus of 20.59% of base salary plus a one-time seasonal business bonus of 3.06% of base salary (as described above) for a total bonus payment for fiscal year 2016 of 23.65% of his or her salary.

Extraordinary Bonuses. The Compensation Committee and the Board reserve the right to award discretionary bonuses outside the scope of the Bonus Plan, either in addition to or in lieu of payments under the Bonus Plan, and to adjust the targets or calculations in the Bonus Plan. Circumstances in which the Compensation Committee or the Board would consider awarding such bonuses include but are not limited to situations in which Span-America failed to meet targets under the Bonus Plan because of factors outside the control of Span-America and management, but in which the Compensation Committee and the Board felt management nevertheless performed well in mitigating the adverse effects of such factors. If the Compensation Committee and the Board award bonuses outside the scope of the Bonus Plan, these bonuses usually qualify as true “bonuses” under the SEC executive compensation disclosure regulations and are disclosed as bonuses in the management compensation tables below.

The Board has not granted extraordinary bonuses since fiscal year 2007 when it adjusted the formulas in the Bonus Plan to exclude the write-off of the safety catheter business from the fiscal 2007 bonus calculations. The Board made this decision because the continuing business units, medical and custom products, had excellent performances and were not affected by the safety catheter segment. In addition, the Board believed that the poor performance of the safety catheter segment was primarily the result of market conditions rather than the result of specific management decisions.

Equity Compensation

The Board and its Compensation Committee believe that it is in the best interests of Span-America and its shareholders to provide equity-based compensation to Span-America’s management, key employees and non-employee directors to (i) attract and retain the highest quality people for these positions, (ii) incentivize them to maximize shareholder value and (iii) better align their compensation with the interests of Span-America’s shareholders. While the Board and the Compensation Committee believe that it is generally in the best interests of Span-America and its shareholders to increase management’s equity ownership, the Board and the Compensation Committee have not set minimum management stock ownership requirements or determined any target levels for management equity ownership.

The 2007 Equity Incentive Plan. The 2007 Equity Incentive Plan (the “2007 Equity Plan”) was approved by Span-America’s shareholders at the 2007 Annual Meeting of Shareholders. Under the 2007 Equity Plan, the Compensation Committee has the discretion to grant restricted and non-restricted stock awards, restricted stock units, stock options and stock appreciation rights up to an aggregate of 250,000 shares of Span-America’s Common Stock, of which not more than 75,000 shares may be issued pursuant to stock awards and restricted stock unit awards. Restricted stock units represent the right to receive a specified number of shares of Common Stock upon satisfaction of the vesting conditions applicable to the award. Stock appreciation rights or “SARs” generally represent the right to receive shares of Common Stock, cash or other property equal in value to the spread between the fair market value of the Common Stock on the date the SAR is exercised and the per share exercise price of the SAR multiplied by the number of shares of Common Stock subject to the SAR. Prior to fiscal year 2008, the Board awarded options to Span-America’s management under Span-America’s 1997 Stock Option Plan, which expired on October 20, 2007. The last remaining outstanding options awarded to the Named Executive Officers under the 1997 Stock Option Plan were exercised in fiscal year 2016. The table below under the heading “Outstanding Equity Awards at October 1, 2016” details the outstanding options awarded under the 2007 Equity Plan.

The 2017 Equity Incentive Plan. The 2017 Equity Incentive Plan (the “2017 Equity Plan”) was approved by Span-America’s shareholders at the 2017 Annual Meeting of Shareholders. Under the 2017 Equity Plan, the Compensation Committee has the discretion to grant restricted and non-restricted stock awards, restricted stock units, stock options, stock appreciation rights and performance compensation awards up to an aggregate of 200,000 shares of Span-America’s Common Stock. Restricted stock units represent the right to receive a specified number of shares of Common Stock upon satisfaction of the vesting conditions applicable to the award. Stock appreciation rights or “SARs” generally represent the right to receive shares of Common Stock, cash or other property equal in value to the spread between the fair market value of the Common Stock on the date the SAR is exercised and the per share exercise price of the SAR multiplied by the number of shares of Common Stock subject to the SAR. Performance share awards mean the grant of a right to receive a number of Shares or share units based upon the performance of Span-America during a specified performance period. As of the October 1, 2016, no restricted and non-restricted stock awards, restricted stock units, stock options and stock appreciation rights or performance share awards were outstanding under the 2017 Equity Plan.

No Equity Compensation Grants in Fiscal Year 2016. The Board, on the recommendation of the Compensation Committee, did not grant equity compensation to any Company employees in fiscal year 2016 because the Board and Compensation Committee believed that Span-America’s overall performance in fiscal 2016 did not warrant additional compensation.

Generally, each year, Span-America’s Chief Executive Officer, Jim Ferguson, proposes option grants to the Compensation Committee. The Compensation Committee declined to grant options in fiscal years 2014, 2015 and 2016 generally because the Compensation Committee felt that (i) the cash bonuses under the Bonus Plan adequately rewarded management for Span-America’s operating performance in those fiscal years and (ii) awarding equity compensation in addition to such cash bonuses was unwarranted, considering Span-America’s overall performance in the prior fiscal year for each of those three fiscal years. The Board last granted options in fiscal year 2011, when options were granted in lieu of salary increases.

Adjustment or Recovery of Awards

The Compensation Committee and the Board have not adopted a formal or informal policy regarding the adjustment or recovery of awards in the event that a restatement of Span-America’s financial statements is required which would show financial results indicating that lesser bonuses, options or other incentive compensation should have been awarded with respect to the fiscal years subject to the restatement. We have not been required to restate any of our financial statements or experienced any other circumstances that would have resulted in lower incentive awards being paid or given than those actually paid or given. If we were required to restate our financial statements or otherwise retroactively adjust indicators on which performance compensation was based, the Compensation Committee and the Board would assess the circumstances and take such action as they believe would be legally permissible and appropriate.

Benefits

Span-America has adopted certain broad-based employee benefit plans in which the Named Executive Officers participate. Benefits under these plans are not included in the compensation tables set forth below except to the extent detailed in Note 2 to the Summary Compensation Table and the “All Other Compensation” table set forth in such Note 2. Span-America has adopted executive officer life insurance plans that are not broadly available to other employees, and the premiums paid by Span-America under these plans for the Named Executive Officers are included in the Summary Compensation Table and described in Note 2 to the Summary Compensation Table.

Severance Protection

The Board and the Compensation Committee generally believe that employment agreements reduce Span-America’s flexibility in employment relationships and that it is in the best interests of Span-America and its shareholders for all employees, including Span-America’s executive officers, to be employed on an at-will basis without employment agreements. However, as an exception to this general rule, Span-America has entered into severance protection agreements with each of the executive officers except Mr. Darby and Mr. Teague. Each agreement generally provides the executive officer with a lump-sum cash payment equal to either 210% (for Mr. Ferguson and Mr. Coggins) or 110% (for the other executive officers except Mr. Darby and Mr. Teague) of his or her annual compensation in the event he or she is terminated without cause following a change in control of Span-America. The agreements are described in more detail below under the heading “Potential Payments Upon Termination or Change in Control – Severance Protection Agreements.”

The Board believes that its executive officers are likely to be approached from time to time by potential acquirers of Span-America and believes the severance protection provided to its executive officers – who are the most vulnerable to losing their employment in connection with a change of control of Span-America – will align their interests with the interests of Span-America’s shareholders in situations where a change-of-control is possible by (i) encouraging them to bring contacts from potential acquirers to the attention of the Board to assist the Board in maximizing shareholder value, (ii) keeping them committed to running Span-America day-to-day and (iii) increasing their support for any strategic transaction that would be beneficial to shareholders. The Board believes that Mr. Ferguson, our President and CEO, and Mr. Coggins, our Vice President and CFO, are the most vulnerable to being replaced following a change in control; therefore, their severance payments were set at a larger percentage of their annual compensation.

Tax and Accounting Implications

Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code (“Section 162(m)”) generally denies a corporate income tax deduction for annual compensation in excess of $1,000,000 paid to any of the Named Executive Officers. Certain types of compensation, including performance-based compensation, are generally excluded from this deduction limit. Historically, the total annual compensation of each of Span-America’s executive officers, including the President and CEO, has been substantially less than $1,000,000, so the effects of Section 162(m) have not been a significant consideration in determining our executive compensation.

Section 409A of the Internal Revenue Code. Section 409A of the Internal Revenue Code generally imposes an excise tax on deferred compensation paid to employees that is not structured to comply with the requirements of Section 409A, which are complex. Section 409A imposes excise tax liability on the employee rather than the employer. However, because the Compensation Committee and the Board believe it would provide a disincentive to employees that would be contrary to the interests of Span-America and its shareholders if Company employees had to pay such excise taxes on any deferred compensation they receive from Span-America, the Compensation Committee and the Board seek to structure all deferred compensation arrangements so as to avoid the excise tax.

Compensation Decisions for Fiscal Year 2017

As discussed above under the heading “Base Salary,” the Board has increased the Named Executive Officers’ base salaries effective December 1, 2016 to the following amounts:

Name	FY 2017 Base Salary
James D. Ferguson	$363,420
Richard C. Coggins	235,278
Robert E. Ackley	206,679
James R. O’Reagan	195,612
Clyde A. Shew	244,755

Raises for fiscal 2017 were determined using the process described above under the heading “Base Salary.” Specific raise amounts for each officer and manager were determined subjectively, taking into consideration the officer’s and manager’s individual performance for the previous fiscal year, Span-America’s overall financial performance for the previous fiscal year, the current estimated level of inflation and where the officer’s and manager’s pre-raise salary falls within the salary range for his or her job level in accordance with the salary administration system as described above. See the Summary Compensation Table below for additional compensation information for the Named Executive Officers.

The Board, on the recommendation of the Compensation Committee, has also set the bonus targets and amounts for the Named Executive Officers under the Bonus Plan for fiscal year 2017 using the procedure described above under the heading “Incentive Compensation – The Management Bonus Plan.” Bonuses will be based solely on Span-America’s achievement of operating profit targets.

Relationship of Compensation Policies and Practices to Span-America’s Risk Management

The Board and Compensation Committee believe that Span-America’s compensation policies and practices are not reasonably likely to have a material adverse effect on Span-America’s operations or financial condition. We also believe that our compensation structures are not reasonably likely to encourage excessive risk taking by our executive officers or managers. As discussed above under the headings “Incentive Compensation” and “Equity Compensation,” the primary elements of Span-America’s incentive compensation are the Bonus Plan and stock options granted under Span-America’s equity incentive plans. The Bonus Plan is designed to be a short-term incentive plan. It rewards all participants based on Span-America’s actual fiscal year operating profit performance in relation to planned fiscal year operating profit. Participants in the Bonus Plan are incentivized to maximize Span-America’s operating profit in relation to the operating plan. The operating plan for each fiscal year and the Bonus Plan formulas must be approved by the Board at the beginning of each fiscal year. Before approving the plan for each new fiscal year, the Board considers whether the plan meets Span-America’s short- and long-term growth and risk management goals. Since bonus payments are tied to overall Company performance, we believe that no bonus-eligible officer or manager has an incentive to sacrifice Span-America’s and its shareholders’ best interests for his or her own self-interest. We also believe this Bonus Plan process aligns the interests of our officers, managers and shareholders by rewarding officers and managers if Span-America achieves the operating profit goals approved by the Board.

The primary means of providing long-term incentive compensation is through stock options granted under Span-America’s equity incentive plans. Options are granted to officers and managers periodically by the Board as recommended by the Compensation Committee. Options are granted with exercise prices at 100% of the fair market value of Span-America’s stock price on the date of grant. Options generally vest at the greater of 1,000 shares per year or 20% of the underlying grant per year. Since the options have value only if Span-America’s stock price increases above the grant date fair market value, participants are therefore incentivized to maximize the increase in Span-America’s stock price over time. We believe this process aligns the interests of Span-America’s officers, managers and shareholders when this form of compensation is used by Span-America.

Span-America’s sales representatives are compensated through a combination of base salary and commission payments that we believe is common in our industry. Commissions are paid based on sales of Span-America’s products, and commission rates vary generally depending on the profitability of the products sold. In most cases, our commission rates are correlated with the gross margins of our product lines. We generally offer higher commission rates on more profitable product lines. Span-America’s list pricing is set by senior management, and sales representatives cannot deviate from list pricing without the approval of the region sales manager and the product manager. We do not believe that our commission compensation plan materially increases Span-America’s overall risk because the structure of our commission plan aligns the interests of our sales representatives with the interests of Span-America and its shareholders.

COMPENSATION COMMITTEE REPORT

Notwithstanding any statement in any of Span-America’s previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, incorporating future or past filings, including this Information Statement, in whole or in part, the following Compensation Committee Report shall not be incorporated by reference into any such filing other than Span-America’s Annual Report on Form 10-K for the fiscal year ended October 1, 2016, unless the incorporation specifically lists the following Compensation Committee Report.

The Compensation Committee has reviewed and discussed with Span-America’s management the Compensation Discussion and Analysis included in this Information Statement. As a result, the Compensation Committee believes the Compensation Discussion and Analysis represents the intent and actions of the Compensation Committee and the Board with regard to executive compensation and has recommended to the Board that it be included in this Information Statement for filing with the SEC.

The Compensation Committee

Thomas D. Henrion (Chairman)
Thomas F. Grady, Jr.
Dan R. Lee

SUMMARY COMPENSATION TABLE FOR FISCAL YEAR 2016

The following tables show the cash compensation paid or accrued by Span-America during fiscal years 2014, 2015 and 2016, as well as certain other compensation paid or accrued during those fiscal years, to Span-America’s Chief Executive Officer and to each of the four other most highly compensated officers (collectively, the “Named Executive Officers”).

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Non- Equity Incentive Plan Compen- sation ($) (1)	All Other Compen- sation ($) (2)	Total ($)

James D. Ferguson	2016	$350,846	$83,446	$8,991	$443,283
President & Chief Executive Officer	2015	339,250	41,205	9,075	389,530
	2014	329,633	-	8,983	338,616

Richard C. Coggins	2016	227,138	54,023	8,021	289,182
VP & Chief Financial Officer	2015	219,617	26,676	7,264	253,557
	2014	213,167	-	7,222	220,389

Robert E. Ackley	2016	199,842	47,456	6,544	253,842
VP - Custom Products	2015	194,792	23,662	5,827	224,281
	2014	189,338	-	5,850	195,188

James R. O’Reagan	2016	188,844	44,914	7,064	240,822
VP - R&D and Engineering	2015	182,457	22,179	6,351	210,987
	2014	176,291	-	6,570	182,861

Clyde A. Shew	2016	237,254	56,473	9,853	303,580
VP - Medical Sales & Marketing	2015	228,467	27,752	8,894	265,113
	2014	221,550	-	8,797	230,347

(1)

Payments made for fiscal years 2016, 2015 and 2014 under Span-America’s Management Bonus Plan in accordance with the operating income targets set when awards were made at the beginning of those fiscal years are shown in the “Non-Equity Incentive Plan Compensation” column above.

(2)

All other compensation includes (i) contributions to Span-America’s 401(k) plan by Span-America on behalf of the Named Executive Officers to match pre-tax deferral contributions from the Named Executive Officers, all of which are vested, (ii) life insurance premiums for both the term and non-term portions of the premium paid by Span-America on behalf of the Named Executive Officers, and (iii) in the case of Mr. Ferguson, Mr. Coggins and Mr. Shew, payments for tax return preparation services and related Medicare tax liabilities incurred in connection with those payments for tax return preparation services. Further detail of this other compensation is provided below under “All Other Compensation.”

All Other Compensation

Name	Year	401(k)	Life Insurance	Tax Return Preparation and Related Medicare Taxes	Total

James D. Ferguson	2016	$6,858	$1,157	$976	$8,991
	2015	6,392	1,158	1,525	9,075
	2014	6,500	1,158	1,325	8,983

Richard C. Coggins	2016	6,345	824	852	8,021
	2015	5,490	824	950	7,264
	2014	5,638	824	760	7,222

Robert E. Ackley	2016	5,588	956	-	6,544
	2015	4,870	957	-	5,827
	2014	4,893	957	-	5,850

James R. O’Reagan	2016	5,276	1,788	-	7,064
	2015	4,562	1,789	-	6,351
	2014	4,781	1,789	-	6,570

Clyde A. Shew	2016	6,625	1,616	1,612	9,853
	2015	5,712	1,617	1,565	8,894
	2014	5,630	1,617	1,550	8,797

For more information on individual items of compensation disclosed in the Summary Compensation Table above, see the disclosure set forth under the headings “Base Salary,” “Incentive Compensation,” “Equity Compensation” and “Benefits” contained in the “Compensation Discussion and Analysis” above, which disclosure is incorporated herein by reference.

GRANTS OF PLAN-BASED AWARDS

The table below sets forth certain information about fiscal year 2016 awards made under Span-America’s Management Bonus Plan.

	Estimated Future Payouts
	Under Non-Equity Incentive Plan Awards
Name	Threshold ($)	Target ($)(1)	Maximum ($)

James D. Ferguson
Bonus Plan	$0	$70,567	(1)

Richard C. Coggins
Bonus Plan	0	45,685	(1)

Robert E. Ackley
Bonus Plan	0	40,132	(1)

James R. O’Reagan
Bonus Plan	0	37,983	(1)

Clyde A. Shew
Bonus Plan	0	47,757	(1)

(1)

Bonus targets for fiscal year 2016 were based on Span-America’s achievement of operating profit performance in relation to its operating plan. The target amounts shown in the table above for each Named Executive Officer equals 20% of the Named Executive Officer’s base salary on the date of his fiscal 2016 salary review, which was December 1, 2015. Under the Bonus Plan formula, there is no cap on the maximum bonus that can be earned in a fiscal year. Historically, the largest bonuses ever earned were 63.4% of each Named Executive Officer’s base salary. Bonus payments for fiscal year 2016 were 23.65% of each Named Executive Officer’s base salary, which included a bonus of 20.59% of salary as a result of achieving 100.93% of the fiscal 2016 base business operating profit target plus a bonus of 3.06% of salary from one-time seasonal business operating profit. The fiscal year 2016 bonus payments are shown in the Summary Compensation Table above. For additional information on the Management Bonus Plan, see the discussion above in the Compensation Discussion and Analysis under the heading “Incentive Compensation – The Management Bonus Plan.”

For more information on the awards and grants disclosed in the Grants of Plan-Based Awards table above, see the disclosure set forth under the heading “Incentive Compensation” contained in the “Compensation Discussion and Analysis” above, which disclosure is incorporated herein by reference.

OUTSTANDING EQUITY AWARDS AT OCTOBER 1, 2016

The table below lists all outstanding Company stock options granted under Span-America’s 2007 Equity Incentive Plan to Span-America’s Named Executive Officers as of October 1, 2016.

Outstanding Equity Awards at Fiscal Year-End

		Option Awards

		Number of	Number of
		Securities	Securities
		Underlying	Underlying
		Unexercised	Unexercised
		Options	Options	Option	Option
	Grant	(#)	(#)	Exercise	Expiration
Name	Date	Exercisable	Unexercisable	Price	Date

Ferguson	02/11/09	3,000	-	9.34	02/11/19
	11/09/10	7,000	-	14.90	11/09/20
Sub-total		10,000	-

Coggins	02/11/09	2,500	-	9.34	02/11/19
	11/09/10	5,000	-	14.90	11/09/20
Sub-total		7,500	-

Ackley	02/11/09	2,000	-	9.34	02/11/19
	11/09/10	4,000	-	14.90	11/09/20
Sub-total		6,000	-

O’Reagan	02/11/09	2,000	-	9.34	02/11/19
	11/09/10	4,000	-	14.90	11/09/20
Sub-total		6,000	-

Shew	02/11/09	2,500	-	9.34	02/11/19
	11/09/10	5,000	-	14.90	11/09/20
Sub-total		7,500	-

Total		37,000	-

OPTION EXERCISES IN FISCAL YEAR 2016

The following table sets forth information with respect to Span-America’s Named Executive Officers concerning the exercise of options during the 2016 fiscal year.

Option Exercises

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)
James D. Ferguson	3,551	$31,071
Richard C. Coggins	2,583	22,162
Robert E. Ackley	2,583	22,136
James R. O’Reagan	2,583	20,716
Clyde A. Shew	2,583	23,066

(1)

The “value realized” on option exercises is determined by subtracting the amount paid upon exercise of the options from the market value of the underlying Common Stock as of the exercise date. The market value of the underlying Common Stock is equal to the average of the high and low sales prices on the measurement date as reported by NASDAQ.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Severance Protection Agreements

All Span-America employees, including the Named Executive Officers, are employed at will by Span-America and do not have employment agreements. Span-America has entered into severance protection agreements dated July 25, 2002 with each of its Named Executive Officers. The agreements provide for a lump sum severance payment of either 110% (for Messrs. Ackley, O’Reagan and Shew) or 210% (for Messrs. Ferguson and Coggins) of each executive’s annual compensation if the executive’s employment is terminated without Cause (as defined in their respective agreements) within one year following a Change in Control (as defined in their respective agreements). For purposes of determining the annual amount of an element of compensation that is not fixed, such as a bonus, the annual amount is deemed equal to the average of such component over the three-year period immediately prior to termination. An amount equal to 10% of the Named Executive Officer’s base salary at the rate in effect immediately prior to the Change in Control is deemed to be the value of lost benefits. The agreements also provide for vesting of the executives’ then outstanding options and restricted stock following such termination without Cause. The agreements have a rolling term of one year (except for Mr. Ferguson’s and Mr. Coggins’ agreements, which have two-year terms) that automatically extend each day for an additional day without any action by either party. Either party to an agreement may terminate the agreement by written notice to the other. Upon such notice, the agreement will cease to extend automatically and will be terminated one year from the notice date (two years for Mr. Ferguson’s and Mr. Coggins’ agreements).

The severance protection agreements include “double trigger” provisions, meaning that any payments and benefits are paid only if (i) there is a Change in Control and (ii) the covered executive officer is terminated without Cause within one year following a Change in Control. We believe this “double trigger” approach is appropriate because it enhances retention following a change in control, and a change in control may require the continued services of an executive officer without a change in that officer’s position, role or compensation opportunities. Furthermore, the “double trigger” approach is intended to motivate the covered executive officer to remain with us, or any successor to us, in spite of any disruptions or dislocations resulting from ownership changes. We believe that such “double trigger” provisions, both presently and prospectively, enhance shareholder value by ensuring business continuity in the event of a change in control and allow us to employ and retain executives who are truly committed to our business.

Under the severance agreements, Change in Control is generally defined as (i) the acquisition by any person of securities representing 35% or more of the combined voting power of Span-America’s outstanding voting securities; (ii) during any period of up to two consecutive years, individuals who, at the beginning of such period, constitute the Board, or whose nomination as directors was approved by two-thirds of such persons or successors to such directors who were previously so approved, cease for any reason to constitute a majority of the Board; (iii) the shareholders of Span-America approve a merger or consolidation of Span-America with any corporation other than (A) a merger or consolidation that would result in the voting securities of Span-America outstanding immediately prior to the merger or consolidation continuing to represent at least 51% of the voting power of the surviving entity, (B) a merger or consolidation effected to implement a recapitalization of Span-America that meets certain conditions or (C) a plan of complete liquidation of Span-America or a sale of substantially all of Span-America’s assets; or (iv) the occurrence of any other event that the Board determines affects control of Span-America and with respect to which the Board adopts a resolution that such event constitutes a change in control for purposes of the severance agreements.

The severance agreements contain a “golden parachute savings clause” that generally provides that if Span-America’s independent accountants determine that severance payments under the agreements would constitute “excess parachute payments” within the meaning of Section 280G of the Internal Revenue Code, then the payments will be reduced to the point that they do not constitute “excess parachute payments.” The agreements also provide that Span-America must indemnify the Named Executive Officer against any penalties or excise taxes the Named Executive Officer might incur if the payments do cause a “parachute payment” within the meaning of Section 280G(b)(2) of the Internal Revenue Code. The agreements provide that if a Named Executive Officer becomes entitled to receive severance payments in connection with any change in control, then any non-competition agreement between the Named Executive Officer and Span-America terminates. The agreements also require Span-America to pay reasonable accountant’s, attorney’s and actuary’s fees incurred by a Named Executive Officer in confirming his or her rights under his or her agreement, in enforcing those rights and in responding to a tax audit related to payment of benefits under his or her agreement.

The table below sets forth the severance payments to which the Named Executive Officers would have been entitled had change in control severance payments been determined as of October 1, 2016 and also the death benefit payable under the life insurance policy on the life of each of the Named Executive Officers purchased by Span-America had such Named Executive Officer passed away on October 1, 2016. Please see the discussion in the Company’s Schedule 14D-9 under “Item 8. Additional Information – Change In Control Compensation” for a description of the change in control payments for each of the Named Executive Officers based on or otherwise related to the Offer and the Merger.

Involuntary Termination Change-in-Control and

Death Benefits at October 1, 2016

							Life
	Accrued	Amount Calculated Based On					Insurance
	Compen-	Annual Compensation		Lost	Option		Death
Name	sation (1)	Salary	Bonus	Benefits	Vesting (2)	Total	Benefit

Ferguson	$83,446	$705,670	$83,101	$35,284	$-	$907,501	$103,237
Coggins	54,023	456,850	53,799	22,843	-	587,515	112,694
Ackley	47,456	200,659	23,706	20,066	-	291,887	118,979
O’Reagan	44,914	189,915	22,364	18,992	-	276,185	81,872
Shew	56,473	238,785	28,075	23,879	-	347,212	100,641

(1)	The amounts shown represent non-equity incentive compensation earned during fiscal year 2016 under Span-America’s Management Bonus Plan but not yet paid as of October 1, 2016.

(2)	There were no unvested options outstanding as of October 1, 2016.

EQUITY COMPENSATION PLANS

The following table summarizes information regarding our equity compensation plans as of October 1, 2016:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)(1)	(b)	(c)(2)
Equity compensation plans approved by security holders (1)	52,150	$13.18	190,500

Equity compensation plans not approved by security holders	0	0	0
Total	52,150	$13.18	190,500

(1)	Includes options granted under the 2007 Equity Incentive Plan.
(2)	The 2007 Equity Incentive Plan expired by its terms on December 31, 2016. Consequently, Span-America can no longer issue any securities under that plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information set forth below is furnished as of March 31, 2017, with respect to Common Stock owned beneficially or of record by (i) persons known to Span-America to be the beneficial owners of more than 5% of the Common Stock as of March 31, 2017, (ii) each of the directors and nominees individually, (iii) each of the Named Executive Officers included in the summary compensation table, and (iv) all directors and executive officers as a group. Unless otherwise noted, each person has sole voting and investment power with respect to such person’s shares shown in the table. All share amounts in the table include shares which are not outstanding but which are the subject of options exercisable in the 60 days following March 31, 2017. All percentages are calculated based on the total number of outstanding shares, plus the number of shares for the particular person or group which are not outstanding but which are the subject of options exercisable in the 60 days following March 31, 2017.

	Amount/Nature
Name and Address	of Beneficial		Percent
of Beneficial Owner	Ownership		of class

Beneficial Owners of More Than 5% of Span-America’s Common Stock

Fidelity Management and Research Company	354,103	(1)	12.9%
245 Summer Street
Boston, MA 02210

Wells Fargo Advisors	193,846	(2)	7.0%
309 N Water Street, Suite 510
Milwaukee, WI 53202

Santa Monica Partners, LP	150,432	(3)	5.5%
1865 Palmer Avenue
Larchmont, NY 10538

Directors and Nominees

Richard C. Coggins	40,388	(4)	1.5%
Robert H. Dick	30,500	(5)	1.1%
James D. Ferguson	106,061	(6)	3.8%
Thomas F. Grady, Jr.	48,595		1.8%
Thomas D. Henrion	126,805	(7)	4.6%
Dan R. Lee	12,500		*
Linda D. Norman	11,650		*
Terry Allison Rappuhn	1,500		*
Thomas J. Sullivan	5,173		*

Named Executive Officers

James D. Ferguson	106,061	(6)	3.8%
Robert E. Ackley	17,929	(8)	*
Richard C. Coggins	40,388	(4)	1.5%
James R. O’Reagan	26,641	(9)	1.0%
Clyde A. Shew	38,719	(10)	1.4%

Directors and Executive Officers as a Group

All Directors and Executive	490,209	(11)	17.5%
Officers of Span-America as a
Group (16 persons)

______________________

(1)	The amount shown as beneficially owned by Fidelity Management and Research Company is as reported on www.nasdaq.net/aspx/ownership.

(2)	The amount shown as beneficially owned by Wells Fargo Advisors is as reported on www.nasdaq.net/aspx/ownership.

(3)	The amount shown as beneficially owned by Santa Monica Partners, LP is Advisors is as reported on www.nasdaq.net/aspx/ownership.

(4)

The amount shown as beneficially owned by Mr. Coggins includes 7,500 shares subject to options held by Mr. Coggins which are exercisable within 60 days of May 1, 2017. As of May 1, 2017, Mr. Coggins has entered into a stock option cancellation agreement pursuant to which Mr. Coggins has agreed not to exercise these options in exchange for a cash payment per option equal to $29.00 less the exercise price of such option.

(5)

The amount shown as beneficially owned by Mr. Dick includes 1,000 shares held in an IRA account. The brokerage account in which these shares are held has margin capabilities. However, the Span-America shares in the account are not margined.

(6)

The amount shown as beneficially owned by Mr. Ferguson includes 10,000 shares subject to options held by Mr. Ferguson which are exercisable within 60 days of May 1, 2017. As of May 1, 2017, Mr. Ferguson has entered into a stock option cancellation agreement pursuant to which Mr. Ferguson has agreed not to exercise these options in exchange for a cash payment per option equal to $29.00 less the exercise price of such option.

(7)

The amount shown as beneficially owned by Mr. Henrion includes 8,200 shares owned by his spouse. Mr. Henrion disclaims beneficial ownership with respect to the shares owned by his spouse. One of the brokerage accounts in which these shares are held has margin capabilities. However, the Span-America shares in this account are not margined.

(8)

The amount shown as beneficially owned by Mr. Ackley includes 6,000 shares subject to options held by Mr. Ackley which are exercisable within 60 days of May 1, 2017. As of May 1, 2017, Mr. Ackley has entered into a stock option cancellation agreement pursuant to which Mr. Ackley has agreed not to exercise these options in exchange for a cash payment per option equal to $29.00 less the exercise price of such option.

(9)

The amount shown as beneficially owned by Mr. O’Reagan includes 6,000 shares subject to options held by Mr. O’Reagan which are exercisable within 60 days of the Record Date. As of May 1, 2017, Mr. O’Reagan has entered into a stock option cancellation agreement pursuant to which Mr. O’Reagan has agreed not to exercise these options in exchange for a cash payment per option equal to $29.00 less the exercise price of such option.

(10)

The amount shown as beneficially owned by Mr. Shew includes 7,500 shares subject to options held by Mr. Shew which are exercisable within 60 days of the Record Date. As of May 1, 2017, Mr. Shew has entered into a stock option cancellation agreement pursuant to which Mr. Shew has agreed not to exercise these options in exchange for a cash payment per option equal to $29.00 less the exercise price of such option.

(11)

The amount shown as beneficially owned by all directors and executive officers as a group includes 50,500 shares subject to options held by such persons which are exercisable within 60 days of the Record Date. The holders of all such options have executed stock option cancellation agreements, as described above.

*     Less than one percent.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Span-America’s directors, executive officers, and persons who beneficially own more than 10% of a registered class of Span-America’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of Span-America. Executive officers, directors and greater than 10% beneficial owners of Span-America’s Common Stock are required by SEC regulations to furnish Span-America with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such reports furnished to Span-America and representations that no other reports were required during the 2016 fiscal year, Span-America believes that all of its executive officers and directors and all beneficial owners of more than 10% of Span-America’s Common Stock of which Span-America is aware filed the required reports on a timely basis under Section 16(a), except for three Form 4’s for three transactions on November 10, 2015, November 11, 2015 and November 12, 2015 filed late by Mr. Herlong and two Form 4’s for two transactions dated November 24, 2015 and December 18, 2015 filed late by Mr. Henrion.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As previously reported by Span-America’s Current Report on Form 8-K dated September 28, 2015 and filed with the SEC, on that date Span-America entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Anita G. Zucker, as Trustee of The Jerry Zucker Revocable Trust dated March 20, 2007 and as successor-in-interest to Jerry Zucker, deceased (the “Zucker Trustee”), and Robert B. Johnston, a director of Span-America, pursuant to which Span-America purchased 249,310 shares of Span-America’s common stock from Ms. Zucker (in her capacity as trustee) and 12,000 shares of Span-America’s common stock from Mr. Johnston at a price of $17.49 per share or an aggregate of $4,570,312. The $17.49 per share purchase price was the closing price of Span-America’s common stock on the NASDAQ Global Market on Thursday, September 24, 2015, the day before the parties started negotiating the transaction. Span-America used cash on hand to pay the entire purchase price of the common stock and obtained a waiver from its credit facility lender with respect to a covenant restricting stock purchases in excess of $1 million in any 12-month period. Ms. Zucker is the Chairwoman and Chief Executive Officer of The InterTech Group, Inc. (“InterTech”), and Mr. Johnston is the Executive Vice President and Chief Strategy Officer of InterTech. The transaction resulted in Ms. Zucker, Mr. Johnston, InterTech and their affiliates and associates (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) ceasing to beneficially own any shares of Span-America’s common stock. Immediately prior to the acquisition, the acquired shares represented approximately 9% of Span-America’s outstanding shares.

Simultaneously with Span-America’s entry into the Stock Purchase Agreement, Span-America, the Zucker Trustee, Mr. Johnston and InterTech, entered into an Amended & Restated Standstill Agreement that amended and restated in its entirety the Standstill Agreement between those parties dated March 1, 2013 (the “Original Standstill Agreement”), a copy of which was filed as Exhibit 4.1 to Span-America’s Current Report on Form 8-K filed with the commission on March 5, 2013. The Amended & Restated Standstill Agreement reduced the maximum beneficial ownership of Span-America’s common stock that Ms. Zucker, Mr. Johnston, InterTech and their affiliates and associates can acquire during the standstill period under the agreement from 20% to 5% of Span-America’s total outstanding common stock and deleted provisions related to the continued service of Mr. Johnston or any other InterTech affiliate as a director of Span-America. The standstill period under the agreement expired on September 28, 2016.

The transactions were reviewed and approved by the Board without Mr. Johnston’s participation. Mr. Johnston resigned from his position as a director of Span-America upon execution and delivery by the parties of the Stock Purchase Agreement. Copies of the Stock Purchase Agreement and the Amended and Restated Standstill Agreement were filed as exhibits to Span-America’s Current Report on Form 8-K dated September 28, 2015 and filed with the Commission.

Span-America is not aware of any other relationships or related party transactions required to be disclosed in this Information Statement pursuant to Item 404 of Regulation S-K.

Span-America does not have policies or procedures as contemplated in Item 404(b) of Regulation S-K for the review, approval or ratification of related party transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K because Span-America has not had any such transactions in reasonably recent history other than the transactions disclosed above and does not anticipate any such transactions being proposed in the foreseeable future. If any such transaction is proposed in the future, the Board would expect to adopt appropriate policies and procedures at that time as it did in having the above described transactions reviewed and approved by Span-America’s Board without the interested director’s participation.